FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

August 27, 2009	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Technical Report dated August 19, 2009

99.2	Certificates of Qualified Persons dated August 19, 2009

EXHIBIT 99.1

EXHIBIT 99.2

SNOWDEN

Exeter Resource Corporation: Cerro Moro Project
Project No. **L00154**

Geological Review and Mineral Resource Estimate

August 2009

Prepared by Mr C J Bargmann CGeol, Pr.Sci.Nat
Principal Consultant

Dr S C Dominy CGeol CP CEng
General Manager (London) and Executive Consultant

Dr I M Platten CGeol
Senior Principal Consultant

Reviewed by Mr G D Kneebone CGeol, CEng
Associate Principal Consultant

Mr M F A Potts CEng
Principal Consultant

Office Locations

Perth
87 Colin Street
West Perth WA 6005

PO Box 77
West Perth WA 6872
AUSTRALIA

Tel: +61 8 9213 9213
Fax: +61 8 9322 2576
ABN 99 085 319 562
perth@snowdengroup.com

Brisbane
Level 15, 300 Adelaide Street
Brisbane QLD 4000

PO Box 2207
Brisbane QLD 4001
AUSTRALIA

Tel: +61 7 3231 3800
Fax: +61 7 3211 9815
ABN 99 085 319 562
brisbane@snowdengroup.com

Vancouver
Suite 550
1090 West Pender Street
Vancouver BC V6E 2N7
CANADA

Tel: +1 604 683 7645
Fax: +1 604 683 7929
Reg No. 557150
vancouver@snowdengroup.com

Johannesburg
Technology House
Greenacres Office Park
Cnr. Victory and Rustenburg Roads
Victory Park
Johannesburg 2195
SOUTH AFRICA

PO Box 2613
Parklands 2121
SOUTH AFRICA

Tel: + 27 11 782 2379
Fax: + 27 11 782 2396
Reg No. 1998/023556/07
johannesburg@snowdengroup.com

London
Abbey House
Wellington Way
Weybridge
Surrey KT13 0TT, UK

Tel: + 44 (0) 1932 268 701
Fax: + 44 (0) 1932 268 702
london@snowdengroup.com

Website
www.snowdengroup.com

Subsidiary of Downer EDI Ltd

This report has been prepared by Snowden Mining Industry Consultants Ltd ('Snowden') on behalf of Exeter Resource Corporation.

Tables

Figures

Appendices

1 Summary

1.1 Project summary

The Cerro Moro gold - silver project is located approximately 70 km south-west of Puerto Deseado in the Santa Cruz province of southern Argentina, one of the country's Patagonian provinces. The mineralisation at Cerro Moro was first discovered by Mincorp Explorations SA (Mincorp) in 1993. Mincorp explored the property until 2001 when the company was taken over by Cerro Vanguardia Sociedad Anonima (CVSA), which is owned 92.5% by AngloGold Ashanti Limited (AGA) and 7.5% by the Fomento Minera de Santa Cruz Sociedad del Estado (Fomicruz). In December 2003, Exeter Resource Corporation (Exeter) signed an option agreement with CVSA which granted Exeter the right to explore four project areas in Patagonia, including Cerro Moro. This agreement provided Exeter with the option to acquire a 100% direct interest in the properties upon incurring US$3 M in exploration expenditures, including completing 8,000 m of drilling, over a period of five years. CVSA retained a one-time right to back into a 60% interest in any project once Exeter had completed 10,000 m of drilling on a specific project, subject to CVSA paying Exeter 2.5 times their aggregate exploration expenditure.

In May of 2007, Exeter served notice to CVSA that it was exercising its option to acquire the exploration properties, having incurred the required exploration expenditures. Subsequently, Exeter completed 10,000 m of drilling at Cerro Moro and CVSA notified Exeter that it would not be exercising its 60% back-in right on the project. CVSA retains a 2% net smelter return royalty on Cerro Moro. Current concessions at Cerro Moro cover 17,677 ha (176.8 km^2).

In March 2009, Exeter and Fomicruz, the Santa Cruz provincial mining company, signed a definitive agreement over ten Fomicruz concessions located adjacent to the Cerro Moro concessions. The Fomicruz concessions cover a total of 69,100 ha (691.0 km^2). By spending a total of US$10 M on exploration on these concessions Exeter will acquire an 80% interest in the Fomicruz properties. In addition Fomicruz will acquire a 5% participating interest in Exeter's Cerro Moro project following the granting of all the required exploitation concessions and permits to commence mining.

The Deseado Massif is a geological province which hosts numerous gold and silver rich, low to intermediate sulphidation epithermal vein systems. At the regional scale several of these deposits are either being mined or are advanced exploration projects being developed by other mining and exploration companies. Typically the epithermal gold and silver mineralisation of the Deseado Massif occur as small, high grade, shoots within larger vein systems.

Exploration undertaken to date by Exeter has identified the presence of gold and silver mineralisation in over 25 prospects within the Cerro Moro project area. These mineralised veins range from simple, single veins to complex vein arrays containing small, high grade, gold and/or silver rich shoots.

Based on the exploration results obtained by Exeter to date, Snowden has estimated initial Inferred Mineral Resources for the Cerro Moro project. This is based on a polygonal-type approach to the resource estimation. With further infill drilling, ideally supported by open pit trial mining and/or underground development, Snowden expects the data to reach a sufficient density for block model creation and the estimation of Mineral Resources to a higher category.

1.2 Conclusions and recommendations

1.2.1 General

Exeter has consolidated a large ground holding within the Deseado Massif and its exploration activities have identified the presence of gold and silver mineralisation in over 25 individual prospects. The most advanced prospects in terms of Exeter's exploration activities are Escondida, Loma Escondida, Esperanza and Gabriela. These deposits are complex epithermal vein systems containing small, high grade, gold or silver rich shoots. Based on a comparison of the gold and silver grades and Ag:Au ratios, the Escondida prospect has similar characteristics to the San Jose and Eureka West projects of Hochschild Mining Plc / Minera Andes Inc and Andean Resources Ltd respectively. The Esperanza and Gabriela prospects appear to be similar to the Manantial Espejo project of Pan American Silver Corp.

1.2.2 Mineral tenure and environmental

Snowden has not reviewed the Cerro Moro concession contracts or the Fomicruz agreement and is not qualified to comment on their validity. However, Snowden has no reason to doubt the validity of these contracts and agreements.

Exeter appears to be maintaining a high standard of environmental responsibility in its exploration activities, which is illustrated by its commitment to drill site and trench rehabilitation. Snowden has not reviewed the Cerro Moro environmental permits or DEI documentation, but has no reason to doubt that the environmental permitting requirements are not being met. Snowden endorses Exeter's commitment in undertaking baseline environmental studies and also recommends that the proposed water drilling programme should be undertaken. Ownership of the water rights in the Cerro Moro area should also be confirmed so that future water permitting can be planned.

1.2.3 Exploration

Exeter has used an initial 80 m line spacing in planning its exploration drilling. This has subsequently been reduced to 40 m with infill drilling. At Escondida some infill drilling has been conducted on a 20 m line spacing. At Esperanza an initial 50 m line spacing was used. In general between one and four drillholes are positioned along the individual drill lines. Whilst a line spacing at 80 m or 40 m along strike identifies the gross geological continuity, Snowden notes that this spacing is often insufficient to resolve short range geological and grade continuity of epithermal vein systems.

Exeter has commenced infill drilling and Snowden recommends that this be undertaken on a minimum drillhole spacing of 20 m by 20 m with a portion being drilled on a 10 m by 10 m spacing to address short range geological and grade continuity. This is essential in order to define internal architecture of the mineralised domains and the effects of post mineral modification. Snowden also recommends that the close spaced drilling be supported by either open pit trial mining and/or underground development at Escondida. This will not only provide detailed geological information, but also material for bulk sampling / trial processing and metallurgical studies. An alternative may be to develop strike trenches to expose the whole outcrop of the mineralisation which can be sampled and mapped in detail. This latter approach may be applicable for Gabriela and Esperanza. Material derived from open pit trial mining and/or strike trenches is likely to be affected by surface oxidation to some degree and may not be representative of the majority of the mineralisation occurring at depth. Bulk sampling or trial processing studies should take cognisance of the depth and degree of oxidation present.

Exeter should review all drillhole and trench logging and capture oxidation information where this is missing from the database. Exeter has compiled a large geotechnical database and this information will be used in future scoping and feasibility studies.

An accurate topographic survey urgently needs to be completed over the principal exploration targets to replace the NASA sourced topography currently in use.

Snowden recommends that all mapping, ASTER image interpretations, and geophysical surveys should be reviewed and updated to incorporate new geological information generated from the exploration drilling undertaken by Exeter.

Consideration should be given to building a permanent core and RC sample storage facility in order to protect the core and sample material from the elements. The volume of the remaining bulk RC samples is large and a riffle spilt fraction (½ or ¼) would reduce these to more manageable proportions for permanent storage. Old shipping containers could provide a short term solution to the storage of core and RC samples.

The evolution of the epithermal system at Cerro Moro is complex with multiple phases of quartz veining being present. Vein formation responds to changes in the stress field and as a result veins on different orientations may have formed at different times. The Ag:Au ratio also varies significantly between the veins at Cerro Moro and this may indicate different formation ages or deposition levels within the epithermal system. A correlation is also noted between high silver and high lead and zinc grades which may indicate that the presence of a silver / base metal mineralisation phase. A mineralogical study should be undertaken to assess the gold and silver deportment.

1.2.4 Drilling logging and sampling protocols and procedures

Snowden consider that Exeter's logging and sampling protocols and procedures are acceptable and in line with industry standards. Consideration could be given to double bagging of samples so as to provide additional protection and the sealing of the individual sample bags could be improved with the use of cable ties. Exeter should consider extending core photography to include photography of the high priority samples on completion of sampling. The core should be marked to indicate the sample intervals and sample numbers prior to being photographed. Density results should be reviewed on a regular basis and the cause of any inconsistencies between the results should be investigated.

Exeter use third parties for the transportation of the samples from Cerro Moro to Mendoza for sample preparation. This is a potential security risk and chain of custody issue as Exeter do not have control of the samples during transportation. Snowden suggest that the security of the samples during transport be improved with the use of cable ties with individual security code numbers to seal either the individual sample bags or the larger sample sacks used for sample dispatch. A reference list should be compiled of the individual sample numbers sealed in sacks by each numbered cable tie. The laboratory should confirm the safe arrival of the samples and provide a duplicate list of samples against cable tie numbers. Any discrepancies should be investigated.

1.2.5 Data verification and QAQC

Snowden believes that the QAQC procedures established by Exeter are extensive and well thought out. Whilst Snowden has not visited the assay laboratories used by Exeter, ALS Chemex, Alex Stewart and ACME Analytical are reputable international laboratory groups and Snowden is confident that the analytical procedures are undertaken to industry norms.

Care should be taken to ensure that above detection default grades (e.g. 100 g/t Au and 1,000 g/t Ag) are updated in the database once the final laboratory assays are received. The Mincorp geological codes also need to be revised into the current geological terminology. Exeter has used an averaging technique where laboratory duplicate samples are present in the database for the calculation of their gold and silver grades. Snowden does not recommend this approach as only the original assay value should be used for grade reporting and evaluation purposes in order to maintain sample support with the rest of the dataset.

No silver CRM standards are currently used by Exeter at Cerro Moro. Snowden recommends that Exeter should obtain a suitable silver CRM for use in its QAQC procedures.

Exeter should routinely submit samples from core drilling to a second laboratory for check assay rather that the current ad hoc arrangement. This should consist of one in 20 of all drill core samples from mineralised zones and one in 40 from un-mineralised material. Ideally the mix of core samples should include a representative range of high, medium and low grade material. The sample material for these second laboratory check assays can be derived from the existing coarse reject material currently stored in Mendoza. In the event that RC drilling is used to evaluate mineralised zones the same procedures should apply.

All assay sample pulps are returned from the assay laboratory to Exeter for archive storage. From this material Exeter should also routinely resubmit pulps to the original assay laboratory as a further check sampling measure. Pulps should be selected for check assay at a rate of one in 40. The pulps should be renumbered and submitted as a separate batch using the same techniques as the original sample.

The laboratory duplicate samples should be viewed as additional QAQC sampling and should be routinely evaluated to provide information on the sample variability.

The lack of details pertaining to QAQC and assay procedures during the Mincorp era is a concern. Snowden recommends that Exeter should conduct a twin hole diamond drilling programme to re-drill 20% of the Mincorp holes, i.e. four core holes and three RC holes. The geological logging and assay results should be compared to the original Mincorp data.

1.2.6 Metallurgical testwork and mineralogy

Exeter has undertaken extensive metallurgical testing. Samples from a number of vein systems were collected and subjected to comminution; cyanide leach; flash flotation; gravity and kinetic tests. The studies concluded that recoveries of 90% and greater for both gold and silver were achievable from a three stage process of gravity recovery, flash flotation and tailings leach.

A mineralogical study to investigate gold particle sizing should be undertaken. This would result in a grade particle model from which project specific sampling protocols can be designed.

Cerro Moro has a complex history of veining and mineralisation which may include separate gold and silver events. Snowden recommend that Exeter undertake a mineralogical investigation to fully understand the timing of the veining and mineralisation events. The use of isotope and fluid inclusion studies should be considered to gain an understanding of formation temperatures and ages.

1.2.7 Mineral Resource estimation

Snowden has estimated Inferred Mineral Resources for the Escondida (including Loma Escondida), Esperanza and Gabriela prospects at Cerro Moro in accordance with CIM guidelines (CIM 2005) which have been adopted as part of NI 43-101. The Escondida, Esperanza and Gabriela deposits are marked by distinct high grade

domains within the overall vein structures. These domains are marked by sharp grade boundary's which define these geological entities. Two cut-off grade scenarios have been used in defining the geological domain boundary's at Escondida. Snowden considers that a 2 g/t Au geological cut-off provides flexibility in terms of potential future mining method selection which could include open pits as well as underground mining, whilst a 4 g/t geological cut-off is an acceptable level for the definition of higher grade domains suitable for underground mining. The application of the lower geological cut-off results in the definition of an additional geological domain at Loma Escondida. At the silver rich Esperanza and Gabriela prospects a 150g/t Ag geological cut-off is used in domain definition. It is important to stress that the cut-off grades used in the definition of the domains at Cerro Moro are geological in nature and are not economic cut-off grades.

Snowden has adopted a polygonal-type approach to the resource estimation whereby the mean of all drill and trench intersections within the domain boundary is applied to the whole domain. Domain tonnages are based on rock densities measured by Exeter as part of its routine sampling procedures. Snowden does not recommend a geostatistical / block modelling estimation approach for Cerro Moro at this stage. Geostatistical estimation requires the definition of the nugget effect and geological ranges from variography which the wide data spacing at Cerro Moro does not currently permit. With further infill drilling, ideally supported by underground development or open pit trial mining, Snowden expects the data to reach a sufficient density for block model creation and the estimation of Mineral Resources to a higher category.

Inferred Mineral Resources for the Cerro Moro project are summarised in Tables 1-1, 1-2 and 1-3. The effects of increasing the Escondida domain cut-off grade from 2 g/t Au to 4 g/t Au are a reduction in tonnage of 128,000 t, a reduction in gold ounces of 27,000 and a reduction in silver ounces of 1,319,000.

1.3 Project risks

Snowden has produced this Mineral Resource estimate based on wide spaced diamond drilling and trench channel samples. Mineralisation wireframes have been based on geological and grade interpretation using nominal cut-off grades of 2.0 g/t Au and 4.0 g/t Au for the Escondida prospect and 150 g/t Ag for the Esperanza and Gabriela prospects. These cut-offs are not based on any economic analysis. Resource grade has been estimated from top-cut means of all samples within a given wireframe. This approach was applied due to the widespread nature of the sampling data. As a result, Snowden has taken a conservative approach to classification and assigned all resources to the Inferred category. The Inferred category has a generally accepted precision range of ±25 % to 50% on contained metal. Snowden notes that there is a risk that resource grades will not be achieved during mining and that the entire resource may not be economic.

Snowden has identified the following project risk reduction measures;

- Sampling review and optimisation study,
- Tightening up of the existing QAQC procedures
- Additional infill drilling to support geological de-risking. This is essential in assessing shot range geological and grade continuity issues. Ideally this should be supported by underground development.
- Resource extension drilling
- Completion of baseline environmental studies and a formal EIA.

- Scaling up of the existing mineralogical and metallurgical testwork
- Completion of a scoping study for the Cerro Moro project.

Table 1.1 Escondida Prospect Inferred Mineral Resources based on a 2 g/t Au geological domain boundary

Geological Domain	Tonnage	Au (g/t)	Au (Oz)	Ag (g/t)	Ag (Oz)
Escondida Far West	124,000	23.6	94,000	1,723.4	6,870,000
Escondida West 1	31,000	24.1	24,000	431.2	430,000
Escondida West 2	71,000	9.9	23,000	627.5	1,432,000
Escondida Central	105,000	38.0	128,000	961.8	3,247,000
Escondida East	84,000	13.3	36,000	154.9	418,000
Loma Escondida	46,000	8.8	13,000	537.3	795,000
Loma Escondida East	20,000	10.2	7,000	602.6	387,000
TOTAL	**481,000**	**21.0**	**324,000**	**878.1**	**13,579,000**

Table 1.2 Esperanza and Gabriela Prospect Inferred Mineral Resources based on a 150 g/t Ag geological domain boundary

Geological Domain	Tonnage	Au (g/t)	Au (Oz)	Ag (g/t)	Ag (Oz)
Esperanza 2	96,000	2.4	7,000	252.1	778,000
Esperanza 3	36,000	5.0	6,000	192.2	222,000
TOTAL	**132,000**	**3.1**	**13,000**	**235.7**	**1,000,000**
Gabriela 1	316,000	1.8	18,000	275.3	2,797,000
Gabriela 2	123,000	3.0	112,000	370.9	1,467,000
Gabriela 3	46,000	2.4	4,000	259.5	384,000
TOTAL	**485,000**	**2.1**	**33,000**	**298.1**	**4,647000**

Table 1.3 Escondida Prospect Inferred Mineral Resources based on a 4 g/t Au geological domain boundary

Geological Domain	Tonnage	Au (g/t)	Au (Oz)	Ag (g/t)	Ag (Oz)
Escondida Far West	117,000	25.0	94,000	1,827.8	6,875,000
Escondida West 1	20,000	35.1	23,000	588.2	378,000
Escondida West 2	38,000	13.5	16,000	773.2	945,000
Escondida Central	70,000	51.3	116,000	1,296.1	2,917,000
Escondida East	73,000	15.4	36,000	176.3	414,000
Loma Escondida	35,000	10.6	12,000	650.2	732,000
TOTAL	**353,000**	**26.1**	**297,000**	**1,080.3**	**12,260,000**

2 Introduction

This Technical Report has been prepared by Snowden Mining Industry Consultants Limited (Snowden) for Exeter Resource Corporation (Exeter), a Canadian company based in Vancouver, British Columbia. This report is prepared in compliance with the disclosure requirements of the Canadian National Instrument 43-101 (NI 43-101). The trigger for preparation of this report is the 8th July 2009 news release by Exeter disclosing initial Mineral Resources for the Cerro Moro project, Santa Cruz Province, Argentina.

Unless otherwise stated, information and data contained in this report or used in its preparation has been provided by Exeter. Much of the information used in the compilation of this Technical Report is sourced from two NI 43-101 Technical Reports compiled by Exeter in April 2008 and February 2009 (Exeter, 2008 and 2009a).

The Qualified Persons for the preparation of the report are Mr C J Bargmann who visited the Cerro Moro project between 28th January and 8th February 2009, Dr S C Dominy and Dr I M Platten who have not made a current site visit.

The responsibilities of each author are provided in Table 2.1

Table 2-1 Responsibilities of co-authors

Author	Responsible for sections
Mr C J Bargmann	1 – 23
Dr S C Dominy	1 – 23
Dr I M Platten	7 - 9

2.1 Background

The Cerro Moro gold - silver project was discovered by Mincorp in 1993, and explored until 2001 when the company was taken over by CVSA, a subsidiary of AGA. Exeter, through its Argentine subsidiary Estelar, signed an option agreement with CVSA granting Exeter the right to explore four project areas in Patagonia namely Cerro Moro, Other Santa Cruz properties, Chubut properties and Rio Negro properties. The agreement provided Exeter with the option to acquire the properties upon incurring US$ 3 M in expenditure, including the completion of 8,000 m of drilling, over five years. CVSA retained a one-time right to back into a 60% interest in any project once Exeter had completed 10,000 m of drilling on the specific project, subject to CVSA paying Exeter 2.5 times its aggregate exploration expenditure. CVSA could further increase its interest to 70% by funding Exeter's 30% share of the development costs.

In May of 2007, Exeter served notice to CVSA that it was exercising its option to acquire the four Patagonian exploration properties, having incurred the required exploration expenditures. Subsequently Exeter completed 10,000 m of drilling at Cerro Moro and formally notified CVSA seeking a decision on whether it would exercise its 60% back-in right. In October 2007 CVSA notified Exeter that it would not be exercising these rights on Cerro Moro. Ownership of Cerro Moro is now vested in Estelar with CVSA retaining a 2% net smelter return royalty. Current concessions at Cerro Moro total 17,677 ha (176.8 km^2).

In March 2009 Exeter and the Santa Cruz provincial mining company, Fomicruz, signed a definitive agreement over ten concessions, covering 69,100 ha (691.0 km^2), which are adjacent to Exeter's Cerro Moro concessions. By spending US$10 M on

exploration over a number of years Exeter will acquire an 80% share of the Fomicruz properties. In addition Fomicruz will acquire a 5% participation interest in Exeter's Cerro Moro project following the granting of all the required exploitation concessions and permits to commence a mining operation.

2.2 Terms of reference

In December 2008, Snowden was requested by Exeter to conduct a site visit and estimate Mineral Resources for the Cerro Moro project in southern Argentina. The Mineral Resources are the first to be estimated for the Cerro Moro property and are detailed in this NI 43-101 Technical Report

2.3 Sources of information

Much of the information used in the compilation of this Technical Report is sourced from two NI 43-101 Technical Reports compiled by Exeter in April 2008 and February 2009 (Exeter, 2008 and 2009a). Snowden also reviewed several internal reports compiled by Exeter and its external consultants pertaining to the Cerro Moro project.

Several published references on the geology and mineral deposits of Argentina were reviewed by Snowden and additional information was also obtained from Internet sources. Technical reports and other documents used in the preparation of this report are listed in Section 21 of this report.

2.4 Site visit

The Snowden site visit was undertaken by Mr C J Bargmann, between 28th January and 8th February 2009. A total of nine days was spent at Cerro Moro. Snowden was able to view the exploration core, collect verification samples and discuss project details with Exeter staff. A further three days were spent in Mendoza collecting additional verification samples and discussing aspects of the Argentine mineral legislation with Exeter staff.

3 Reliance on other experts

This report is intended to be used by Exeter and is subject to the terms and conditions of their contract with Snowden. This report is intended to be read as a whole, and sections or parts thereof should therefore not be read or relied upon out of context.

Unless otherwise stated Snowden has relied on Exeter personnel for details of the mining and exploration licence tenure, Argentina's legal, mining and environmental legislation and Exeter's company structure. Snowden has not attempted to verify the validity of Exeter's concession contracts or their accuracy against the maps used in this report. Much of the information used in the compilation of this Technical Report is sourced from two NI 43-101 Technical Reports compiled by Exeter in April 2008 and February 2009 (Exeter, 2008 and 2009a).

During the site visit Snowden met with Dra. Patricia Inzirillo, Exeter's legal counsel and a specialist Argentine mining lawyer, who provided background information on Argentina's mineral legislation.

4 Property description and location

4.1 General description

Argentina is located in the south-eastern portion of the South American continent, with a coastline on the Atlantic Ocean (Figure 4-1). It is the eighth largest country in the world with a continental area of 2,766,890 km² (Argentina also claims a portion of the Antarctic continent and the islands of the South Atlantic). The Andes Mountains are located in the west and form the border with Chile. Paraguay and Bolivia lie to the north with Brazil and Uruguay to the north-east (Wikipedia, 2009). The country extends for approximately 3,600 km from north to south.

Argentina is a federal republic divided administratively into 23 provinces and a federal district covering the capital Buenos Aires (Figure 4-1). The provinces have their own government, constitution, laws, and provincial authorities. The provincial governments have three branches Executive, Legislative and Judiciary, with the Executive led by the provincial governor (Wikipedia, 2009). The Santa Cruz province covers an area of 243,943 km² and is subdivided into seven departments including the Deseado Department which covers the Cerro Moro project. The provincial capital is Rio Gallegos located in the extreme south of the province (Figure 4-2).

Buenos Aires is the country's main entry point and port, with regular air services to North and South America, Europe and Africa. Some international flights also operate from regional centres such as Mendoza. Rio Gallegos and Comodoro Rivadavia are both served by direct air flights to Buenos Aires and provide the easiest means of entering the Santa Cruz province.

The road infrastructure is generally good, but because of the size of the country internal air transportation is widely used. The country has some 69,000 km of paved road ways and 31,900 km of rail line although the rail infrastructure has decayed in recent years (CIA World Factbook, 2009).

Figure 4.1 **Shaded relief map of Argentina showing the country's provinces and major cities (Source: Perry-Casreñeda Library, 2009)**


BOLIVIA
PARAGUAY
BRAZIL
CHILE
URUGUAY
CHACO
BUENOS AIRES
LA PAMPA
RIO NEGRO
CHUBUT
SANTA CRUZ
SOUTH PACIFIC OCEAN
SOUTH ATLANTIC OCEAN
Figure 4-2
TIERRA DEL FUEGO, ANTARTIDA E ISLAS DEL ATLANTICO SUR
Falkland Islands (Islas Malvinas)
Cape Horn
Argentina
International boundary
Province boundary
National capital
Province capital
Railroad
Road

Figure 4.2 Map of Santa Cruz Province showing the location of the Cerro Moro Project (Based on Instituto Geográfico Militar, 2009)


PROVINCIA DEL CHUBUT
Comodoro Rivadavia
Perito Moreno
Cerro Moro Prospect
Puerto Deseado
Gdor. Gregores
Puerto San Julián
Puerto Santa Cruz
Calafate
Río Gallegos
OCEANO ATLANTICO SUR
MAR ARGENTINO
CORDILLERA DE LOS ANDES
REPUBLICA DE CHILE

4.2 Mining legislation in Argentina

The following sections provide a brief summary of Argentina's mining and environmental legislation and draws on several sources, principally Snowden's discussions with Dra. Patricia Inzirillo, Exeter's Argentine legal counsel. Other sources are referenced where applicable.

Argentina's mining legislation is based on Law No. 1919 of 1886 and although some updates to the Mining Law have been enacted, the original legislation still largely applies. The principal updates to the 1886 legislation are improved environmental legislation which was added in 1995, and revised investment laws enacted between 1993 and 2001. The age of the governing legislation results in legal interpretation issues when applying the legislation to areas where new technology is applied. In particular the 1886 legislation defines two types of deposit "disseminated mineral" and "vein mineral". These are treated differently in terms of exploitation concession size and licence fees and disagreements over deposit type may occur between the mining company and the authorities.

In Argentina, mineral rights are owned by the Federal Government and are separate from the surface rights. On a federal level the highest government office with responsibility for the mining sector is the Secretaria de Mineña de la Nación, whose responsibilities include setting Argentina's mineral policy and promoting growth in the minerals sector. The Dirección Nacional de Mineria (DNDM) administers the mining laws, develops short and long term mining plans and serves as an advisor to the Secretaria on technical and legal issues. The DNDM is also responsible for compiling the Argentina's national mining statistics. Servicio Geológico Minero Argentino (Segemar) is Argentina's geological survey and reports to the Secretaria.

The Mining Law is administered on a provincial level through provincial mining authorities which deal with the issuing and registration of concession contracts and compliance with mining regulations (ASAP Consultores, (2006), USGS, (2008)). Several provinces have their own provincial mining company. There may be specific concession regulations applicable in individual provinces and the speed of processing concession applications and environmental approvals is slow in some provinces (Beretta and Garcia, 2007). In Santa Cruz Province, Dirección Provincial de Mineria is the provincial mining authority, and Fomicruz is the provincial mining company. Provinces may withdraw areas from being available for exploration and exploitation concession application. These areas may be held directly by the province or assigned to provincial mining companies (AMEC, 2007).

Mineral deposits are classified into four main categories based on the type of mineral discovered. These are summarised as follows (ASAP Consultores, 2006);

Type 1) Gold, silver, platinum, mercury, copper, iron, lead, tin, zinc, nickel, cobalt, bismuth, antimony, wolframite, aluminium, beryllium, vanadium, cadmium, tantalum, molybdenum, lithium, arsenic and potassium. This group also includes coal and non metals such as quartz, feldspar, mica, fluorite, phosphates, sulphur, borates and precious stones.

Type 2a) Alluvial metal and precious stone deposits. This group includes old mine site facilities. These deposits can be mined without having to obtain a concession.

Type 2b) Includes amongst others saltpetre, peat bogs, ochre, graphite and clay minerals. The owner of the surface rights has a preferential right to these deposits as long as the claim is officially demarcated.

Type 3) Construction material and dimension stone. These deposits belong to the surface owner. Known as Canteras these deposits require no mining approvals and are not subject to royalty payments.

4.2.1 Mineral tenure

The following section provides details on the mineral tenure for Type 1 mineral deposits. The exploration and exploitation of minerals in Argentina may be carried out by Argentine nationals or companies incorporated under Argentine law. Concessions may be transferred or assigned by their holders to third parties, but such transfers or assignments must comply with the requirements established by the Mining Law and be registered before the Public Registry of Mining. Surface rights are separate from mineral rights and require negotiation with the landowner.

The Mining Law in Argentina provides for two levels of mineral title, exploration permits and exploitation concessions, which are summarised below;

> Exploration permits comprise three types, ground survey, air survey and underground survey (Beretta and Garcia, 2007). The ground survey permit, Concesión de Exploración y Cateo (Cateo), is commonly used. A Cateo is measured in 500 hectare (ha) units and can range in size from a minimum of 1 unit (500 ha) to a maximum of 20 units (10,000 ha). The mining law limits one holder (either an individual or a company) to a maximum of 400 units (200,000 ha) in a single province, with a maximum of 20 units being held as Cateo's. (AMEC, 2007).
>
> Once an exploration application is lodged the provincial authorities investigate the ground availability and respond to the applicant informing it of the amount of free ground that is available. The applicant then advises the provincial authorities if it wishes to proceed with the application. Once the applicant has indicated its willingness to proceed, the provincial authorities notify the relevant landowners with surface rights in the area. The applicant should then negotiate a suitable agreement with the landowners to allow for access, water usage, accommodation, compensation etc prior to commencing exploration activities. Access to water may require agreement with the landowner, provincial or federal authorities. If difficulties are encountered in negotiating with landowners the applicant may apply to the authorities for easements to enable exploration to be undertaken.
>
> The approval of a Cateo specifies the size and the term of the licence. The Cateo term varies according to area held and is based on 150 days for the first unit (500 ha) and an additional 50 days for each further unit. As a result a maximum 20 unit (10,000 ha) Cateo has a term of 1,100 days. A one off fee of US$ 0.80 per hectare (US$ 400 for a 500 ha Cateo) is payable on application. The rights of the Cateo holder are subject to surface rights approvals from the surface owners. The Cateo is valid from 30 days after the approval date and once the application is approved all rights to any mineral discoveries on the Cateo belong to the applicant.
>
> Periodic relinquishment of the ground holdings is required such that after 300 days from the date of approval, 50% of the area in excess of four units (2,000 ha) must be relinquished. After 700 days, 50% of the remaining area must be relinquished. Time extensions may be granted for bad weather, difficult access, etc (AMEC, 2007). A geological report on exploration activities on the relinquished ground is required to be submitted within 90 days of relinquishment.
>
> Exploration permit applications must include a programme of works and an Informe de Impacto Ambiental (EIR). Unauthorised changes to this programme of works during the exploration term may trigger the revoking of the Cateo (ASAP Consultores, 2006).

Once a mineral discovery has been made within a Cateo, a Manifestacion de Discubrimiento (MD) can be applied for. This represents the first stage in the issuing of an exploitation licence and can be made over all or part of an existing Cateo. The application for a MD can be made at any time during the term of the Cateo but must be made prior to expiry. MD applications are made to the provincial mining authority and a sample of the mineralised material must be included with the applicant's presentation. This sample is assayed by the provincial authorities and used to confirm the deposit style. The onus is on the applicant to prove the deposit style and in the case of disseminated mineralisation this may require additional information such as geophysics.

A similar approval process to Cateo applications occurs with an application fee, acknowledgement from the provincial authorities, and landowner notification. It is possible to apply for an MD directly without holding a Cateo where it can be shown that the mineral discovery was accidental or by chance.

Upon registering a mineral discovery the holder may apply to double the ground that it is entitled to develop into a mine and hold this as a reserved area (up to 7,000 ha in the case of disseminated deposits). The MD status will protect the mineral discovery until it is formally registered in the Mineral Discovery Register and converted to a full Exploitation Concession (Mina). Once granted, Mina concessions have an indefinite term.

Once the application is made the size and configuration of the application is confirmed by surveying (Mensura). The surveyors are appointed by the provincial mining authority. The provincial authorities define the number and type of Mina concessions required for the application based on the two legislated deposit types, disseminated mineral and vein mineral. The coordinates of the discovery point of the MD are fixed and form the base point for defining the location of the individual Mina concessions. Mina concessions for disseminated deposits comprise 100 ha units whilst vein deposits are based on 6 ha units.

A maximum of 70 adjacent vein mineral units (420 ha) or 35 adjacent disseminated mineral units (3,500 ha) may be held for each mining entity. In large prospecting areas, such as Cerro Moro, more than one mining entity may be defined. Annual concession fees are US$ 800 for each 100 ha disseminated Mina (US$ 8.00 ha) or US$ 80 for each 6 ha vein Mina (US$ 13.33 ha). Mina concession fees are payable annually from three years after the Mina approval date and may be paid biannually in July and December.

An investment plan and an Environmental Impact Assessment (EIA) are submitted as part of the Mina application. The investment plan requires an investment of three times the annual exploitation licence fees over the first five years of the mining project. In the event that exploitation fees are unpaid the provincial authorities can declare the concession expired. The owner then has 45 days to pay the outstanding fees plus a 20% penalty.

4.2.2 Agreements, royalties and other encumbrances

The granting of exploitation rights are subject to the rights of existing users including landowners, other businesses and provincial authorities. Federal or provincial agreement is likely to be required for water rights during exploration and mining. Surface and river water sources are controlled by the provincial authorities, with the exception of surface water located solely on a property belonging to a single landowner where the landowner owns the water rights. Provincial authorities

are responsible for rivers and this may include neighbouring provinces in the case of larger rivers as the water rights are shared by the provinces the river flows through.

The federal government sets a maximum royalty of 3% of the value of the mineral extracted on mining projects. This is paid to the federal government and distributed to the provinces. Additional participation and free carried interests can be negotiated by the provincial mining authorities or provincial mining companies.

Various tax incentives to encourage mining investment have been legislated under the 1993 mining investment laws. In December 2007 the federal government introduced a new fiscal plan which imposed a mineral export tax of between 5% and 10% depending on the type of mineral exported. The validity of the mineral export tax is currently being contested by Argentine mining companies including AGA (Mining Weekly, 2009).

4.2.3 Provincial mining bans

Argentina has attracted attention in recent years for the banning of mining and exploration by certain provinces. Provinces with current mining bans are Chubut, Cordoba, La Pampa, Mendoza, Rio Negro, San Luis and Tucuman. The bans apply to a variety of mining related activities including open pit mining, the use of cyanide, sulphuric acid and mercury, uranium mining and restrictions on operations in environmentally sensitive or tourist areas.

There are no evident threats of a mining ban in the Santa Cruz province which may materially affect the Cerro Moro project. The province has an established mining industry and numerous active exploration projects.

4.3 Environmental and other permits

Argentina has both federal and provincial legislation and regulations governing the protection of the environment. These include regulations concerning water, air and noise pollution and the handling of hazardous substances. The legislation also regulates environmental protection in the mining industry including the preparation of environmental impact statements for mining projects. The Secretaria de Medio Ambiente y Recursos Naturales (Secretary of the Environment and Natural Resources) is the federal agency charged with enforcing and monitoring compliance with the environmental legislation. Each province has its own Provincial Environmental Management Unit (PEMU) which applies the environmental regulations and approves environmental impact applications.

Any party applying for a Cateo, wishing to commence further exploration, or seeking to make modifications to an existing approval must submit an Environmental Impact Report (EIR) to the relevant PEMU prior to the commencement of work. The EIR details the potential environmental impact of proposed exploration activities and, where exploration is ongoing, details the impact of completed exploration.

An Environmental Impact Assessment (EIA) must be submitted with all Mina concession applications. The EIA should detail the nature of the proposed mining operation and the potential risk to the environment along with the risk mitigation measure the applicant plans to implement. Once approved the EIA must be updated every two years or on completion of the work programme and includes applications for property abandonment and mine closure (AMEC, 2007).

The PEMU has a 60 day period to review environmental applications. If the EIR or EIA is rejected the applicant has a 30 day period in which to submit a revised application. Once accepted these form the basis for a Declaración de Impacto Ambiental or Declaration of Environmental Impact (DEI) which the applicant must agree to uphold. Failure to observe the terms of the DEI can result in fines,

suspension of activities or in extreme cases removal of authorisation to conduct mining related activities (AMEC, 2007).

4.4 Argentine coordinate system

The national coordinate system in Argentina is based on a Gauss-Kruger system which is similar to the Universal Transverse Mercator (UTM) projection system. Argentina uses the Campo Inchauspe datum and the country is divided into four zones with zone 1 in the west and zone 4 in the east.

4.5 Cerro Moro project location

The Cerro Moro project is located in the Santa Cruz province in southern Argentina, some 60 km south-west of the port city of Puerto Deseado (Figure 4-2). The project is centred at approximately 48° 01' 55" south and 66° 33' 45" west.

4.5.1 Tenure

Exeter acquired the Cerro Moro project in December 2003 as part of an agreement between CVSA and Exeter. The agreement covers a total of 39 CVSA concessions which are located in three provinces - Rio Negro, Chubut and Santa Cruz. The CVSA properties comprise four projects namely Cerro Moro, Other Santa Cruz properties, Chubut properties and Rio Negro properties. The agreement provided Exeter with the exclusive right to acquire a 100% interest in these properties by spending US$3 M over five years, including the completion of 8,000 m of drilling. CVSA retained a one-time right to back into a 60% interest in any project where Exeter drilled 10,000 m, by paying Exeter 2.5 times its aggregate exploration expenditure and completing a bankable feasibility study on the project. CVSA could further increase its interest to 70% by funding Exeter's 30% share of development costs.

Exeter exercised its option to acquire the properties in May 2007, having incurred the required US$3 M in exploration expenditure. Subsequently, on completion of 10,000 m of drilling at Cerro Moro, Exeter formally notified CVSA seeking a decision on whether it would exercise its 60% back-in right on Cerro Moro (Exeter, 2007). On 29th of October 2007 CVSA notified Exeter that it would not be exercising this right. CVSA retains a 2% net smelter return (NSR) from any future production at Cerro Moro. Full details on the CVSA - Exeter agreement can be found in Exeter, (2008) and Exeter, (2009a).

CVSA has transferred the 14 Cerro Moro concessions to Estelar. An additional four concessions have been acquired bringing the total project area to 17,677 ha (176.8 km^2). The location of the concessions are shown in Figure 4-3 and detailed in Table 4-1. Two concessions are held under the Cateo category and the remainder under the MD category.

4.5.2 Exeter – Fomicruz Agreement

On 3rd March 2009 Exeter and Fomicruz, the provincial mining company, signed a definitive agreement over ten Fomicruz concessions, covering 69,100 ha (691.0 km^2), adjacent to Cerro Moro. Exeter will acquire an 80% interest in the Fomicruz properties by spending US$10 M on exploration over a number of years. As part of this agreement Fomicruz will acquire a 5% participation interest in Exeter's Cerro Moro project on the granting of the required exploitation concessions and permits to commence a mining operation. Exeter will manage and fund future exploration and development on both the Cerro Moro and Fomicruz concessions. Fomicruz will repay an agreed amount of its attributable exploration and development costs from 50% of its share of net revenue from future mining operations (Exeter, 2009b).

The location of the Fomicruz concessions are shown in Figure 4-4 and detailed in Table 4-2. All of the Fomicruz concessions are held under the MD category.

Figure 4.3 Map of the Exeter's Cerro Moro Licences (Source Exeter, 2009a)


2,675,000 mE
2,680,000 mE
2,685,000 mE
4,675,000 mN
4,670,000 mN
4,665,000 mN
Hansen III
412990-M-95
La Virginia
404908-CV-02
Robertino
401961-ER-07
Nini
407102-M-93
Hansen II
412989-M-95
Michelle II
407084-M-93
Nini I
412992-M-95
Williams
411600-ER-04
Michelle I
407101-M-93
Hansen I
412988-M-95
Bárbara II
407082-M-93
Bárbara
407088-M-93
Bárbara I
407087-M-93
Michelle
407083-M-93
Hansen
412991-M-95
Nini II
412993-M-95
Eduard
402342-E-07
Matthew
402343-E-07

Figure 4.4 Map of additional licences covered by the Exeter – Fomicruz agreement (Source Exeter, 2009a)


2,660,000 mE
2,680,000 mE
2,700,000 mE
4,670,000 mN
4,650,000 mN
Cerro Moro
Celeste
Celia
Silvana
Jimena
Carina
Daniel Alejandro
Lola
Maria Belen
Juan
Pablo
10 km

Table 4-1 List of Exeter's Cero Moro licences (Source Exeter, 2009a)

Title Number	Letter	Year	Title Holder	Type	Name	Area (Ha)
407082	M	1993	Estelar*	MD	Bárbara II	420
407083	M	1993	Estelar*	MD	Michelle	420
407084	M	1993	Estelar*	MD	Michelle II	420
407087	M	1993	Estelar*	MD	Bárbara I	420
407088	M	1993	Estelar*	MD	Bárbara	420
407101	M	1993	Estelar*	MD	Michelle I	420
407102	M	1993	Estelar*	MD	Nini	420
412988	M	1995	Estelar*	MD	Hansen I	3,000
412989	M	1995	Estelar*	MD	Hansen II	3,000
412990	M	1995	Estelar*	MD	Hansen III	3,000
412991	M	1995	Estelar*	MD	Hansen	2,500
412992	M	1995	Estelar*	MD	Nini I	402
412993	M	1995	Estelar*	MD	Nini II	408
404908	C	2002	Estelar*	MD	La Virginia	699
401961	E	2007	Estelar	MD	Robertino	976
411600	E	2004	Estelar	MD	Williams	74
402342	E	2007	Estelar	Cateo	Edward	185
402343	E	2007	Estelar	Cateo	Matthew	493
* - ex CVSA concession				TOTAL AREA		17,677

Table 4-2 List of licences covered by the Exeter – Fomicruz Agreement (Source Exeter, 2009a)

Title Number	Letter	Year	Title Holder	Type	Name	Area (Ha)
412055	F	1995	Fomicruz	MD	Carina	7,010
412060	F	1995	Fomicruz	MD	Celeste	6,700
412058	F	1995	Fomicruz	MD	Celia	6,700
412065	F	1995	Fomicruz	MD	Daniel Alejandro	7,020
412061	F	1995	Fomicruz	MD	Jimena	6,710
412062	F	1995	Fomicruz	MD	Juan	7,000
412057	F	1995	Fomicruz	MD	Lola	7,000
412056	F	1995	Fomicruz	MD	María Belén	7,000
412064	F	1995	Fomicruz	MD	Pablo	7,000
412059	F	1995	Fomicruz	MD	Silvana	6,960
				TOTAL AREA		69,100

4.5.3 Surface Rights

The surface rights in the Cerro Moro project area are owned by four separate landowners as illustrated in Figure 4-5. Exeter does not own any surface rights but has signed access agreements with three of the surface owners covering the farms Cerro Moro, El Mosquito and San Jorge. Exeter also rents base camp facilities on the Cerro Moro farm. Access has not been negotiated with the surface owner of the La Negrita farm in the north east of the concession area (Exeter, 2007). These agreements currently provide access to all of Exeter's main exploration targets within the Cerro Moro project area.

Additional access agreements may be required for the concessions covered by the Fomicruz agreement. Exeter's exploration priorities on the Fomicruz properties will be to explore extensions of the known vein systems on the El Mosquito farm where an access agreement already exists. The existing access agreement at El Mosquito may need modification to include the Fomicruz licence areas.

Figure 4.5 Surface ownership map of the Cerro Moro project area (Source: Exeter, 2007)


Ea. Cerro Moro
Ea. La Negrita
Ea. San Jorge
Ea. El Mosquito

4.5.4 Agreements, royalties and other encumbrances

The participation interests of third parties are detailed above and summarised in Table 4-3. As part of the Mina application process a royalty agreement will be negotiated with the Santa Cruz provincial mining authorities. This is set as a maximum of 3% of the value of the mineral extracted by the Federal government, and would apply to both gold and silver. Because of Fomicruz's existing interests in Cerro Moro, the maximum 3% royalty may be reduced by mutual agreement. The new mineral export tax may be applicable to future exports of gold and silver from Cerro Moro.

Table 4-3 Summary of third party interests in the Cerro Moro project

Company	Cerro Moro	Fomicruz extension
CVSA	2% NSR	-
Fomicruz	5% participation interest (on the issuing of all required concessions and permits to commence mining)	20% interest (once Exeter spend US$10 M on exploration)

4.5.5 Environmental and other permits

Argentine environmental legislation as detailed in Section 4-3 applies to the Cerro Moro project. The earliest environmental reports were prepared by Mincorp as part of its exploration activities in 1996 and 1999 (Exeter 2009a).

Exeter commenced environmental baseline studies in mid 2008. These will form part of the EIA for a future Mina application. Vector Engineering (Vector), has been appointed to coordinate the environmental baseline studies being carried out by specialist contractors. These individual studies include flora, fauna, aquatic biology, geology, geomorphology, air quality, archaeology, palaeontology, hydrology, hydrogeology, community, cultural and social aspects (Exeter, 2009a). A meteorological station was established at Cerro Moro in August 2008. The information collected will provide baseline weather data and provide additional information to the official meteorological records in the Puerto Deseado region (Exeter, 2009a).

Water Management Consultants Pty Ltd (WMC) has carried out a preliminary site survey and review of possible water sources to supply a potential mining operation at Cerro Moro. WMC has reported that alluvial aquifers and underlying fractured bedrock could be capable of supplying sufficient water for a mining operation and has suggested a program of work to confirm the presence of sufficient underground water sources, including drilling and pump testing (Exeter, 2009a).

In January 2008 Instituto Nacional de Tecnología Agropecuaria (INTA) – the Argentine National Institute of Agriculture Technology - visited Cerro Moro to evaluate areas of disturbed ground for rehabilitation and/or revegetation. Based on their recommendations Exeter has rehabilitated areas of trenching and also routinely rehabilitates all drillhole sites. Excess reverse circulation (RC) drill chips are bagged and removed from the drill sites to two central storage areas close to the drilling sites or directly to the Cerro Moro base camp. Rehabilitated drill sites are photographed and rehabilitation record sheets prepared for inclusion in drillhole data files. Figures 4-6 shows a rehabilitated and revegetated trench site, whilst Figure 4-7 shows a rehabilitated drillhole site. Figure 4-8 shows an example of one of Exeter's borehole rehabilitation record sheets.

Figure 4.6 **Photograph of a rehabilitated and revegetated prospecting trench and drillhole site undertaken by Exeter (Source: Snowden site visit, 2009)**



Figure 4.7 **Photograph of a rehabilitated drillhole site at the Escondida prospect. The white sacks in the background contain RC chips from neighbouring drillholes awaiting removal from site (Source: Snowden site visit, 2009)**



Figure 4.8 Photograph of an example of Exeter's drill site rehabilitation record sheets (Source: Snowden site visit, 2009)



4.5.6 Snowden Comments

Snowden has not reviewed the Cerro Moro concession contracts or the Fomicruz agreement and is not qualified to comment on their validity. Snowden has no reason to doubt the validity of the Exeter ground holdings.

Based on the Snowden site visit, Exeter appears to be maintaining a high standard of environmental responsibility in its exploration activities, which is illustrated by its commitment to drill site and trench rehabilitation. Snowden has not reviewed the Cerro Moro environmental permits or DEI documentation but has no reason to doubt that the environmental permitting requirements are not being met. Snowden did not meet with any personnel from Vector or WMC during the site visit to discuss progress with the baseline environmental studies or the hydrogeological aspects of the project. Snowden endorses Exeter's commitment to completing the baseline environmental studies and also recommends that the water drilling programme should be undertaken. Ownership of the water rights in the Cerro Moro area should also be confirmed so that future water permitting can be planned.

5 Accessibility, climate, local resources, infrastructure and physiography

5.1 Accessibility

Cerro Moro is accessible by road from the cities of Rio Gallegos or Comodoro Rivadavia. Both cities have modern airports with daily flights to/from Buenos Aires. The major centres in close proximity to Cerro Moro are Puerto Deseado, approximately 100 km by road to the north-east and Puerto San Julian, approximately 260 km by road to the south-west (Figure 4-2). A well maintained concrete airstrip is located at Puerto Deseado which can be utilised by small to mid-sized charter aircraft. Regular bus services provide transport links between the major towns and cities of the Santa Cruz and Chubut Provinces, with intercity buses providing links to the rest of the country.

Paved roads link Puerto Deseado with Comodoro Rivadavia and Puerto San Julian, and well maintained all weather gravel roads provide access to Cerro Moro. Farm tracks are used to access the individual exploration projects from the Exeter base camp. Exploration is possible on a year round basis.

5.2 Climate

Santa Cruz province experiences a dry climate in the rain shadow of the Andes to the west. Rainfall averages 200 mm a year. Average temperatures are 13°C in the summer and 3°C in the winter although winter temperatures may fall as low as minus 25°C (Wikipedia, 2009). The Cerro Moro area is semi arid with highest rainfall, and occasional snow, falling in the winter. The area is affected by moderate to strong wind throughout the year.

5.3 Local resources and infrastructure

The immediate vicinity of Cerro Moro is a sparsely populated farming area with isolated farms (estancias) occurring several kilometres apart. Sheep farming is the principal activity. Exeter's base camp is located on the Cerro Moro estancia (Figure 5-1). The Cerro Vanguardia gold mine, operated by CVSA, is located approximately 130 km to the west – southwest of Cerro Moro.

The nearest major population centres are Puerto Deseado (pop. 10,000) and Puerto San Julian (pop. 6,000). Caleta Olivia (pop. 36,000), lies 210 km by road to the north-northwest, with Comodoro Rivadavia (pop. 140,000) a further 80 km by road to the north-northwest in Chubut province. Rio Gallegos (pop. 79,000), the capital of Santa Cruz province, is approximately 500 km by road to the south of Cerro Moro. All basic goods and services are available at these centres. Power in the major towns is provided from the Argentine national power grid, but this does not extend to the Cerro Moro project area. Generators are used to provide power to the Cerro Moro base camp and water is sourced from boreholes. Exeter sources its drilling water from old exploration holes which intersected strong water inflows.

5.4 Physiography

Cerro Moro has very low relief with an average elevation of 115 m above sea level (Figures 5-1 and 5-2). There are no permanent watercourses though saline lagoons and saltpans are found throughout the area.

Figure 5.1 Photograph of Exeter's Cerro Moro camp (Source: Snowden site visit, 2009)



Figure 5.2 Photograph of the Escondida Prospect area illustrating the low relief in the Cerro Moro area (Source: Snowden site visit, 2009)



6 History

6.1 Project history

The history of the Cerro Moro project is covered in detail in Exeter's two Technical Reports and will be briefly summarised here (Exeter, 2008 and 2009a).

The discovery of gold mineralisation at Cerro Moro by Mincorp resulted from regional Landsat TM satellite imagery analysis and a follow up helicopter based regional rock chip sampling programme. The exploration concessions were acquired in November 1993 and Mincorp actively explored Cerro Moro until February 2000. Exploration activities included diamond and RC drilling, trenching, soil sampling and geological mapping. Mincorp's drilling and sampling is summarised in Table 6-1

Cerro Moro was acquired by CVSA in March 2001 following the corporate takeover of Mincorp. No details of any CVSA exploration are available.

Table 6-1 Summary of Mincorp drilling and sampling (Source Exeter, 2009a)

Sample Type	Number of holes / trenches	Total length (m)	Samples collected
Core drilling	19	1,015.80	547
RC drilling	15	1,577.00	783
Rock chip	-	-	819
Trench and channel	405	3,036.00	2,163

Approximately 70% of Mincorp's half drill core is stored on-site in varying condition. No hard copies of the Mincorp geological logging or assay certificates are available. Exeter received a digital database from CVSA which contained details of the Mincorp borehole collar, survey, geology and assay information.

6.2 Historical Mineral Resource and Mineral Reserve estimates

There are no previous Mineral Resource or Mineral Reserve estimates for the Cerro Moro property.

7 Geological setting

7.1 Argentina's mineral industry

Argentina's minerals industry is dominated by the production of industrial minerals with the country being a major producer of boron, lithium and strontium. In 2006 Argentina produced 15% of global boron production, 12% (metal content) of lithium and 1.3% (strontium content in celesite) of strontium. In the early 1990's seven international mining companies were operating in Argentina. By 2006 approximately 80 companies were present working on 275 exploration and mining projects. Argentina is also a significant producer of natural gas (ranked 1st in Latin America) and crude oil (ranked 4th in Latin America) but remains a net importer of crude oil (USGS, 2008). The location of Argentina's principal mineral deposits are shown on Figure 7-1.

Gold production totalled 44,100 kg in 2006 with production sourced predominantly from Bajo de la Alumbrera in Catamarca, the Veladero mine in San Juan and Cerro Vanguardia in Santa Cruz. Silver production totalled 248,200 kg in 2006, some 76% of which was produced in Santa Cruz. Significant gold and silver exploration projects include Silver Standard Resources' Pirquitas in Jujuy, Yamana's Gualcamayo in San Juan, and Pan American Silver Corp's Manantial Espejo, Hochschild Mining Plc / Minera Andes Inc's San Jose, Coeur d'Alene Mines' Martha Mine and Andean Resources' Cerro Negro projects in Santa Cruz.

Copper production is sourced from the Bajo de la Alumbrera mine. Argentina also hosts three of Latin America's largest copper projects in Agua Rica, El Pachón and Pascua-Lama (on the border with Chile).

7.2 Regional geology

Cerro Moro is one of several gold and gold – silver deposits in the Patagonian low sulphidation epithermal province hosted within the Chon Aike volcanic province that covered much of Patagonia and the Antarctic Peninsula (Pankhurst et al., 1998; Riley et al., 2001). The Chon Aike lies east of the Andean Cordillera and adjacent to the Atlantic margin of South America and comprises a bimodal rhyolite and basalt – basalt andesite volcanic suite, with rhyolite being the dominant rock type (Figure 7-2). These rocks accumulated in a series of regionally continuous north – northwest striking half grabens which were reactivated during the initial rifting that lead to the breakup of Gondwana and the formation of the South Atlantic 160 million years ago. The low sulphidation epithermal mineralisation occurred during extension in a back arc setting whilst subduction related arc magmatism was active further to the west in what is now the Andes (Sillitoe, 2008).

The Cerro Moro deposit is located on the eastern side of the Deseado Massif, a 570 km by 470 km outcrop of flat lying Middle to Late Jurassic and Early Cretaceous volcanic rocks which form part of the Chon Aike volcanic province (Figure 7-2). The geological record in the Deseado Massif extends from the latest Proterozoic to the Quaternary (Uliana, Biddle and Cerdan, 1989; Schalamuk et al., 1997; Homovc and Constantini, 2001; Echavarria, Schalamuk and Etchaverry, 2005). The observed limits to mineralisation are determined by the presence of younger cover, the original mineral field is likely to be more extensive than the present outcrop. The massif is bounded on the north by the hydrocarbon bearing San Jorge basin and to the west and south passes under Cretaceous and Tertiary sedimentary cover of the Magallanes (Austral) Basin. The regional and local interpretation of the Mesozoic volcanic successions is likely to change as a result of the detailed data produced by mineral exploration.

Figure 7.1 Map of Argentina showing the location of the country's principal mineral deposits (Source: USGS, 2008)


BOLIVIA
PARAGUAY
BRAZIL
URUGUAY
CHILE
PACIFIC OCEAN
ATLANTIC OCEAN
BUENOS AIRES
FALKLAND ISLANDS
(ISLAS MALVINAS)
Catamarca
Formosa
San Juan
Mendoza
Córdoba
San Luis
Valparaiso
Concepción
La Pampa
Neuquén
Rio Negro
Santa Cruz
Rio Turbio
Rio Gallegos
Puerto Madryn

7.2.1 Geology of the Deseado Massif

Outcrop of the pre-middle Jurassic basement is very limited (Figure 7-3) but some local seismic reflection lines showing basement structures are reported by Homovc and Constantini (2001) (Figure 7-4). A few inliers show low to medium grade metamorphic rocks of the Upper Pre-Cambrian and Lower Palaeozoic La Modesta Formation which is also known as the Rio Deseado Complex (Exeter, 2009a). This formation is intruded by plutonic granitoid rocks linked to the Triassic to Early Jurassic North Patagonian Choyoi Province by Pankhurst et al (1998).

The metamorphic complex is unconformably overlain by lacustrine sediments, fluvial sandstones and conglomerates of the Permian to Triassic age La Golondrina and El Tranquilo Formations. These are interpreted to have accumulated in north – northwest to south – southeast trending graben and half graben structures during an extensional episode.

Figure 7.2 Location of the Deseado Massif and the Cerro Moro project within the Chon Aike Volcanic Province in Patagonia and Chile (Modified from Riley et al., 2001 with data from Homovc and Constantini, 2001)


70W
40S
40S
Cordilleran outcrops
San Jorge Basin
Cerro Moro
San Julián offshore basin
Magallanes Basin
50S
50S
Outcrop of Chon Aike Province volcanic rocks
Deseado Massif outcrop of Chon Aike Province volcanic rocks
Subsurface outcrop of Chon Aike Province volcanic rocks in borehole
70W

Figure 7.3 Inliers of the pre-volcanic basement illustrating the unconformity below the volcanic rocks of the Chon Aike Province (Modified from Etchavarria, Schalamuk and Etchaverry, 2005)


San Jorge Basin
North
Pico Truncado
Cerro Moro
Gobernador Gregores
100 km
Magallanes Basin
Margin of later cover
Bahia Laura Group and Bajo Pobre Formation
Lower Jurassic: Roca Blanca Fm
Lower Jurassic plutonic rocks
Permian-Triassic sediments
Metamorphic rocks

Epiclastic and pyroclastic volcanic rocks of the Roca Blanca Formation mark the onset of volcanism. These are considered to be early Jurassic by Pankhurst et al (1998) and BK Exploration Associates (2007), but Homovc and Constantini (2001) suggest a late Tertiary age. The main volcanic sequences of the Chon Aike Volcanic Province rest unconformably on these older rocks (Schalamuk et al., 1997; Pankhurst et al., 1998; Homovc and Constantini, 2001; Riley et al., 2001; Echavarria, Schalamuk and Etchaverry, 2005). Volcanic rocks extend under cover beyond the massif and are reported from deep hydrocarbon exploration boreholes in the San Jorge and Magallanes Basins and in the offshore San Julián Basin (Figure 7-2). Eruptions were pyroclastic and deposition was subaerial. The dominant rhyolitic component is widely considered to be derived from melted lower crust. In the Deseado Massif eruption was accompanied by regional extension, forming large north – northwest trending half grabens that control the thickness (maximum 2 km) of the volcanic succession. The low sulphidation epithermal precious metal mineralisation occurred at the end of this extensional episode.

The Chon Aike volcanic units on the Deseado Massif comprise the Bajo Pobre Formation and the overlying Bahia Laura Group (Figure 7-5). Volcanic deposition continued into the Early Cretaceous with the Bajo Grande Formation. Minor unconformities or disconformities separate these three formations. There are however differences in stratigraphic nomenclature between older and newer accounts of the geology of the Deseado Massif. Recent descriptions based on several accounts of individual gold and gold – silver deposits suggest that the internal structure of the volcanic units is complex (M3 Engineering and Technology

Corporation, 2006; AMEC, 2007; Jovic et al., 2007; BK Exploration Associates, 2007, Moriera, Fernandez and Schalamuk, 2007; Tekhne Research Inc, 2007; Wallier, Tosdal and Escalante, 2007; Callan, 2008; Micon, 2008).

The Bajo Pobre Formation has a limited outcrop, being restricted to small inliers (Figure 7-5). It is composed of intermediate lava flows and tuffs intercalated with sandstones and conglomerates. Rapid variations in thickness related to faults indicate that it was erupted into active half grabens (Figure 7-4). Related dykes and sills intrude underlying Triassic strata. Conglomerates, which include clasts with hydrothermal quartz, locally separate the Bajo Pobre Formation from the Bahia Laura Group (AMEC 2007).

Figure 7.4 Interpretation of two seismic lines (a and b) from seismic sections in the central area of the Deseado Massif. These illustrate listric growth faults formed during Permian- Triassic and during Bajo Pobre sediment deposition[1] (Modified from Homovc and Constantini, 2001)


a)
S
N
TWT secs
0
2
Bahia Laura
Bajo Pobre
Permian/ Triassic
Permian/ Triassic
Late normal faults
Permian/ Triassic
Normal fault of half graben
4.5 km
b)
NW
SE
TWT secs
0
2
Bahia Laura
Triassic
Permian
Basement
Thick
Thin
Bahia Laura
Lower Cretaceous
Triassic
Permian
Basement
Listric growth fault with inversion
6 km
Normal faults, late

The Bahia Laura Group is composed of rhyolitic pyroclastic rocks, commonly divided into the Chon Aike and La Matilde Formations. An ash-flow (ignimbritic) facies forms the Chon Aike Formation and layered air-fall tuffs and reworked volcanic sediments form the La Matilde Formation. The bulk of the outcrop

[1] Listric growth fault in (b) shows later inversion and is cut by later normal faults. Note: vertical scale is two way time and results in exaggeration of the dip.

comprises the Chon Aike Formation. Chon Aike ash-flows vary from non-welded to intensely welded varieties. Minor rhyolitic domes and flows occur in the pyroclastics of the Chon Aike Formation. The Chon Aike Formation is interpreted to host the gold mineralisation at Cerro Moro.

Relationships between the Chon Aike Formation and La Matilde Formation may be complex. Etchaverry et al (1997) suggest that the La Matilde Formation is a lateral to distal facies of the Chon Aike Formation, while Echavarria, Schalamuk and Etchaverry (2005) describe the formations as interbedded. Alternatively Wallier, Tosdal and Escalante (2007) report that the La Matilde Formation overlies the Chon Aike Formation. Lopez et al (2006) consider that the whole Bahia Laura Group is best mapped using volcanic facies criteria. It is likely that the detailed internal stratigraphy of the Bahia Laura Group will be resolved in more detail as mineral exploration and mining proceeds and additional age dating becomes available and volcanic facies criteria are more widely used in the Deseado Massif.

The sources of most of the Chon Aike ash-flows are unknown. Gust et al (1985) and Feraud et al (1999) suggest that the large volume ash-flow units may have been fault related fissure eruptions. Recent reports (AMEC 2007) of intrusive ignimbrite dykes emplaced along fault systems at the north-western margin of the massif support a dyke source for the Chon Aike Formation. Rhyolite dykes and the rhyolite domes record the existence of some local magma sources at depth but there are no outcrops of contemporary porphyry stocks or plutons. Some circular, caldera-like structures are reported (Schalamuk et al., 1997) but relations to ash-flows are unknown.

Late Jurassic to Early Cretaceous tuffs, the Bajo Grande Formation, and Cretaceous continental sediments, the Baqueró Formation, cover a north to south belt through the centre of the Deseado Massif (Echavarria, Schalamuk and Etchaverry 2005) (Figure 7-5). These do not host significant mineralisation. Fault reactivation and inversion (Figure 7-4) as a result of strike slip and compression followed deposition of these volcanics (Homovc and Constantini, 2001). Late Cretaceous sediments were deposited across the resulting erosion surface with deposition initiated in the adjacent San Jorge and Magallanes basins.

Tertiary marine and continental sediments outcrop around the margins of the Deseado Massif and form extensive outliers on the eastern portion, including the Cerro Moro area. Tertiary to Quaternary basaltic lava flows occur in the central and western areas of the massif and are now dissected by erosion.

Figure 7.5 Mid Jurassic to early Cretaceous rocks of the Deseado Massif and the location of the main mineralised sites (Modified from Echavarria, Schalamuk and Etchaverry, 2005, with some detail from Schalamuk et al., 1997)


San Jorge Basin
North
Pico Truncado
Cerro Moro
Gobernador.
Gregores
100 km
Magallanes Basin
Mineralized sites
Late Cretaceous to Quaternary cover
Upper Jurassic to early Cretaceous cover
Bahia Laura Group
Bajo Pobre Formation
Inliers of older sequences

7.3 Cerro Moro – Local geology

Exeter has conducted a wide range of exploration activities at Cerro Moro including geological mapping, geophysical surveys and satellite image interpretation which have been utilised in understanding the project geology. Full details are provided in Exeter's two Cerro Moro Technical Reports (Exeter, 2008, Exeter 2009a).

The Cerro Moro project area is interpreted to be underlain by volcanic stratigraphy which has been broadly assigned to the Bahia Laura Group. Some 30% of the project is covered by younger Tertiary marine sediments and Quaternary gravels (Figure 7-6 and 7-7).

Figure 7.6 Map showing the geology of the Cerro Moro region (Source Exeter, 2009a)


Regional Geology
2670000 mE
2680000 mE
2690000 mE
4690000 mN
4680000 mN
4670000 mN
4660000 mN
4650000 mN
0 kilometres 10

Figure 7.7 Schematic geological section of Cerro Moro and legend for Figure 7.6 (Source Exeter, 2009a)


Schematic Columnar Section
Quaternary
Sand Deposits
Quaternary
Mass Removal Deposits
Quaternary
Cover
Quaternary
Low Deposits and lagoons
Quaternary
Alluvial Deposits
Paleocen (Monte León and Chenque Fms.)
Marine Sediments
Paleocen (Río Chico Fm.)
Epiclastic Sediments
Jurassic (La Matilde Fm. from Bahia Laura Group)
Piroclastic and continental sediments
Jurassic (Chon Aike Fm. from Bahía Laura Group)
Pyroclastic and rhyolite to rhyodacite lava

In 2008 Exeter contracted Mr N. Callan to map the Cerro Moro project at a scale of 1:10,000. This work identified some 14 stratified volcanic units which have been grouped into six broad stratigraphic groups based on their inferred age, composition, lithological characteristics and spatial relationships. These units are briefly described below based on (Callan, 2008). Figure 7.8 shows a schematic stratigraphic column for the Cerro Moro project and the distribution of these lithologies is shown in Figure 7-9.

1. P1 group- the oldest stratigraphic group comprising an extensive pile of coarse rhyolite, clast-bearing ash-flow tuffs and remnant flow-domes. The upper portion of the package is punctuated by several closely associated welded ignimbritic horizons of rhyodacitic to locally more dacitic composition. The P1 group forms an extensive litho-structural domain covering a large part of the property, the southern boundary of which is defined by an arcuate, interlinked normal fault system. Field evidence suggests that this fault system was active during deposition of the post-P1

group volcanic stratigraphy. The P1 group has been assigned to the Chon Aike Formation[2].

2. Unconformably overlies the P1 group forming a compositionally distinct volcanic-sedimentary assemblage of andesitic to basaltic composition. This stratigraphic group comprises bedded volcanic sediments, coarse volcanic breccias, flows and concordant sub-volcanic intrusive units. These units have been tentatively inferred to represent a short-lived overlap of the Bajo Pobre Formation with the Chon Aike Formation.

3. A series of bedded felsic air fall tuffs and related epiclastic units, characterised by the presence of wood fragments, accretionary lapilli and local hot-spring "sinter" deposits unconformably overlie the unit 2 sequence above. Sinter deposits are diagnostic of the La Matilde Formation of the Bahia Laura Group.

4. The bedded tuff and epiclastic unit passes gradationally upwards into a thin "transitional" stratified sequence characterised by pumice-bearing vitric tuffs beds.

5. The youngest mapped volcanic group at Cerro Moro comprises a crudely stratified sequence of strongly welded ignimbritic tuffs of rhyolitic composition. These are considered to be part of the Chon Aike Formation.

6. Hosted within the stratified volcanic pile is a series of co-genetic, texturally diverse rhyolitic units forming a range of simple to composite intrusive domes and dykes on a variety of scales. Emplacement of the rhyolitic units was strongly influenced by structure. The rhyolitic intrusives are for the most part discordant with host volcanics. Cross-cutting relationships with the younger mapped stratigraphic units indicate much of the rhyolite intrusive activity occurred quite late in the geological evolution of the area.

The gently dipping volcanic successions are cut by repeatedly active fault systems. The eruption and accumulation of the Bahia Laura Group is controlled by northwest to southeast trending half grabens. Faults with north-west to south-east and north-east to south-west trends dominate fracture patterns in the outcropping Bahia Laura Group. The area mapped by Callan is characterised by a complex structural architecture comprising a mesh of steeply dipping to sub-vertical faults. The principal strike orientations of the faults are north-west to west-northwest, north-east, west-southwest and north-east to north-northeast. Several of the major mapped fault structures record evidence of a significant normal component of displacement over much of their kinematic history, particularly during the deposition of the post P1 Group lithologies (Exeter, 2009a)

Normal or oblique faulting and associated dilation on variably oriented fault structures controlled the emplacement and geometry of the rhyolite domes and dykes. These structural sites also provided the conduits for the mineralising fluids and the formation of the gold-silver epithermal vein mineralisation. The majority of the mineralised veins strike between west-northwest and northwest, running parallel or at acute angles to the predominant fault systems. Subordinate veins trend east – west, northeast – southwest and north-south. The northeast – southwest subset of veins tend to be narrow and poorly mineralised. The gross vein trend shows patterns curving between west-northwest and north-westerly trends which also branch along strike. Curved vein segments or jogs approaching a west-northwest

[2] Snowden notes that there is some confusion in the literature regarding the usage of the Chon Aike Formation. In some cases this may refer to the Chon Aike volcanic province in general rather than the specific Chon Aike Formation as described in Section 7-2-1

strike are most strongly dilated and locate high grade shoots (Schalamuk et al 1997; Echavarria, Schalamuk and Etchaverry, 2005).

Post-mineral fault movement and associated late rhyolitic intrusive activity resulted in the offset and disrupted the earlier epithermal vein mineralisation. These later events may be associated with the emplacement of younger low grade or barren epithermal veins resulting in a complex vein morphology.

Figure 7.8 Summary stratigraphic column for showing the stratigraphic subdivisions proposed by Callan (2008) and Exeter's stratigraphic units (ERC unit) (Source: Callan, 2008)


Ig_wd
VrPw3
rhy
VrP_lt_ts_at
VSa
P1_gl
LP1
P1_rhy?
P1_VrP_lbxqt
P1_rhy?

stratigraphic group	map units	ERC unit
welded ignimbrite sequence	Ig_wd VrPw3, Ig	P5
transitional vitric unit	VrPvp	
bedded felsic tuffs and epiclastics	VrP_lt, ts, at	
andesitic, basaltic andesitic assemblage	V(i)abF VaFPbx VSa	P4a,b
	P1_dt	L1
	P1_dt,wd	?L1c, P1
	P1_wd	P1
	P1_gl	P1
	LP1	P1
P1 group		
	P1_VrP_lbxqt	P2

Figure 7.9 Summary geological map of the Cerro Moro licences based on stratigraphic units defined by Callan (2008). Green hatch and black stipple fills = younger Tertiary and Quaternary cover plus saline lakes (Source Exeter, 2009a)


P1 High
P1 High
Dolly Basin
Structural Low or "Graben"
2 km
Legend
rhyolite domes and related dykes
welded ignimbritic sequence
bedded tuffs, epiclastics and "transitional" unit (?Fm. Matilde)
andesitic (basaltic andesitic) sequence
P1 Group: rhyolite tuff-breccias and intercalated ignimbritic horizons

8 Deposit type

Epithermal gold and silver deposits form in the near surface environment of hydrothermal systems, typically within 1.5 km of the earth's surface. As a group of deposits they are major sources of gold and silver with a long record of historical production. The characteristics of epithermal mineral deposits were initially established by Lindgren (1933). Their characteristics have been reviewed, and progressively modified, by various authors in the light of advances in the understanding of mineral assemblages, fluid inclusions and the effects of boiling in hydrothermal systems (Hayba et al., (1985), Heald, Foley and Hayba (1987), Panteleyev (1988), Corbett and Leach (1988), Cook and Simmons (2000), Hedenquist, Arribas and Gonzalez-Urien (2000), John (2001), Corbett (2004) and Simmons, White and John (2005)). Taylor (2007) provides a good summary on the geology and formation of epithermal gold deposits.

Epithermal deposits form at shallow depths (50 m to 1,500 m) from boiling hydrothermal water at temperatures between 150°C and 300°C. They are commonly associated with calc-alkaline to alkaline magmatism and bimodal magmatism in intra-arc, back arc and post collisional rift settings. Epithermal deposits are typically, but not exclusively, located within the extrusive cover of lavas and pyroclastic rocks associated with these geological settings. The mineralisation may occur during or after shut down of the volcanic system. The majority of epithermal deposits are found in Mesozoic to modern volcanic belts tracts that have yet to undergo deep erosion. The distribution of major epithermal deposits is illustrated in Figure 8-1.

Figure 8.1 Worldwide distribution of epithermal deposits (Simplified from Simmons, White and John, 2005)


Deseado Massif
Cerro Moro

Epithermal deposits are formed in dilational vein systems associated with normal or transcurrent faulting. Vein breccias, hydrothermal explosion breccias and intensely leached wall rocks also host epithermal mineralisation. Wall rock alteration is extensive and they may be associated with subaerial or water table silica sinter deposits. Modern hot spring systems are considered to form the tops of active epithermal systems. The Deseado Massif epithermal vein systems are typical of this type of deposit.

The dominant vein mineral is quartz with sulphides being present but not abundant, increasing downwards from 1% to 20%. Pyrite is typically the main sulphide but various copper, lead and zinc sulphides are also present. Most epithermal veins are mined for gold and/or silver, and range from the gold rich (Ag:Au <10) to silver rich (Ag:Au >20).

Epithermal systems are categorised into two subtypes based on their sulphide, gangue mineral and alteration assemblages (Cook and Simmons, 2000; Hedenquist, Arribas and Gonzalez-Urien, 2000; Simmons, White and John, 2005, Taylor, 2007):

- Low sulphidation, also called adularia-sericite, hot spring or alkaline,
- High sulphidation, also called alunite-kaolinite, acid sulphate or acid

The sulphidation state refers to the sulphur activity in the hydrothermal fluid as determined by details of the sulphide mineral assemblage. Essential characteristics are summarised in Table 8-1 and Figure 8-2. John (2001) and Simmons, White and John (2005) also suggest that the assemblages with adularia-sericite gangue and alteration mineralogy could be divided into a low sulphidation end member and an intermediate sulphidation subtypes on the basis of sulphide mineralogy. Intermediate sulphidation deposits are similar to low sulphidation deposits except for the indicators of sulphidation and oxidation state which include iron poor sphalerite - pyrite and haematite – magnetite - pyrite assemblages.

Table 8.1 Summary of the characteristics of low and high sulphidation epithermal deposits.

Type	Low Sulphidation	High Sulphidation
Alternative names	Adularia-sericite Hot spring Alkaline	Alunite-kaolinite Acid sulphate Acid
Mineral indicators of sulphidation state	Arsenopyrite-loellingite-pyrrhotite, Fe rich sphalerite-pyrite	Pyrite-enargite± luzonite, covellite-digenite, famatinite, orpiment
Gangue and alteration indicators of water pH	Quartz-adularia± illite, calcite *Near Neutral*	Alunite, kaolinite, pyrophyllite *Acid*
Mineral indicators of oxidation state	Magnetite-pyrite-pyrrhotite, Chlorite-pyrite *Reduced*	Alunite, Haematite-magnetite *Oxidised*
Vein texture	Crustified, colloform quartz. Chalcedony	Residual vuggy quartz
Water source from O and H isotope	Largely meteoric	Mixed meteoric – magmatic
Relationship to stocks and plutons	Laterally and vertically remote	Closely related to subjacent intrusion
Vein system extent	Extensive, km scale fault and vein systems	Small veins restricted to area above intrusion

Figure 8.2 Schematic diagram illustrating the formation of low sulphidation (a) and high sulphidation (b) epithermal systems (Modified from Cooke and Simmons, 2000)


A: Low sulphidation epithermal setting
Low relief topography in volcanic terrain
Springs and sinters
Epithermal Zone
Volcanic cover
Non-volcanic Basement
Deep circulation of meteoric water feeds hydrothermal upflow
2 km
Intrusion at depth
B: High sulphidation epithermal setting
Composite central volcano
Local horizontal flow
Epithermal Zone
Volcanic cover
Non-volcanic Basement
Intrusion reaches to high level
Hydrothermal upflow dominated and driven by intrusion
2 km

Low sulphidation epithermal deposits are characterised by the quartz ± calcite ± adularia ± illite gangue assemblage. Chlorite and rhodochrosite may also be present. Vein textures are crustified and colloform with quartz replacement of chalcedony and platy calcite common. Sulphides are typically pyrite with minor sphalerite, galena and chalcopyrite, though in some deposits the base metal sulphides are more abundant than pyrite. Phases such as enargite and digenite are absent. These systems are generally silver rich with the silver occurring as electrum, acanthite, silver sulphosalts, selenides and tellurides. Gold typically occurs as electrum and rare tellurides. Stable isotope studies indicate that low sulphidation systems formed from fluids derived from meteoric water with a small magmatic component, but the sulphur has an igneous source.

8.1 Evaluating epithermal gold-silver vein systems

Epithermal gold-silver deposits are generally characterised by mineralisation which occurs in narrow veins. Such deposits have particular characteristics which present special challenges to the exploration, evaluation and mining of such deposits. Table 8-2 details the three key features need to resolved and understood to support resource and reserve estimation. A general overview of these aspects is presented below.

Table 8.2 Summary of the characteristics of low and high sulphidation epithermal deposits.

Critical characteristic	Description	Effect on the resource
Vein geometry	3D shape of the vein/vein system and its attitude.	Tonnage
Vein architecture	Internal vein structure/composition, and continuity and geometry of individual potentially gold-rich components. Presence and nature of high grade shoots. Includes distribution of gold-silver carrier veins and precious metal particle sizing.	Tonnage and grade
Post-mineralisation modification	Effects of late faulting, folding, etc. on the vein system.	Tonnage

These narrow-vein systems generally comprise quartz-sulphide veins less than 5 m in width and with attitudes varying from sub-horizontal to vertical. Geometrical complexities such as en-echelon or ladder vein networks; pinch and swell structures; vein branching and stockworks are common, and can be misleading if their nature is not fully understood (Dominy et al, 1999). In addition, post-mineralisation effects such as faulting may displace the veins from between a few metres to tens of metres.

In many cases the vein-hosting structures are linearly extensive (several kilometres strike extent), but the mineralised segments may be relatively discontinuous (hundreds of metres strike extent). Potentially economic mineralisation is often related to discrete shoots of high-grades (over tens to hundreds of metres along strike) surrounded by barren/low grade areas. These high grade shoots may account for a relatively small proportion of the total mineralised tonnage, but may contain in excess of 75% of the contained gold and/or silver. Shoots are characterised by down plunge lengths of up to hundreds of metres.

In many instances gold and silver mineralisation is restricted to a specific period(s) of structural activity, which often results in the emplacement of discrete high-grade vein domains (Dominy, Platten & Raine, 2003). At the extreme end of the spectrum, individual, highly restricted veins can grade thousands of g/t of gold and/or silver. The discontinuous and restricted nature of these high-grade components, and distribution of gold particles within them, can result in a high in-situ nugget effect.

Unless drill spacing is less than 20 m, it is generally impossible to define resources from drilling beyond the Indicated Mineral Resource category (Dominy, Stephenson & Annels, 2003). Underground development is generally required to define Measured, and in some cases Indicated Mineral Resources and Proven or Probable Mineral Reserves. Trial mining or bulk sampling programmes are often used to test in-situ grades and the proposed mining method during resource development

(Dominy, Platten & Xie, 2008). Given the appropriate knowledge of geological and grade continuity, it may be possible to define Inferred Mineral Resources from drill spacing up to or greater than 100 m. In addition, historical production data may be used to support Inferred and Indicated Mineral Resources, but actual samples must be available from the resource blocks. Beyond this, the traditional approach of blocking out by development is required.

The mineralogy of a deposit has a direct effect on its exploitation and extraction (Dominy et al, 2008). Many epithermal narrow vein systems are characterised by free gold in the size range from 30 μm to >2,000 μm and are hosted in quartz and/or sulphides. In the case of coarse free gold above 50 μm in size, the gold can often be extracted by gravity based methods. A particle size population dominated by fine-grained (<30 μm) quartz or sulphide-locked (e.g. pyrite, arsenopyrite, etc.) gold will require more complex processing (e.g. cyanidation).

9 Mineralisation

The setting of mineralisation in the Deseado Massif is reviewed by Schalamuk et al. (1997) and Echavarria, Schalamuk and Etchaverry (2005). Details of the local geology and mineralisation is reported for individual mines and prospects across the Deseado Massif in several NI 43-101 Technical Reports and papers (Etchaverry et al., 1997; Lopez et al 2006; M3 Engineering and Technology Corporation, 2006; AMEC Americas Ltd., 2007; BK Exploration Associates, 2007, Moriera, Fernandez and Schalamuk 2007; Wallier, Tosdal and Escalante, 2007, Micon International Limited, 2008). Exeter provided a detailed review of the mineralisation at the individual Cerro Moro vein deposits in its NI 43-101 Technical Reports (Exeter, 2008, Exeter 2009a).

9.1 Mineralisation age

Low sulphidation mineralisation is found in numerous veins cutting the Chon Aike Formation with some veins occurring in the La Matilde Formation. Siliceous sinters are interbedded in the La Matilde Formation and indicate subaerial hot spring deposition (Schalamuk et al 1997). Mineralisation is not shown in areas where the Late Jurassic to Cretaceous Bajo Grande and Baqueró Formations are present (Echavarria, Schalamuk and Etchaverry 2005). The mineralising events thus began immediately after the eruption of the 162 Ma (±1) Chon Aike Formation and were completed before deposition of the later Jurassic/Cretaceous Bajo Grande and Baqueró Formations.

Wallier, Tosdal and Escalante (2007) have distinguished two mineralising events, Maria vein style (low sulphidation) and Mesa vein style (intermediate sulphidation). The Maria style veins cut Chon Aike rocks but the Mesa style veins also cut some 157 Ma (±1.5) to 160 Ma (±1) andesites. Echavarria, Schalamuk and Etchaverry (2005) compiled K-Ar and Ar-Ar illite and adularia ages from epithermal mineralised rocks. Alteration ranges from 138 Ma (±3.3) to 167 Ma (±1.71). This age range is broadly consistent with the stratigraphical limits on the timing of mineralisation. The oldest ages relate to the declining stages of volcanism in the Chon Aike Province with most occurring within 30 Ma of the end of main Chon Aike Volcanism.

9.2 Cerro Moro mineralisation type and structure

The Cerro Moro epithermal veins are of the low to intermediate sulphidation type Individual prospects vary from simple, single veins to complex vein systems. Limited quartz stockwork veinlets are also present around the main veins. Hydrothermal breccias are also present. Veins are typically steeply dipping to sub-vertical. Outcropping veins locally reach widths of up to four metres whilst associated zones of quartz stringers and stockworking may attain widths in the order of 10 m to 15 m. The veins occupy existing fault structures which vary in length from 200 m up to 3 km at Escondida. Argillic and locally silicic alteration is present peripheral to principal veins and within dense minor vein swarms; however the alteration halos are not extensive and may extend only as much as five times the vein width into host rock (Exeter, 2008, 2009a).

Normal or oblique fault structures and associated dilation controlled the emplacement and geometry of both the rhyolite domes and dykes and provided structural sites and conduits for epithermal mineralising fluids. The high grade shoots are discontinuous within the larger fault structures and appear to be locally controlled by changes in strike which produce dilational flexures and jogs in response to movements on the fault structures or the intrusion of rhyolite bodies.

Curved vein segments or jogs approaching a west-northwest strike are most strongly dilated and appear to be a favourable site for mineralisation. Changes in wall-rock lithology and competency are likely to be an important factor in controlling the shape and size of mineralised shoots.

Post-mineral fault movement and associated late rhyolitic intrusive activity have resulted in the offset, modification and disruption of the earlier epithermal vein mineralisation. These later events may be associated with the emplacement of younger low grade or barren epithermal veins resulting in a complex vein morphology.

The location of the known vein systems at Cerro Moro are shown in Figure 9-1.

Figure 9.1 Map of the Cerro Moro Prospect area showing the location of the known vein systems and prospects (Source Exeter, 2009a)


2675000 mE
2680000 mE
Virginia
Laura
Georgina
4675000 mN
Lala
Mosquito
Florencia
Moro
Dora
Nini
Susy
Gabriela
Loma Stockwork
Michele
Tres Lomas
Natalia
Romina
4670000 mN
Maria
Patricia
Esperanza
Lourdes
DTS
Loma Escondida
Barbara
Deborah
Belen
Ana
Escondida
Silvia
Carla
Carlita
Cassius
Dolly
Doris

9.3 Cerro Moro mineral assemblages and textures

Exeter report that the high-grade gold and silver mineralisation is strongly associated with the presence of sulphides such as: pyrite, sphalerite, galena, acanthite and chalcopyrite. The main precious metal phases are native gold, electrum, native silver and argentite. Coarse silver sulphide (acanthite), silver sulphosalts (tetrahedrite) and gold tellurides are also present. Gold and electrum particles are fine grained (10 µm to 50 µm). Detrimental elements such as arsenic and mercury are at relatively low levels.

The principal gangue mineral is silica occurring as quartz and chalcedony. Banded, crustiform and colloform textures and recrystallisation is common. Quartz textures show simple comb layers, vugs, fine grained saccharoidal grains, and replacements of barite and bladed calcite. Minor gangue minerals include montmorillonite, kaolinite, adularia and flourite. Magnetite is also found. Supergene alteration produces quartz and limonite assemblages.

Wall rock alteration is characterised by silicification with the development of adularia, illite, kaolinite, chlorite, and pyrite. Quartz, pyrite and abundant adularia are proximal to the vein with a sericite forming an outer zone. Host rock structure is destroyed in the quartz-adularia zone but recognisable in the sericitic zone. Alteration typically extends from a few metres to tens of metres from the vein (Schalamuk 1997).

The evolution of the epithermal system at Cerro Moro is complex with at least three phases of quartz veining being present;

- An early white quartz event which has been heavily tectonised and brecciated,
- The black silica event associated with sulphides which hosts the high grade mineralisation, and
- A late stage clean white chalcedonic quartz event showing distinct banding, crustiform and colloform textures, vugs and low sulphide content. Fragments of tectonised black silica are incorporated by this event.

The current data spread does not allow for an assessment of the relative continuity of the "clean white" and "black silica" veins. Given the high grade nature of the "black silica" veining, their individual continuity is important to the global precious metal inventory. Vein formation responds to changes in the stress field and as a result veins on different orientations may have formed at different times. The Ag:Au ratio also varies significantly and this may indicate different formation ages or deposition levels within the epithermal system.

A detailed mineralogical study of the veining, incorporating the drilling information, should be undertaken to establish the sequence of the epithermal veining and mineralisation at Cerro Moro. The use of isotope and fluid inclusion studies should be considered to gain an understanding of formation temperatures and ages.

10 Exploration

Historical exploration activities undertaken by Mincorp are briefly discussed in Section 6.

Since commencing work in June 2003 Exeter has carried out diverse exploration activities at Cerro Moro that includes geological mapping, various geophysical surveys, surface sampling and drilling. These activities are covered in detail in Exeter's two Technical Reports (Exeter, 2008 and 2009a) and the reader is referred to these reports for further details. A summary of Exeter's non drilling exploration activities is provided in Table 10-1. Exploration drilling and trenching is described in Section 11 of this report.

Table 10.1 Summary of Exeter's non drilling exploration activities (Modified from Exeter 2009a)

Date	Exploration activity
June 2003	Revision of the CVSA information
February 2004	ASTER image interpretation
June 2004	Induced polarisation survey by Quantec
August - December 2004	Magnetic susceptibility survey of RC drillholes
September 2004	Resistivity survey by Akubra
October 2004 - February 2005	Rock chip sampling on geophysical anomalies
August 2004 - April 2005	Rock chip sampling
April- October 2005	Ground magnetic survey
March - August 2006	Ground magnetic survey - E-W grid
October 2006	Geology mapping and stratigraphy interpretation on Carla prospect
November 2006	Trench sampling
January - May 2007	Ground magnetic survey - N-S grid
January - March 2007	Trench sampling
January - February 2007	Lag sampling
April - June 2007	Induced polarisation survey by Quantec
May 2007	Lag sampling
May - June 2007	Project scale mapping of central - west area
October 2007 –January 2008	Lag sampling
January – March 2008	Core sampling for metallurgical test work
January 2008	INTA site visit to evaluate areas for rehabilitation/re-vegetation
February – June 2008	Project scale mapping of the entire property at 1:10,000
July – December 2008	Lag sampling
March 2008	PQ size diamond twin hole metallurgical drilling

10.1 Topographic surveying

Exeter has not conducted a detailed topographic survey of the Cerro Moro project area. For first pass exploration planning and construction of drill sections Exeter uses a Digital Elevation Model (DEM) sourced from the National Aeronautics and Space Administration (NASA). This topographic data was acquired by the Space Shuttle Endeavour during the Shuttle Radar Topography Mission (SRTM), an 11 day mission in February 2000 (SRTM, 2009). Radar Interferometry was used during by the SRTM to create a DEM model of the bulk of the planet which is available for public use. Exeter sourced the DEM data from a NASA public FTP site (ftp://e0srp01u.ecs.nasa.gov/srtm/version1). Exeter estimate that the DEM has an accuracy of approximately 10 m.

10.2 Exploration budget

In February 2009 Exeter approved an exploration budget of C$ 10,395,000 for the Cerro Moro project (Table 10-2). This exploration commenced in March 2009 and includes provision for 20,000 m of drilling at Cerro Moro (80% diamond, 20% RC) and, 30,000 m of drilling on the Fomicruz concessions (75% diamond, 25% RC). The exploration programme is expected to be completed in 15 to 24 months which is dependent on key variable elements such as rig availability, drilling progress and assay laboratory turn round times. As the exploration advances, the individual components of the proposed exploration will require more detailed planning and cost revisions. No provision for concession licence fees or application fees is included in this total.

Snowden considers the scope of work is appropriate to advance the Cerro Moro project and that the budget is realistic.

Table 10-2 Proposed 2009 – 2010 exploration budget for the Cerro Moro project and the Fomicruz concessions. Total excludes concession payments (Exeter, 2009a)

Item	Budget C$
Core drilling (C$ 110 m)	4,250,000
RC drilling (C$ 65 m)	750,000
Assaying	750,000
Geological Supervision and Management	2,000,000
Field Technicians	700,000
Field Expenses/Travel/Food	1,000,000
Environmental/Water/Metallurgy Studies	350,000
Miscellaneous	100,000
Total	9,900,000
Contingency (5%)	495,000
Grand Total	**10,395,000**

10.3 Snowden comments

Exeter has successfully undertaken a large exploration programme at Cerro Moro which has identified numerous mineralised vein zones. Having reviewed the information pertaining to Exeter's exploration to date, Snowden has the following comments;

- Using a DEM is suitable for early stage exploration activities and exploration planning. However Cerro Moro has now reached a stage where advanced exploration is being undertaken on specific targets and scoping studies are being considered by Exeter. It is now imperative that an accurate topographic survey be undertaken over the principal exploration targets. This exercise should also include the surveying of any un-surveyed drillhole and trench locations.
- Several campaigns of geological mapping have been conducted including an ASTER imagery interpretation at 1:75,000, 1:2,000 and 1:10,000 scale geological mapping and several geophysical surveys. In addition several phases of geophysical survey have been undertaken. Snowden recommends that all of this data be reviewed and updated to incorporate the geological information derived from Exeter's exploration drilling. The drilling data allows for the creation of 3D geological interpretations of the principal project areas. Snowden notes that the ASTER imagery and Google Earth images of Cerro Moro show well developed lineaments marked by the topography and drainage systems and that these features appear to have not been incorporated into the later geological mapping. These lineaments and other more subtle surface features should be incorporated into the surface mapping.
- The existing stratigraphy at Cerro Moro confirms indications that the regional geological summaries of the Deseado Massif are oversimplified. Incorporation of drilling and trench logging is likely to result in further revision of the current Cerro Moro stratigraphic interpretation.

11 Drilling and trenching

Historical exploration drilling and trenching activities are summarised in Section 6 and Table 6-1.

11.1 Exeter drilling

By February 2009 Exeter had completed a total of 506 drillholes totalling 52,850 m (Table 11-1). Some 65% of this drilling has been undertaken on four principal prospects, Escondida, Gabriela, Esperanza and Loma Escondida. The Escondida prospect accounts for approximately half of the drilling activity. Figure 11-1 shows the location of Exeter's drilling and the main vein prospects.

Full details of Exeter's drilling and prospect by prospect summaries are provided in Exeter's NI 43-101 Technical Reports (Exeter, 2008 and 2009a). All diamond core drilling was HQ3 size, utilising triple tube equipment, producing 63.6 mm core. In order to save costs many diamond core holes were pre-collared using Reverse Circulation RC drilling. RC holes were drilled with face-sampling hammers of 13.0 cm to 14.0 cm diameter. All drillholes are capped with plastic casing and the drill sites have been rehabilitated on completion (Figure 4-7).

Exeter commenced its infill drilling programme at Cerro Moro in April 2009.

11.2 Exeter trenching

Exeter has completed a total 141 trenches totalling 2,637 m, from which 1,710 samples were collected. Trenching was conducted at the Carla, Carlita, Deborah, Escondida, Esperanza, Gabriela, Loma Escondida, Natalia, Patricia, Silvia and Tres Lomas prospects. Sample channels are marked up by a geologist using a nominal 2 m sample length, with smaller sample lengths used in order to match geological or mineralisation contacts. Samples are collected as a continuous channel by hammer and chisel to a nominal sample depth of between 5 cm and 10 cm. Samples weights ranged between 1 kg and 7 kg depending on the sample length. The average sample weight was 5 kg.

11.3 Surveys

A contract surveyor has provided surveying services at Cerro Moro. Collar surveys have been undertaken on all of the Mincorp drill holes and Exeter's drillholes from MRC001 to MD268. A total station EDM theodolite and a differential GPS were utilised. Snowden understand that the remaining Exeter drill collars (MD269 to MD464) were positioned by Exeter's staff and surveyed on completion by the contract surveyor. Exeter has not surveyed its trench locations. Trenches were positioned using compass and tape measurement from neighbouring drill collars.

Initially Exeter utilised an Ausmine (Eastman-type) down-hole survey camera for drillhole surveying. Since March 2007 using a digital Reflex down-hole camera has been used. All holes are surveyed regularly during and on completion of the drillhole. No details are available on Mincorp's down hole surveying methodology.

Table 11-1 Summary of Exeter's drilling activities at Cerro Moro as of February 2009 (Source Exeter, 2009)

Prospect	Number of holes	RC (m)	Core (m)	Total (m)	Percentage of total metres
Escondida	**178**	**11,961.50**	**11,846.40**	**23,807.90**	**45.0**
Gabriela	**40**	**2,453.05**	**2,361.10**	**4,814.15**	**9.1**
Esperanza	**41**	**1,639.80**	**1,875.95**	**3,515.75**	**6.7**
Loma Escondida	**27**	**1,090.00**	**941.55**	**2,031.55**	**3.8**
Carla	9	366.00	398.55	764.55	1.4
Carlita	4	265.00	-	265.00	0.5
Cassius	4	248.00	335.30	583.30	1.1
Conceptual Targets	23	1,899.45	94.80	1,994.25	3.8
Deborah	21	965.00	300.60	1,265.60	2.4
DTS	1	100.00	-	100.00	0.2
Dora	8	342.00	-	342.00	0.6
Escondida North	4	310.00	191.15	501.15	0.9
Florencia	4	304.00	168.00	472.00	0.9
FMD	2	198.00	-	198.00	0.4
Lala	3	264.00	-	264.00	0.5
Laura	4	330.00	80.00	410.00	0.8
Loma Stockwork	4	490.00	-	490.00	0.9
Lourdes	1	80.00	-	80.00	0.5
Maria	2	284.00	-	284.00	0.5
Marina	4	264.00	-	264.00	0.5
Michelle	9	471.00	510.30	981.30	1.9
Moro	15	1,124.00	358.95	1,482.95	2.8
Mosquito	9	470.00	230.65	700.65	1.3
Natalia	8	624.00	93.45	717.45	1.4
Nini	21	1,011.50	479.90	1,491.40	2.8
Nini/Esperanza Gap	4	440.00	50.50	490.50	0.9
Ornella	2	127.00	-	127.00	0.2
Patricia	16	640.00	698.55	1,338.55	2.5
Romina	2	142.00	-	142.00	0.3
Silvia	13	841.00	724.15	1,565.15	3.0
Susy	7	526.00	93.00	619.00	1.2
Tres Lomas	5	276.00	60.00	336.00	0.6
Virginia	11	411.00	-	411.00	0.8
TOTAL	**506**	**30,957.30**	**21,892.85**	**52,850.15**	

Figure 11.1 Map of Cerro Moro showing the location of Exeter's drilling as of February 2009, and the known vein systems and prospects (Source Exeter, 2009)


Virginia
2675000 mE
Laura
2680000 mE
Georgina
Lala
Mosquito
Florencia
Moro
4677500 mN
Dora
Nini
Susy
Gabriela
Loma Stockwork
Michele
Natalia
Tres Lomas
Romina
Maria
Patricia
Esperanza
Lourdes
DTS
Loma Escondida
Barbara
Deborah
Belen
Ana
Escondida
Silvia
Carla
Carlita
4672500 mN
Cassius
Dolly

11.4 Snowden Comments

Exeter used an initial 80 m line spacing in planning its exploration drilling. The gap between the drilling lines has subsequently been reduced to 40 m and in the case of Escondida some drilling has been conducted on a 20 m line spacing. In the case of the Esperanza and Nini prospects a 50 m basic line spacing was used. In general between one and four drillholes are positioned along the individual drill lines.

Whilst a broad line spacing at 80 m or 40 m along strike identifies the gross geological continuity, in Snowden's experience this spacing is insufficient to resolve the geological continuity of individual veins, or the grade continuity of individual shoots, in epithermal systems. Drill line spacing's of 10 m to 25 m are usually required to resolve these continuity issues and achieve Measured and/or Indicated Resource categories.

12 Sampling method and approach

12.1 Sampling procedures and protocols

No information is available on Mincorp's sampling procedures and protocols. Full details of Exeter's sampling procedures and protocols are detailed in its two NI 43-101 Technical Reports (Exeter 2008, 2009a). The following sections summarise these details. No drilling was taking place during Snowden's site visit and as a result Snowden was unable to observe Exeter's logging and sampling procedures in operation.

12.1.1 Diamond drilling

Exeter routinely carries out both geotechnical and geological logging prior to sampling of the core. To facilitate geotechnical logging all diamond drillholes are orientated using the Ballmark system. This system uses gravity to make a mark on an aluminium disk with a small ball, which represents the bottom of the hole in the oriented core. The orientation of this low point of the core can then be assigned an azimuth and dip based Exeter's downhole survey data. Core recovery is measured and an orientation line drawn on the core prior to transportation to the Exeter base camp.

Exeter undertakes geotechnical logging to record recovery, rock quality designation (RQD), rock strength, weathering, and the orientation of fractures. The true spatial position of the fractures is calculated based on the orientated core data using Dips software. Core recoveries are calculated for each drill run, using the driller's core marker blocks and are also calculated on a metre by metre basis.

Each diamond drillhole is digitally photographed, wet and dry, before cutting and sampling. Detailed photography may be undertaken in mineralised zones.

Geological logging is undertaken by Exeter's geologists. Rock type, stratigraphic subdivisions, alteration, oxidation and mineralisation are routinely recorded. Structural measurements of faults, veins and geological contacts are made with a Brunton compass in an orientation frame based using the core orientation line as a reference. All of this data is recorded on paper logging sheets prior to being manually captured in Exeter's MS Access database.

On completion of logging and photography the core is marked for sampling. Sample lengths through mineralised zones are classified as high priority. High priority samples are sampled based on their geology and contact relationships with sample widths varying between 0.3 m and 1.5 m. The remainder of the core is classified as low priority and sampled in 1.0 m intervals but honouring geological contacts.

The drill core is cut in half on site using a diamond saw, with one half being bagged for dispatch to the laboratory and the remainder stored on site in the core box (Figure 12-1). The core saw blade is cleaned with a brick or other abrasive stone between each high priority sample to reduce the risk of contamination between high grade samples.

Exeter use specially printed sample record books containing a description sheet and two sample tickets for their sampling (Figure 12-2). The sampling geologist writes a description of each sample as a permanent record. The assay sample and one sample ticket are placed in a plastic bag and then sealed by stapler with the second sample ticket attached on the outside.

On completion of sampling a metal or plastic washer containing the borehole number and depth is placed in the core boxes to provide a permanent record of the

driller's intervals (Figure 12-3). The drillhole number, box number and depth ranges are marked on the sides of each core box. The core is stored in the open at Exeter's base camp (Figure 12-4).

Figure 12.1 Photograph of the core saw at Exeter's Cerro Moro base camp (Source: Snowden site visit 2009)



Figure 12.2 Example of Exeter's sample record books with two detachable sample tickets (A and B) on the right hand side (Source: Snowden site visit, 2009)


A

Figure 12.3 Photograph of a metal washer used as a permanent record of the drillers wooden core run markers (Source: Snowden site visit, 2009)



Figure 12.4 Photograph of stored core at Exeter's Cerro Moro base camp (Source: Snowden site visit, 2009)



12.1.2 Reverse circulation drilling

RC drilling samples are collected using the cyclone attached to the drill rig in 1.0 m intervals. Geological logging is undertaken by Exeter geologists at the drill site. Each 1.0 m sample is collected in plastic bags and the weight is recorded by Exeter staff. The RC recovery is calculated based on the measured diameter of the drilling tools during the drilling of the hole and a density of 2.5. The actual recovered weight is divided by the theoretical weight of each one metre sample to calculate the recovery.

On completion of the logging high and low priority samples are defined. High priority samples are based on 1.0 m intervals whilst the low priority samples are composited over 3.0 m intervals. The sampling is performed at the Exeter base camp utilising a riffle splitter (Figure 12-5). Each 1.0 m sample is split three times producing a 1/8th split for assay. The average weight of each 1.0 m sample is approximately 3.0 kg, with an average of 9.0 kg for the 3.0 m composite samples.

Exeter's sample record books are used by the sampling geologist to record a description of each sample as a permanent record. The 1/8th split assay sample and one sample ticket are placed in a plastic bag and then sealed by stapler with the second sample ticket attached on the outside.

The remaining bulk RC chips are stored in plastic bags at the Exeter Cerro Moro base camp or at two storage sites close to the exploration prospect areas. Plastic sheeting is used to protect these samples from the elements (Figure 12-6). A sample of the RC chips is kept in standard RC chip boxes as a permanent geological record. These RC chip boxes are stored at the Cerro Moro base camp (Figure 12-7).

Figure 12.5 Photograph of Exeter's' riffle splitter, used for splitting and sampling RC chips (Source: Snowden site visit, 2009)



Figure 12.6 Photograph of bulk RC chip bags storage at Exeter's Cerro Moro base camp (Source: Snowden site visit, 2009)



Figure 12.7 Photograph of RC chip box storage racks at Exeter's Cerro Moro base camp (Source: Snowden site visit, 2009)



12.1.3 Trench sampling

Exeter uses the same methodology to collect the samples in the trenches and surface rock chip channel sampling. Sample channels are marked up by a geologist using a nominal 2.0 m sample length, with smaller sample lengths used in order to match geological or mineralisation contacts. Samples are collected by hammer and chisel to a nominal sample depth of between 5 cm and 10 cm. A small portion of chips from each sample interval are stored in RC chip boxes for future reference.

Exeter geologists complete logging sheets for each trench and the data is captured in the project database. Detailed maps at 1:500 are produced for each prospect area based on the trench information.

Samples are allocated individual sample numbers and described in Exeter's sample record books. The channel sample and one sample ticket are placed in a plastic bag and then sealed by stapler with the second sample ticket attached on the outside.

12.2 Database and data capture

Exeter's Cerro Moro database originally consisted of a series of separate MS Excel files containing collar locations, down hole surveys, geological logging, and assays. A relational database utilising MS Access was developed during the last quarter of 2007, and has been used since early 2008. The database is managed by a dedicated Database Manager based at Cerro Moro. Logging sampling and assay data are updated on a routine basis.

Snowden believes the database is extensive and well planned.

12.3 Density determination

Since August 2007, Exeter has routinely calculated the specific gravity (SG) from core samples at Cerro Moro. The methodology used is to calculate the ratio of the weight of sample in air to the difference between the weight in air and weight in water. Core samples, generally >10 cm in length oven dried to 100°C, sprayed with waterproof sealant and weighed. The sample is then weighed whilst suspended in water and the SG is calculated as follows;

$$SG = \frac{Wp}{Wp - Wps}$$

Where:

W_p= Weight of the sealed sample

W_{ps}= Weight of the sealed suspended in water

The SG data is recorded for all lithologies encountered and will be used as the basis for assigning density values in future scoping studies. Summaries of the results are shown in Figures 12-8 and 12-9 which have been combined into two groups – vein and non vein. The vein samples include all types of quartz vein lithologies, vein breccias and stockworks. The non veins summary includes all other stratigraphic units. The summary results show a range of average SG values for the veins across the prospect areas. These results may reflect variations in the sulphide content associated within the vein systems. The non vein results reflect different host lithologies. The degree of oxidation and weathering may also influence the SG results.

As a check on the accuracy of the on-site SG measurements Exeter submitted a set of check samples to Mecanica de Rocas in Santiago, Chile for SG determination. 5% of the 106 samples returned an error of >5%.

Figure 12.8 Average quartz vein specific gravity values measured by Exeter for the Cerro Moro prospect areas (Source Exeter, 2009)


SG (Ave)
VEINS
Laura
2.58
Natalia
2.54
Moro
2.57
Michelle
2.48
Nini
2.51
Nini
2.56
Tres Lomas
2.81
Silvia
2.45
Patricia
2.57
Nini Esperanza Gap
2.58
Loma Escondida
2.65
Gabriela
2.54
Esperanza
2.58
Escondida
2.67
Conceptual Target
2.51
2.20 2.30 2.40 2.50 2.60 2.70 2.80 2.90
Total

Figure 12.9 Average non-vein specific gravity values measured by Exeter for the Cerro Moro prospect areas (Source Exeter, 2009)


SG Ave
NON-VEINS
Laura
2.48
Natalia
2.56
Cassius
2.43
Florencia
2.34
Moro
2.52
Michelle
2.38
Nini
2.49
Nini
2.58
Tres Lomas
2.43
Silvia
2.43
Patricia
2.61
Nini Esperanza Gap
2.55
Loma Escondida
2.60
Gabriela
2.52
Esperanza
2.59
Escondida
2.49
Conceptual Target
2.44
2.20 2.25 2.30 2.35 2.40 2.45 2.50 2.55 2.60 2.65
Total

12.4 Snowden comments

Snowden considers that logging and sampling protocols and procedures established by Exeter are acceptable and in line with industry standards.

Consideration could be given to double bagging of samples so as to provide additional protection. The sealing of the individual sample bags could be improved with the use of cable ties. Exeter should consider extending core photography to include photography of the high priority samples on completion of sampling. The core should be marked to indicate the sample intervals and sample numbers prior to being photographed.

Ideally whole core should be used for density measurements before it has been split for sampling. Snowden recommends that the density results should be reviewed on a regular basis and the cause of any inconsistencies between the results should be investigated.

Consideration should be given to building a permanent core and RC sample storage facility in order to protect the core and sample material from the elements. The volume of the remaining bulk RC samples is large and a riffle spilt fraction (½ or ¼) would reduce these to more manageable proportions for permanent storage. Shipping containers could provide a short term solution to the storage of core and RC samples.

13 Sample preparation, analyses and security

13.1 Sample preparation and analysis

No information is available on Mincorp's sample preparation or laboratory analytical procedures. Full sample preparation details and laboratory analytical techniques are given in the Exeter NI 43-101 Technical Reports and will not be duplicated in this report (Exeter 2008, 2009a).

The ALS Chemex preparation facility in Mendoza, Argentina, is used by Exeter for the bulk of its sample preparation. Snowden has not visited ALS Chemex's Mendoza facility but, as this is a reputable international laboratory group, Snowden is confident that the sample preparation has been undertaken to industry norms.

Coarse reject and reject pulp samples are stored at ALS Chemex in Mendoza until they are transferred to Exeter's storage facility housed in a rented warehouse in Mendoza (Figure 13-1). Exeter should ensure that all assay pulps are returned from the assay laboratories for long term storage on site or in Mendoza.

Figure 13.1 Photographs of coarse reject and reject pulp samples in storage at Exeter's Mendoza sample store (Source: Snowden site visit, 2009)



13.2 Security

All samples (core, RC, trench etc) are sampled according to Exeter's sampling procedures as described in Section 12. Depending on individual sample size, between two and six sealed sample bags are placed in larger woven plastic sacks which are sealed with cable ties in preparation for transport to the laboratory. Prior to July 2008 the samples were transported from site in a company vehicle to the bus station at either Caleta Olivia or to Comodoro Rivadavia. These samples were then transported by bus to the ALS Chemex sample preparation facility in Mendoza, Argentina. In July 2008 as a result of increasing quantities of samples, Exeter used a

contracted truck to transport samples directly to Mendoza. This arrangement was used until the completion of drilling in December 2008.

ALS Chemex in Mendoza notify Exeter if there are discrepancies between the sample dispatch sheets and the samples received, or if the samples arrive damaged. Samples are dispatched to the assay laboratory in Chile through internal laboratory transport.

13.3 Snowden comments

Exeter uses third parties for transportation of the samples from Cerro Moro to Mendoza. This is a potential security risk and chain of custody issue as Exeter does not have control of the samples during transportation. Snowden suggests that the security of the samples during transport could be improved with the use of cable ties with individual security code numbers to seal either the individual sample bags or the larger sample sacks used for sample dispatch. A reference list should be compiled of the individual sample numbers sealed in sacks by each numbered cable tie. The laboratory should confirm the safe arrival of the samples and provide a duplicate list of samples against cable tie numbers. Any discrepancies should be investigated.

14 Data verification

Full details of Exeter's sampling procedures and protocols are detailed in its two NI 43-101 Technical Reports (Exeter 2008, 2009a).

14.1 Mincorp QAQC procedures

Snowden has not had access to any information on Mincorp's QAQC procedures and indeed this information may no longer exist. No assay certificates, RC samples, laboratory pulps or coarse rejects from the Mincorp era are known to exist. Approximately 70% of Mincorp's half drill core is stored on-site in varying condition.

14.2 Exeter QAQC procedures and check sampling programmes

Exeter routinely uses the ALS Chemex laboratory in La Serena, Chile for their sample assays with sample preparation undertaken at the ALS Chemex preparation facility in Mendoza, Argentina.

Certified Reference Material (CRM) is routinely inserted into all sample sequences. From June 2003 to March 2007 one CRM was inserted every 40 samples. From March 2007 this rate was increased to one every 20 samples. The majority of CRM is obtained from Geostats Pty. Ltd. ("Geostats") of Australia, with some sourced from Rocklabs Ltd in New Zealand. To date 22 different standards have been used with recommended values varying from 0.33 g/t Au to 47.24 g/t Au. No silver CRM has been used. The logging geologist selects a suitable CRM sample for insertion in the sample sequence based on a visual estimate of the grade of the mineralisation of the surrounding samples

As the CRM is already a pulp sample, Exeter has accepted that the sample preparation laboratory will be aware that these samples are for QAQC purposes. As ALS Chemex are currently being used for both sample preparation and assay, it is possible that the assay laboratory in Chile will be aware of these samples. The important fact is that the assay laboratory will be unaware of the expected grade of the QAQC samples.

The results of the CRM samples are automatically plotted in MS Access on an ongoing basis and sample batches are rejected if the sampling error exceeds 2 standard deviations. In such cases Exeter instruct the assay laboratory re-assay the rejected batch.

Exeter also submits geochemical blanks prepared from barren quartz into the sample sequence. From June 2003 to March 2007 the blanks were inserted every 40 samples. From March 2007 the blanks are frequently inserted every 20 samples. Exeter currently uses a certified blank produced by Alex Stewart (Assayers) Argentina SA in Mendoza.

Additional QAQC procedures and programmes include;

- The submission sample duplicates from RC drillholes for check sampling with one in every 20 samples duplicated. A total of 325 RC duplicates have been submitted to date.
- ALS Chemex routinely re-assayed all samples that returned gold values of greater than 1.0 g/t Au.
- During 2008 Exeter conducted three separate programmes of independent laboratory check sampling using Alex Stewart (Assayers) Argentina SA and

ACME Analytical Laboratories (Argentina) SA, both located in Mendoza, Argentina.

- A program of seven large diameter diamond drill holes (PQ3 size core diameter 83 mm) was completed during March 2008. The location of these holes was selected to twin earlier diamond and RC intercepts (Figure 14-1). The principal intention of this drilling was to obtain larger diameter core for crushing and grinding tests. Initial sampling and assaying was undertaken on a 12 mm to 15 mm thick slice which was cut from the PQ3 core by ALS Chemex in Chile. Exeter reported unexpected differences between the results of the twinned holes compared to the original drillholes, particularly with the twinned RC holes. Exeter was concerned that a laboratory error had occurred during this time and decided to sample additional material from the PQ3 core for check assay at ACME in Mendoza. Two ¼ core samples were collected from the PQ3 core leaving half the core for metallurgical testwork. Figure 14-2 illustrates the sampling undertaken on the seven PQ3 core holes.

Figure 14.1 Map of the Cerro Moro Prospect showing the location of Exeter's PQ3 twin hole drilling (Source Exeter, 2009)


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
4,678,000 mN
4,674,000 mN
4,670,000 mN
4,666,000 mN
N
MD163
MD295
MRC175
MD099
MD294
MD140
MD293
MRC084
MD298
MD088
MD292A
MRC156
MD297
1,000 meters

Figure 14.2 Sampling methodology for PQ3 twin hole core and subsequent quarter core samples (Source Exeter, 2009)


Slice Sampled
12.5mm
Quarter 1
to Lab 1
Quarter 2
to Lab 2
29mm
D=83mm
Sample left
for Metallurgy Test
R=41.5mm

14.3 Data verification by Snowden

14.3.1 Drill collars and logging

Snowden checked the positions of 86 drill hole collars using a Garmin 12XL GPS. These positions were compared to Exeter's survey collar file and the GPS positions plotted in very close proximity to the surveyed location. The minor errors present were considered to be within the inherent error of ±5 m associated with hand held GPS units.

14.3.2 Geological logging and database

Snowden reviewed Exeter's borehole data files during the site visit. These files contained paper copies of borehole summary sheets, core and RC geological logging, geotechnical logging, recovery logging, sampling control sheets, orientation survey data, drillers' core run sheets, downhole survey data, and rehabilitation reports. A random selection of the borehole data files were reviewed by Snowden. No inconsistencies were found and the overall quality of Exeter's archiving of the drillhole data is excellent.

Snowden reviewed the structure and content of the MS Access database during the site visit and discussed details of the database with the database manager. Several drillholes were randomly selected for comparison with the original data in the borehole data files and a few minor issues were identified in terms of incorrect data entry. It was noted that the original Mincorp drillholes retained their original lithological codes, this requires updating or re-logging using Exeter's lithological codes. Assaying is undertaken in a progressive manner so that a high grade sample which returns an above detection limit assay is re-assayed using a technique suitable for higher grade samples. In these cases default assays are entered into the database until an accurate assay value is achieved. Several examples of 100 g/t Au and 1,000 g/t Ag were noted in the database which may represent above detection assays which will require to be updated once subsequent assay results are received.

In validating the MS Access database, Snowden noted that Exeter used an averaging technique in the calculation of the gold and silver grade for internal evaluation and reporting purposes. This process involves the averaging of two or more laboratory duplicates assays to produce a mean value for evaluation purposes. Snowden recommends that these duplicate assays should be treated separately in the database with the original assay value used for evaluation purposes in order to maintain sample support with the rest of the dataset. The laboratory duplicate samples

should be viewed as additional QAQC samples. Exeter should routinely evaluate these laboratory duplicate samples as part of their QAQC procedures. This will provide additional information on grade variability which may be related to nugget effect or sample preparation issues.

Snowden also reviewed a random selection of assay results from the database against the original laboratory assay certificates: no issues were identified.

14.3.3 Snowden verification sampling

Validation samples were collected by Snowden during the site visit. Ten ¼ core samples and seven RC chip samples were collected at Cerro Moro and a further 13 coarse reject and two reject pulp samples were collected at the Exeter sample store in Mendoza. The RC samples were 1/8 splits of the remaining bulk RC sample which represents 87.5% of the original sample as this has already been split by Exeter to provide the original assay sample.

The samples were given unique sample numbers using one of Exeter's sample record books, double bagged and sealed on site by Snowden using various coloured cable ties to seal the individual sample bags. The Cerro Moro samples were transported in a sealed drum by Exeter to their Mendoza office between 5th and 10th February 2009. The samples were couriered from Mendoza to Snowden's UK offices on 24th February 2009. The samples were delivered to the Snowden offices in the UK on 2nd March 2009. On arrival Snowden inspected the packaging and coloured cable tie seals and found these to be intact. After discussion on the appropriate assay techniques to analyse the anticipated high silver grades the samples were packed into three boxes and shipped to the OMAC laboratory on 17th March 2009. Prior to dispatch Snowden inserted its own CRM samples into the batch.

At OMAC sample preparation consisted of drying, crushing to -2 mm, and the splitting of a representative 2 kg sub-sample. This 2 kg sub-sample was pulverised to P80 -75 µm. For each pulverised sample three assays were undertaken;

- One 45 element ICP–MS analysis (multi acid digest) base metals analysis on all 32 samples,
- Two 30g FA/AA gold analyses on all samples 32 samples (Code Au4)
- One screen fire assays on 12 samples expected to contain high gold values (Code Au9) ,
- Eleven samples with silver values >200 from ICP-MS analysis were analysed by high precision AA for silver (Code BM2)
- Four samples with lead values >20,000 from ICP-MS analysis were analysed by OMAC's ICPORE method for base metals

Table 14-1 summarises Snowden's verification sampling results collected by Snowden and compares these with Exeter's results. The OMAC assay certificates are provided in Appendix A.

Table 14-1 Summary of Snowden verification sampling from the Cerro Moro project collected during the Snowden site visit

Exeter Sample Number	Snowden Sample Number	Sample Type	Exeter Assay Au (g/t) SFA	Au (g/t) FA/AA	Au (g/t) GRA	Ag (g/t) ME-MS	Ag (g/t) FA/AA	Ag (g/t) GRA	Snowden Assay Au (g/t) SFA	Au (g/t) FA/AA	Au (g/t) FA/AA	Ag (g/t) MA-ES	Ag (g/t) BM2	Ag (g/t) dup
60861	ARG87649	Core		5.2				322.0		4.7	4.7		409.7	
86722	ARG87650	Core		1.8		20.5				1.0	0.9	24.0		
60864	ARG87651	Core		1.0				135.0		0.6	0.8	142.6		
60865	ARG87652	Core		0.7		29.7				1.0	0.9	32.2		
74943	ARG87653	Core		17.6				3,450.0	17.1	17.7	16.1		3,270.3	
74944	ARG87654	Core		31.7				1,665.0	50.6	49.1	48.0		2,645.0	
76129	ARG87655	Core		16.1				2,080.0	21.3	21.4	21.9		2,566.6	
78212	ARG87656	Core		27.2				2,460.0	21.1	19.5	19.8		2,519.6	
85902	ARG87657	Core		84.0				93.0	0.7	0.5	0.7	17.1		
85903	ARG87658	Core			167.0			260.0	134.7	129.9	113.3	185.4		187.5
63963	ARG94297	RC			39.7			1,590.0	34.4	34.2	34.4		1,316.5	1,361.0
68774	ARG94298	RC		29.0				620.0	31.9	26.7	27.5		697.3	
449869	ARG94299	RC			13.4			104.0	2.5	2.0	3.5	112.5		
65546	ARG94301	RC		2.8				106.0		1.9	2.1	90.1		
65545	ARG94302	RC		1.8		96.4				1.2	1.1	66.0		
63956	ARG94303	RC		1.2		47.4				1.0	1.2	79.6		
65552	ARG94304	RC		0.4		38.8				0.5	0.4	39.6		
54498	ARG087659	CReject		0.7			98.1			0.7	0.7	145.8		
79622	ARG087660	CReject		1.1		1.9				0.8	1.0	1.9		
5833	ARG087661	CReject		1.4		10.3				1.2	1.9	13.1		11.6
60517	ARG087662	CReject		1.4		5.4				0.6	0.7	5.7		

Exeter Sample Number	Snowden Sample Number	Sample Type	Exeter Assay						Snowden Assay					
			Au (g/t) SFA	Au (g/t) FA/AA	Au (g/t) GRA	Ag (g/t) ME-MS	Ag (g/t) FA/AA	Ag (g/t) GRA	Au (g/t) SFA	Au (g/t) FA/AA	Au (g/t) FA/AA	Ag (g/t) MA-ES	Ag (g/t) BM2	Ag (g/t) dup
54489	ARG087663	CReject		1.5				269.0		1.3	1.3		313.2	
79621	ARG087664	CReject		2.0		3.2				1.0	1.3	3.9		
60516	ARG087665	CReject		2.7		4.2				3.7	3.7	5.0		
5837	ARG087666	CReject		2.7				252.0		3.4	3.3		234.8	
79636	ARG087667	CReject		3.8				125.0		3.6	3.0	137.5		
60515	ARG087668	CReject		3.6		5.1				2.0	2.0	11.4		
79624	ARG087669	CReject		43.0		27.0			28.3	32.5	24.0	29.0		
60727	ARG087670	CReject			106.0			7,800.0	110.2	109.4	116.5		7,920.4	7,998.8
80638	ARG087671	CReject	689.0		464.0			15,173.0	648.9	751.9	719.4		11,158.3	11,548.3
54477	ARG087672	Pulp	13.4	11.9				177.0		11.0	10.8	160.0		
79622	ARG087673	Pulp		1.1		1.9				0.5	1.1	7.4		

Figure 14-3 shows a precision plot for gold, which gives a precision (HARD) of 38% of samples better than ±10%, thus 62% of the samples show a precision of worse than ±10%. As the Snowden samples comprised core, RC chip and coarse reject duplicates, variability is to be expected between the samples (Table 14-1). Some 31% of samples displayed variability above ±30%. A single sample displayed an extreme variability close to ±100%. The level of variability indicates that there is locally strong heterogeneity within the mineralisation, which may be related to rare coarse gold particles or clusters of fine gold particles.

Figure 14-4 shows a QQ plot for the gold results that indicates the Snowden sample grades have an unconditional negative bias with respect to the original Exeter sample assays.

Figure 14.3 Precision plot of gold results from Snowden check samples versus Exeter original sample pairs.


Precision Plot
Cerro Moro
Check samples (gold)
Number of sample pairs
0-10% 11
10-20% 9
20-30% 5
30-100% 4
Total 29
half absolute difference of the paired values
100
10
1
0.1
0.01
0.001
0.001
0.01
0.1
1
10
100
mean of paired values (g/t)
Sample Pairs
10%
20%
30%
Line of Significance
Graph Limit

Figure 14.4 QQ plot comparing gold results from Snowden check samples versus Exeter original sample pairs.


Log Scale QQ Plot
Cerro Moro
Check samples (gold)
+/- 15%
100
10
1
0.1
0.01
ascending Snowden (g/t)
0.01
0.1
1
10
100
ascending Exeter (g/t)

Figure 14-5 shows a precision plot for silver, which gives a precision (HARD) of 62% of samples better than ±10%, thus 38% of the samples show a precision of worse than ±10%. Again as these are core, RC chip and coarse reject duplicates, some variability is to be expected between the samples. Some 7% of samples displayed variability above ±30%. The level of variability indicates that there is local heterogeneity within the mineralisation, but less so than that of gold. Variability may be related to a) silver correlation to gold (e.g. electrum) and b) occasional coarse native silver particles that may give a similar effect to coarse gold (e.g. nugget effect).

Figure 14-6 shows a QQ plot for the silver results that indicates that some variability, but no bias between the Snowden sample grades and the original Exeter sample assays.

Analysis of screen fire assay (SFA) data from the Snowden check samples indicates that the Cerro Moro vein systems can contain coarse gold (Table 14-1). Coarse gold is generally defined as gold with a particle size of greater than 100-150 µm that is likely to resist size reduction during pulverisation. Of the samples assayed by Snowden by SFA, two contained greater than 10% coarse gold - 20% (head grade 134.6 g/t Au) and 16% (head grade 2.4 g/t Au) respectively. Intuitively, higher grade samples usually contain more coarse gold though this is dependent upon the textural domain(s) that dominate the sample. It should be noted, that using SFA to provide a measure of coarse gold present in a sample is an approximation since the sample has undergone pulverisation and gold particles will have been reduced in size.

Figure 14.5 Precision plot of silver results from Snowden check samples versus Exeter original sample pairs.


Precision Plot
Cerro Moro
Check samples (silver)
Number of sample pairs
0-10% 18
10-20% 7
20-30% 2
30-100% 2
Total 29
half absolute difference of the paired values
1000
100
10
1
0.1
0.01
0.001
0.001
0.01
0.1
1
10
100
1000
10000
mean of paired values (g/t)
Sample Pairs
10%
20%
30%
Line of Significance
Graph Limit

Figure 14.6 QQ plot comparing silver results from Snowden check samples versus Exeter original sample pairs.


Log Scale QQ Plot
Cerro Moro
Check samples (silver)
+/-15%
ascending Snowden (g/t)
10000
1000
100
10
1
0.1
0.01
0.01
0.1
1
10
100
1000
10000
ascending Exeter (g/t)

14.3.4 Exeter QAQC results

As noted in Section 14-2, Exeter undertook a comprehensive QAQC programme including the use of CRM's and blanks; RC chip duplicate samples; and inter laboratory check sampling. The results of this programme have been fully reported in Exeter's NI 43-101 report dated 9th February 2009 (Exeter, 2009a).

Snowden notes that Exeter only submit gold CRM's with the sample batches and no silver CRM's are included to check the accuracy of the silver assays. This is not considered to be best practice. However, given the good quality of the gold assays Snowden has no reason to suspect that the silver assays will be of poor quality. In addition, as reported in Section 14-3-3, the Snowden verification sampling indicates a reasonable correlation between the Snowden and Exeter silver results.

Snowden has reviewed all QAQC data, and considers it to be of industry standard and indicates that the assay database is of a quality to support a resource estimate. The shortcomings of the QAQC for silver are noted above.

14.3.5 Exeter twin hole drilling results

As noted in Section 14-2, Exeter undertook a twin hole drilling program comprising seven PQ3 diamond drill holes in early 2008. Twin holes were drilled on the Escondida (4 holes); Esperanza (1 hole); Gabriela (1 hole) and Silvia (1 holes) veins. The Silvia drilling intersected two vein zones. These holes were drilled primarily for metallurgical purposes.

The following section details the findings based on the results of the PQ3 sample slice compared to the original sample. The gold and silver results are summarised in Table 14-2. These results are based on the Snowden mineralisation interpretation and on 60 cm composite sample intervals generated by the Datamine software package. Intersection positions of the twin holes ranged between 0.8 m and 4.5 m away from the original holes (mean separation 2.7 m). These spacing's are close enough to give an indication of local variability.

Figure 14-7 shows a scatter plot of the vein intersection widths. This indicates local high variability with most holes being above ±10% different (absolute value). In the worst case, the two widths were 0.3 m and 0.85 m respectively (intersection separation 2 m); in the best case 2.98 m and 3.0 m respectively (maximum separation seen in the holes of 4.5 m).

Figure 14-8 shows a scatter plot of the twin hole gold grades. This indicates local high variability with most holes being above ±10% different (absolute value). In the worst case, the two grades were 17.8 g/t Au and 404.6 g/t Au respectively (intersection separation 1.9 m); in the best case 3.4 g/t Au and 4.1 g/t Au respectively (intersection separation 3.3 m).

Figure 14-9 shows a scatter plot of the twin hole silver grades. Again this indicates local high variability with all holes being above ±10% different (absolute value). In the worst case, the two grades were 637 g/t Ag and 6,517 g/t Ag respectively (intersection separation 1.9 m); in the best case 5.4 g/t Ag and 9.1 g/t Ag respectively (intersection separation 2.1 m).

Table 14-2 Summary of original intersection vs. PQ3 slice results from the mineralised zones encountered, based on Snowden 60 cm composite sample intervals from Datamine. (Shaded blocks = PQ3 slice results)

Prospect	Hole number	From (m)	To (m)	Length (m)	True width (m)	Au (g/t)	Ag (g/t)	Drill type	Distance apart (m)
Escondida	MD293	81.57	83.00	1.43	0.89	404.57	6,517.80	CORE	1.90
	MD140	82.20	85.25	3.05	1.86	17.76	637.00	CORE	
	MD292A	32.00	36.03	4.03	2.57	1.23	141.27	CORE	2.96
	MD088	35.40	38.10	2.70	1.69	6.72	293.23	CORE	
	MD299	62.65	68.10	5.45	2.98	9.83	934.82	CORE	4.47
	MRC175	67.00	73.00	6.00	3.01	11.22	321.79	RC	
	MD298	28.00	30.30	2.30	1.35	15.31	359.15	CORE	0.78
	MRC084	29.00	32.00	3.00	1.86	13.40	895.11	RC	
Esperanza	MD294	35.75	39.72	3.97	2.50	4.08	113.58	CORE	3.28
	MD099	35.33	38.87	3.54	2.22	3.36	190.29	CORE	
Gabriela	MD295	32.10	34.85	2.75	1.68	2.08	172.23	CORE	3.86
	MD163	32.95	35.92	2.97	1.78	2.64	457.11	CORE	
Silvia	MD297	29.90	30.55	0.65	0.28	3.49	9.08	CORE	
	MRC156	31.00	33.00	2.00	0.84	2.44	5.37	RC	2.12
	MD297	33.60	35.60	2.00	0.86	7.18	22.00	CORE	
	MRC156	35.00	38.00	3.00	1.26	4.90	61.68	RC	2.25

Figure 14.7 Twin hole versus original hole true vein width variation plot


Normal Scatterplot
Cerro Morro
Twin drill holes: vein true width
+/- 10%
Hole 02 (m)
0
1
2
3
4
5
0
0.5
1
1.5
2
3
3.5
4
4.5
5

Figure 14.8 Twin hole versus original hole gold grade variation plot


Logscale Scatterplot
Cerro Morro
Twin drill holes: gold
+/- 10%
Hole 02 (g/t Au)
0.001
0.01
0.1
1
10
100
0.001
0.1
10
100
Hole 01 (g/t Au)

Figure 14.9 Twin hole versus original hole silver grade variation plot


Logscale Scatterplot
Cerro Morro
Twin drill holes: silver grade
+/- 10%
Hole 02 (g/t Ag)
Hole 01 (g/t Ag)
Correlation Coefficient =0.755
0.001
0.01
0.1
1
10
100
1000

The twin holes results begin to indicate that high grade gold-silver domains are likely to show higher variability over relatively small distances. Silver maintains a greater variability than gold (Figure 14-8 and 14-9); though the reason for this is not clear. It will be related to the primary mineralogical distribution of silver and may include the effects of clustering. This brief analysis has some limitations, in that these eight comparisons are too small a population to draw any firm conclusions from.

14.3.6 Exeter duplicate quarter core sampling

As a continuation of the twin hole programme, Exeter submitted a series of PQ3 quarter core duplicate samples for assay to monitor local core-scale variability (Figure 14.2). In all, 106 samples were submitted for gold and silver assay.

Figure 14-10 shows a precision plot for gold, which gives a precision (HARD) of 31% of samples better than ±10%, thus 69% of the samples show a precision of worse than ±10%. As effective field duplicates, some variability is to be expected between the samples. The level of variability indicates that there is some heterogeneity at the 'within' core scale; which is to be expected in gold deposits.

Figure 14-11 shows a precision plot for silver, which gives a precision (HARD) of 40% of samples better than ±10%, thus 40% of the samples show a precision of worse than ±10%. As field duplicates, variability is to be expected between the samples. The level of variability here indicates that there is some heterogeneity at the 'within' core scale for silver. This parallels the effect for gold and reflects their broad correlation.

Figure 14.10 Precision plot of gold results for duplicate PQ3 core quarter pairs


Precision Plot
Cerro Moro
Core quarter duplicates (gold)
Number of sample pairs
0-10% 23
10-20% 20
20-30% 5
30-100% 25
Total 73
half absolute difference of the paired values
100
10
1
0.1
0.01
0.001
0.001
0.01
0.1
1
10
100
mean of paired values (g/t)
Sample Pairs
10%
20%
30%
Line of Significance
Graph Limit

Figure 14.11 Precision plot of silver results for duplicate PQ3 core quarter pairs.


Precision Plot
Cerro Moro
Core quarter duplicates (silver)
Number of sample pairs
0-10% 32
10-20% 22
20-30% 8
30-100% 17
Total 79
half absolute difference of the paired values
1000
100
10
1
0.1
0.01
0.001
0.001
0.01
0.1
1
10
100
1000
10000
mean of paired values (g/t)
Sample Pairs
10%
20%
30%
Line of Significance
Graph Limit

14.4 Snowden comments and conclusions

Snowden believes that Exeter's QAQC procedures are extensive and well thought out. Snowden has not visited the assay laboratories used by Exeter. However ALS Chemex, Alex Stewart and ACME Analytical are reputable international laboratory groups and Snowden is confident that the analytical procedures are undertaken to industry norms.

No silver CRM standards are currently used by Exeter at Cerro Moro. Snowden recommends that Exeter should obtain a suitable silver CRM for use in its QAQC procedures.

Snowden recommends that Exeter should routinely submit samples from core drilling to a second laboratory for check assay rather that the current ad hoc arrangement. This should consist of one in 20 of all drill core samples from mineralised zones and one in 40 from un-mineralised zones. These samples can be accumulated into two or three batches per year. Ideally the mix of core samples should include a representative range of high, medium and low grade material. The sample material can be derived from the existing coarse reject material currently stored in Mendoza. In the event that RC drilling is used to evaluate mineralised zones the same procedures should apply.

Exeter should also routinely resubmit assay pulps from core samples to the original assay laboratory as a further QAQC measure. Currently all assay sample pulps are returned to Exeter from the assay laboratory for archive storage. A selection of these pulps should be re-assayed at a rate of one in 40. The pulps should be renumbered and submitted as a separate batch using the same techniques as the original sample.

Care should be taken to ensure that above detection default grades (e.g. 100 g/t Au and 1,000 g/t Ag) are updated in the database once the final laboratory assays are received. The Mincorp geological codes need to be revised into Exeter's geological terminology. This may require relogging of the available Mincorp core.

Averaging techniques should not be used in the database for the calculation of the gold and silver grade for evaluation purposes. Snowden recommends that these duplicate assays be treated separately in the database with the original laboratory assay value used for evaluation purposes in order to maintain sample support with the rest of the dataset. The laboratory duplicate samples should be viewed as additional QAQC samples and should be routinely evaluated to provide information on the sample variability. Exeter should routinely evaluate these laboratory duplicate samples as part of its QAQC procedures to provide additional information on grade variability which may be related to nugget effect or sample preparation issues.

The lack of details pertaining to QAQC and assay procedures during the Mincorp is a concern. Snowden recommends that Exeter should conduct a twin hole diamond drilling programme to re-drill 20% of the Mincorp holes, i.e. four core holes and three RC holes. Holes located in zones of potentially economic mineralisation should be re-drilled as a priority. The geological logging and assay results should compared to the original Mincorp data.

15 Adjacent properties

No major competitor activity occurs in the immediate vicinity of the Cerro Moro project. Hidefield Gold Plc are currently exploring the La Paloma and Martinetas prospects located to the north west of Cerro Moro (Figure 15-1) and have the rights to a concession adjacent to the Cerro Moro project. Several existing mining operations and advanced exploration projects are located on the Deseado Massif (Figure 15-1).

Typically the epithermal gold and silver deposits of the Deseado Massif form small high grade shoots; these form the basis of the mining operations at the Cerro Vanguardia, Martha and San Jośe mines. At Cerro Vanguardia the veins are narrow and the mineralisation is found within a vertical distance of 150 m to 200 m (AGA, 2009), whilst at the Martha mine the mineralised zones are typically small with the largest being 200 m along strike and 50 m vertically (Sillitoe, 2009) (Figure 15-2). At San Jose / Huevos Verdes the high grade mineralised shells range between 40 m and 80 m in length and 50 m to 200m vertically (AMEC, 2007).

Figure 15.1 Map of the Deseado Massif showing the location of operating mines and principal exploration projects (Modified from Echavarria, Schalamuk and Etchaverry, 2005, with additional information sourced from relevant company websites)


San Jorge Basin
North
Lomada de Leiva
(Patagonia)
San Jose / Huevos
Verdes (Hochschild/
Minera Andes)
Pico Truncado
Cerro Negro
(Andean Resources)
La Poloma / Sulfuro
(Hidefield)
Martinetas
(Hidefield)
Cap Oeste
(Patagonia)
Lolita
(Plato Gold)
Sierra Blanca
(Mariana)
Pinguino
(Argentex)
La Josefina
(Hunt Mountain)
Joaquin
(Coeur d'Alene)
Cerro Moro
La Manchuria
(Patagonia)
Cerro
Vanguardia (AGA)
Gobernador
Gregores
Mina Martha
(Coeur d'Alene)
Manantial
Esperjo
(Pan American Silver)
100 km
Magallanes Basin
Mineralized sites
Late Cretaceous to
Quaternary cover
Upper Jurassic to
early Cretaceous
cover
Bahia Laura
Group
Bajo Pobre
Formation
Inliers of older
sequences

Figure 15.2 Early exploration and mining sections through the Martha Mine (Source Sillitoe, 2009)


MARTHA MINE
LONGITUDINAL SECTION AT EARLY EXPLORATION STAGE
Discovery Outcrop
Martha Vein
100 m
LONGITUDINAL SECTION OF MAIN AREA
Pit Martha
Pit R4
Del Medio Vein
Martha Mine
R4 Mine
100 m
SILVER ISOGRADES
Cover

Seven companies have published Mineral Resources for mining and exploration projects on the Deseado Massif, with five of these also quoting Mineral Reserves. These Mineral Resources and Reserves are summarised in Tables 15-1 and 15-2. The largest reserve base is at AGA's Cerro Vanguardia gold mine (Proven and Probable Reserves of 1.84 Moz Au and 35.67 Moz Ag).

Table 15.1 Summary of Mineral Resources quoted for projects within the Deseado Massif (Source: AGA, 2008, Coeur d'Alene Mines, 2007, AMEC, 2007, Micon, 2008, M3 Engineering and Technology Corporation, 2006, Patagonia, 2008, Hidefield Gold, 2007)

Company (Consultant)	Date	Mine / Prospect	Category	Tonnage Mt	Au g/t	Au Moz	Ag g/t	Ag Moz
AGA (In-House)	Dec-08	Cerro Vanguardia Vein Material	Measured	1.470	8.03	0.380		
			Indicated	9.400	7.32	2.210		
			Inferred	2.760	6.93	0.620		
		Cerro Vanguardia Heap Leach Material	Measured	9.540	0.76	0.230		
			Indicated	12.610	0.61	0.250		
			Inferred	2.210	0.60	0.040		
		Cerro Vanguardia Silver By-Product	Measured	11.010			26.9	9.51
			Indicated	22.000			65.1	46.06
			Inferred	4.970			83.5	13.34
Coeur d'Alene (In-House)	Dec-07	Martha Mine	Measured	0.036	2.01	0.0023	1589.0	1.82
			Indicated	0.048	1.21	0.0019	1021.0	1.57
			Inferred	0.066	0.88	0.0042	943.0	1.99
Hochschild Mining Plc / Minera Andes (AMEC)	Dec-07	Huevos Verdes	Measured	0.290	9.04	0.084	691.0	6.45
			Indicated	0.325	5.26	0.055	368.0	3.85
			Inferred	0.037	5.66	0.007	348.0	0.41
		Frea	Measured	0.354	5.70	0.065	397.0	4.52
			Indicated	0.596	10.51	0.201	377.0	7.22
			Inferred	0.083	7.07	0.019	333.0	0.89
		Kospi	Indicated	0.800	7.63	0.196	622.0	15.99
			Inferred	0.110	9.06	0.032	577.0	2.04
Andean Resources (Micon)	Dec-08	Eureka West	Indicated	2.488	12.88	1.030	235.3	18.82
			Inferred	0.974	10.72	0.336	156.5	4.90

Company (Consultant)	Date	Mine / Prospect	Category	Tonnage Mt	Au g/t	Au Moz	Ag g/t	Ag Moz
Andean Resources (Micon)	Oct-07	Vein	Indicated	3.170	4.77	0.486		
			Inferred	2.210	3.85	0.274		
Pan American Silver Menantial - Espejo (M3 Engineering and Technology)	Mar-06	Maria Vein	Measured	2.890	2.69	0.250	151.6	14.09
			Indicated	2.240	2.15	0.155	130.3	9.38
			Inferred	0.730	1.44	0.034	123.5	2.90
		Karina-Union	Measured	1.720	1.89	0.105	194.8	10.77
			Indicated	0.750	1.72	0.041	160.9	3.88
			Inferred	0.350	1.42	0.016	137.5	1.55
		Melissa	Measured	0.100	7.04	0.023	487.9	1.57
			Indicated	0.150	6.28	0.030	453.0	2.18
			Inferred	0.050	3.12	0.005	348.4	0.56
		Conception	Measured	0.330	2.18	0.023	192.4	2.04
			Indicated	0.540	1.95	0.034	195.7	3.40
			Inferred	0.200	1.44	0.009	159.0	1.02
Patagonia Gold (Chlumsky Armbrust and Meyer)	Oct-07	Lomada De Leiva	Measured	0.455	2.36	0.034		
			Indicated	1.035	1.96	0.065		
			Inferred	0.457	1.63	0.024		
	Nov-08	Cap-Oeste	Indicated	0.837	4.10	0.110	84.6	2.28
			Inferred	0.913	3.83	0.112	71.2	2.09
Hidefield Gold (Resource Evaluations Pty. Ltd)	Aug-07	Don Nicholas	Indicated	0.690	8.60	0.190		
			Inferred	0.524	6.60	0.111		

Table 15.2 Summary of Mineral Reserves quoted for projects within the Deseado massif

Company (Consultant)	Date	Mine / Prospect	Category	Tonnage Mt	Au g/t	Au Moz	Ag g/t	Ag Moz
AGA (In-House)	Dec-08	Cerro Vanguardia Vein Material	Proven	1.120	6.86	0.250		
			Probable	6.680	6.00	1.290		
		Cerro Vanguardia Heap Leach Material	Proven	8.870	0.70	0.200		
			Probable	5.600	0.56	0.100		
		Cerro Vanguardia Silver By-Product	Proven	9.990			23.51	7.55
			Probable	12.290			71.19	28.12
Coeur d'Alene (In-House)	Dec-07	Martha Mine	Proven	0.050	2.53	0.0041	1816.00	2.92
			Probable	0.089	2.27	0.0065	1870.00	5.37
Hochschild Mining Plc / Minera Andes (AMEC)	Dec-07	Huevos Verdes	Proven	0.307	6.91	0.068	526	5.19
			Probable	0.288	4.26	0.039	301	2.79
		Frea	Proven	0.360	4.84	0.054	344	3.87
			Probable	0.587	9.52	0.180	342	6.45
		Kospi	Probable	0.854	6.52	0.179	536	14.72
Andean Resources (Micon)	Dec-08	Eureka West	Probable	2.530	11.63	0.946	212.2	17.26
	Oct-07	Vein	Probable	4.630	3.53	0.525		
Pan American Silver Manantial - Espejo (M3 Engineering and Technology)	Mar-06	Maria Vein	Proven	1.234	2.97	0.118	126.3	5.01
			Probable	1.855	3.19	0.190	173.2	10.33
		Karina-Union	Proven	1.405	2	0.090	214.3	9.68
			Probable	0.486	1.85	0.029	191.5	2.99
		Melissa	Probable	0.234	6.26	0.047	442	3.33
		Conception	Proven	0.104	2.92	0.010	247.4	0.83
			Probable	0.272	2.85	0.025	299.8	2.62

16 Mineral processing and metallurgical testing

During 2007 and 2008, Exeter undertook extensive metallurgical testing. Samples from a number of vein systems were collected and subjected to comminution; cyanide leach; flash flotation; gravity and kinetic tests. The studies concluded that recoveries of 90% and greater for both gold and silver were achievable from a three stage process of gravity recovery, flash flotation and tailings leach.

The results have been reported in Exeter's NI 43-101 report dated 9th February 2009 (Exeter, 2009a).

17 Mineral Resource and Mineral Reserve Estimates

17.1 Summary

The Escondida, Esperanza and Gabriela deposits are marked by distinct high grade areas which define shoots (domains) within the overall vein structures. These domains are marked by sharp gold and silver grade boundary's which define these geological entities. Two cut-off grade scenarios have been used in defining the geological domain boundary's at Escondida. Snowden considers that a 2 g/t Au geological cut-off provides flexibility in terms of potential future mining method selection which could include open pits as well as underground mining, whilst a 4 g/t geological cut-off is an acceptable level for the definition of higher grade domains potentially suitable for underground mining. The application of the lower geological cut-off results in the definition of an additional geological domain at Loma Escondida. At the silver rich Esperanza and Gabriela prospects a 150g/t Ag geological cut-off is used in domain definition. It is important to stress that the cut-off grades used in the definition of the domains at Cerro Moro are geological in nature and are not economic cut-off grades as no economic assessment has been undertaken.

Snowden has adopted a polygonal-type approach to the resource estimation whereby the mean of all drill and trench intersections within the domain boundary is applied to the whole domain. Domain tonnages are based on the domain volume and rock densities measured by Exeter as part of their routine sampling procedures. Snowden does not recommend a geostatistical / block modelling estimation approach for Cerro Moro at this stage. Geostatistical estimation requires the definition of the nugget effect and geological ranges from variography which the wide data spacing at Cerro Moro does not currently permit. With further infill drilling, ideally supported by open pit trial mining and/or underground development, Snowden expects the data to reach a sufficient density for block model creation and the estimation of Mineral Resources using a geostatistical interpolator.

Inferred Mineral Resources for the Cerro Moro project are summarised in Tables 17-1, 17-2 and 17-3. These have been estimated in accordance with CIM guidelines (CIM 2005) which have been adopted as part of NI 43-101. The effects of increasing the Escondida domain cut-off grade from 2 g/t Au to 4 g/t Au are a reduction in tonnage of 128,000 t, a reduction in gold ounces of 27,000 and a reduction in silver ounces of 1,319,000.

Table 17.1 Escondida Prospect Inferred Mineral Resources based on a 2 g/t Au geological domain boundary

Geological Domain	Tonnage	Au (g/t)	Au (Oz)	Ag (g/t)	Ag (Oz)
Escondida Far West	124,000	23. 6	94,000	1,723.4	6,870,000
Escondida West 1	31,000	24.1	24,000	431.2	430,000
Escondida West 2	71,000	9.9	23,000	627.5	1,432,000
Escondida Central	105,000	38.0	128,000	961.8	3,247,000
Escondida East	84,000	13.3	36,000	154.9	418,000
Loma Escondida	46,000	8.8	13,000	537.3	795,000
Loma Escondida East	20,000	10.29	7,000	602.6	387,000
TOTAL	**481,000**	**21.0**	**324,000**	**878.1**	**13,579,000**

Table 17.2 Esperanza and Gabriela Prospect Inferred Mineral Resources based on a 150 g/t Ag geological domain boundary

Geological Domain	Tonnage	Au (g/t)	Au (Oz)	Ag (g/t)	Ag (Oz)
Esperanza 2	96,000	2.4	7,000	252.1	778,000
Esperanza 3	36,000	5.0	6,000	192.2	222,000
TOTAL	**132,000**	**3.1**	**13,000**	**235.7**	**1,000,000**
Gabriela 1	316,000	1.8	18,000	275.3	2,797,000
Gabriela 2	123,000	3.0	12,000	370.9	1,467,000
Gabriela 3	46,000	2.4	4,000	259.5	384,000
TOTAL	**485,000**	**2.1**	**33,000**	**298.1**	**4,647,000**

Table 17.3 Escondida Prospect Inferred Mineral Resources based on a 4 g/t Au geological domain boundary

Geological Domain	Tonnage	Au (g/t)	Au (Oz)	Ag (g/t)	Ag (Oz)
Escondida Far West	117,000	25.0	94,000	1,827.8	6,875,000
Escondida West 1	20,000	35.1	23,000	588.2	378,000
Escondida West 2	38,000	13.5	16,000	773.2	945,000
Escondida Central	70,000	51.3	116,000	1,296.1	2,917,000
Escondida East	73,000	15.4	36,000	176.3	414,000
Loma Escondida	35,000	10.6	12,000	650.2	732,000
TOTAL	**353,000**	**26.1**	**297,000**	**1,080.3**	**12,260,000**

17.2 Disclosure

Mineral Resources reported in Section 17 were prepared by Mr. C. J Bargmann, Principal Consultant, and Dr. S C Dominy, Executive Consultant, both of whom are full time employees of Snowden. Both are Qualified Persons as defined in NI 43-101 and are independent of Exeter.

In addition Snowden operates an internal review process, and this document was reviewed by Mr G. D. Kneebone, Associate Principal Consultant and Mr M. F. A. Potts, Principal Consultant.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. No economic study has been undertaken to support this Cerro Moro Resource estimate.

17.2.1 Known issues that materially affect Mineral Resources

Snowden is unaware of any significant issues that may materially affect this Mineral Resource in a detrimental sense. These conclusions are based on the following:

The presence of operational mines and advanced exploration projects on similar epithermal vein deposits within the Deseado Massif demonstrates the potential to exploit these deposits.

Although the area is remote, all infrastructure requirements are available within the Santa Cruz province.

Exploration is ongoing and this will include close spaced drilling in order to address short range geological and grade continuity issues. Snowden recommend that this be supported by either open pit trial mining and/or underground development at Escondida. This will not only provide detailed geological information, but also material for bulk sampling / trial processing and metallurgical studies.

Several other issues have been identified in this Technical Report which should be addressed ahead of updating these Mineral Resources

17.3 Assumptions, methods and parameters

The basis of the Mineral Resource estimate for the Cerro Moro project is discussed in this section.

The estimate was prepared in the following steps;

- data validation (sampling, database validation, drillhole locations, QAQC sample analysis)
- geological interpretation and 3D modelling
- gold and silver data analysis for individual domains
- compositing of assay intervals
- determination of top-cuts
- variography analysis
- classification of Mineral Resource estimates with respect to CIM (2005) guidelines
- resource tabulation and reporting.

17.3.1 Drilling database

Exeter supplied a copy of its MS Access database for Cerro Moro during the Snowden site visit. The database contains all available geological, geotechnical, geochemical, QAQC, sampling and assay information as of 31st January 2009. Details on the verification of the drilling database can be found in Section 14.3.2 of this report.

Snowden extracted data from the MS Access database to create collar, survey, lithology, assay, and oxidation spreadsheets in MS Excel for import into Datamine geological modelling software. During the creation of the Datamine import files visual checks were made on the data to check its integrity. Snowden generated new data codes to represent prospect areas (PROSPCODE, 1 = Escondida, 2 = Esperanza, 3 = Gabriela, 4 = Silvia, 5 = Deborah, 6 = Nini, 7 = Moro/regional), type of drilling or trench (DRILLCODE, 1 = RC, 2 = core, 3 = trench), collar survey type (SURVCODE, 1 = surveyor, 2 = GPS, 3 = no survey), drilling phase (PHASE, 1 & 2 = Mincorp, 3 to 6 = Exeter), and oxidation (OXCODE, 1 = oxide, 2 = transition, 3 = fresh). Simplified lithology codes (LCODE) were created to for ease of use in Datamine; these are detailed in Table 17-4. All assay results were included for data import. Snowden created new gold and silver grade columns (AU and AG) to ensure that averaged values were not present in the evaluation dataset and visually anomalous assay results could be queried.

Table 17.4 Simplified lithological codes used for Datamine modelling

Lithological unit	Rock type	LCODE
QV	Quartz vein	1
QVB	Quartz tectonic breccia	2
QVS	Quartz vein stockwork	3
L1	Andesite	4
L3	Felsic intrusives and rhyolites	5
L4		
L5		
P0	Pyroclastics	6
P1		
P2		
P4		
P5		
BX	Breccia's	7
BXH		
F	Fault	8
S1	Tertiary Sediments	9
SAG	Sand and Gravel	10

17.3.2 Geological interpretation and Datamine modelling

Once the MS Excel files had been imported into Datamine, Snowden undertook wireframe modelling incorporating two elements, these being the definition of the main zones of mineralisation associated with the major vein structures and secondly modelling of geological bodies or structures which influence the location of the mineralised zones. As noted in Section 16, mineralised high grade hoots in the

epithermal deposits of the Deseado Massif form as small discrete structures and the same characteristic is observed at Cerro Moro. Using Datamine to filter the gold and silver assay to remove lower grade results revealed the location of distinct clusters of higher grade results. These are principally located at Escondida, Loma Escondida, Esperanza and Gabriela and as a result these areas formed the focus of the geological modelling.

Oxide distribution varies widely within the Cerro Moro drillholes making the interpretation of a base of weathering position unrealistic. Oxidation variations are likely to result from both surface weathering and deeper weathering down fault and fracture zones, whilst some of the thicker quartz vein zones may remain unoxidised on surface.

Escondida

Escondida contains high gold and silver assays and metal accumulation (grade x true width) long sections produced by Exeter show a distinct geological boundary between 5 g/tm Au and 2 g/tm Au which clearly discriminates the boundary between high grade and low grade domains (Figure 17-1). Outcrop of quartz vein material on surface is limited which is in keeping with a fault controlled setting and complex geological history (Figure 17-2).

Snowden initially adopted the following approach for defining wireframes of the high grade shoots (domains) at Escondida using Datamine,

- Nominal geological cut-off grade of 4 g/t Au used in high grade domain definition with a degree of flexibility allowed for low gold - high silver assays,
- Inclusion of the whole quartz vein zone,
- Inclusion of mineralised wallrock material where present,
- Extrapolation distance of 15 m or half the distance between two intersection points if <15 m, and
- Where feasible a minimum horizontal thickness of 1 m was applied

Snowden defined six domains using this methodology. The use of the 4 g/t cut-off in defining the domains is viewed by Snowden as an acceptable level for the definition of Mineral Resources for a potential underground mining operation based on narrow high grade veins.

A second set of wireframes using a 2 g/t Au cut-off were also generated. This lower cut-off provided more flexibility in terms of future mining method selection which could include open pits as well as underground mining. Snowden adopted the same approach as used above in defining seven lower grade domain wireframes. The principal difference was the inclusion of a second mineralised shoot at Loma Escondida as a result of better grade continuity at the lower cut-off grade. The six domains common to both grade scenarios are broadly similar in shape and size indicating the robust nature of these bodies. The Escondida domains using the 2 g/t Au cut-off are illustrated in Figure 17-3.

Tables 17-5 and 17-6 summarise the characteristics of the geological domains defined by using 4 g/t Au and 2 g/t Au cut-off grades at Escondida. An SG of 2.65 was assumed based on the density information supplied by Exeter and summarised in Section 12-3.

Figure 17.1 Exeter long section for Escondida, based on metal accumulations, illustrating the break between high grade intersections (>5 g/tm Au) and low grade intersections (< 2 g/tm Au) to form discrete high and low grade domains (Source Exeter, 2009)


30,000 mE
30,200 mE
30,400 mE
30,600 mE
100 mRL
-100 mRL
Au g/t by True Width
>10
5 - 10
2 - 5
<2
100 meters

Figure 17.2 Scattered quartz rubble on surface, typical of the limited outcrop of vein quartz at Escondida (Source Snowden site visit, 2009)



Figure 17.3 Snowden geological domains at Escondida using a 2 g/t Au cut-off for domain definition. Horizontal scale 1 km between tick marks (red = Far West, orange = West 1, green = West 2, purple = Central, pink = East, yellow = Loma Escondida, dark yellow = Loma Escondida east)


Z
Y
X

Table 17.5 Summary of Escondida domains using a 4 g/t Au geological domain boundary

Geological Domain	Dip Direction	Dip	Volume (m^3)	Tonnage	Average true thickness (m)	Drillhole / trench intersections
Escondida Far West	215	85.0	44,000	117,000	2.40	10
Escondida West 1	185	70.0	7,000	20,000	1.96	5
Escondida West 2	205	70.0	15,000	38,000	1.48	8
Escondida Central	175	82.5	26,000	70,000	2.02	19
Escondida East	195	80.0	28,000	73,000	1.51	14
Loma Escondida	10	75.0	13,000	35,000	1.38	8
TOTAL			**133,000**	**353,000**		**64**

Table 17.6 Summary of Escondida domains using a 2 g/t Au geological domain boundary

Geological Domain	Dip Direction	Dip	Volume (m^3)	Tonnage	Average true thickness (m)	Drillhole / trench intersections
Escondida Far West	215	85.0	48,000	124,000	2.31	11
Escondida West 1	185	70.0	12,000	31,000	1.65	9
Escondida West 2	205	70.0	27,000	71,000	1.52	12
Escondida Central	175	82.5	40,000	105,000	2.12	25
Escondida East	195	80.0	32,000	84,000	1.47	17
Loma Escondida	10	75.0	17,000	46,000	1.41	11
Loma Escondida East	10	75.0	8,000	20,000	1.73	7
TOTAL			**182,000**	**481,000**		**92**

Esperanza and Gabriela

Esperanza and Gabriela are marked by generally robust, relatively thick (1 m to 3 m) north-west trending quartz veins (Figure 17-4). Silver appears to be more evenly distributed than gold within these vein systems and a silver grade boundary exists between high and low grade domains. The gold grade is markedly lower than at Escondida. Snowden adopted a slightly different approach in defining Datamine wireframes at Esperanza and Gabriela in order to define domains encompassing the predominantly silver based mineralisation,

- Nominal geological cut-off grade 150 g/t Ag although taking cognisance of gold in low silver intersections and mineralised wallrocks,
- Inclusion of the whole quartz vein zone, and
- Extrapolation distance of 15 m or half the distance between two intersection points if <15 m.

Snowden defined two domains at Esperanza and three domains at Gabriela using this methodology. Table 17-7 summarises the characteristics of these domains. An SG of 2.58 was assumed for Esperanza and 2.54 assumed for Gabriela based on the density information supplied by Exeter and summarised in Section 12-3. Figures 17-5 and 17-6 illustrate the silver rich domains at Esperanza and Gabriela. The three Gabriela domains are split by an andesitic intrusive body.

Figure 17.4 Outcrop of massive quartz vein at Esperanza, which is typical of the thick, well developed, quartz veins at Esperanza and Gabriela (Source Snowden site visit, 2009)



Table 17.7 **Summary of Esperanza and Gabriela domains using a 150 g/t Ag geological domain boundary**

Geological Domain	Dip Direction	Dip	Volume (m^3)	Tonnage	Average true thickness (m)	Drillhole / trench intersections
Esperanza 2	40	87.0	37,000	96,000	3.83	6
Esperanza 3	230	87.0	14,000	36,000	2.60	9
TOTAL			**51,000**	**132,000**		**15**
Gabriela 1	45	80.0	125,000	316,000	1.87	13
Gabriela 2	45	72.5	48,000	123,000	2.21	7
Gabriela 3	45	72.5	18,000	46,000	2.67	7
TOTAL			**191,000**	**485,000**		**27**

Figure 17.5 **Snowden geological domains at Esperanza using a 150 g/t Ag cut-off for domain definition. Horizontal scale 500 m between tick marks (cyan = Esperanza 2, dark blue = Esperanza 3)**


Z
Y
X

Figure 17.6 Snowden geological domains at Esperanza using a 150 g/t Ag cut-off for domain definition. Horizontal distance 500 m between tick marks. (purple = Gabriela 1, dark pink = Gabriela 2, light pink = Gabriela 3, green = andesite body)


Z
Y
X

Degree of extrapolation in domain definition

The domain definition method adopted by Snowden assumes a measure of extrapolation of the geological domain boundary beyond the constraints of the drilling and trenching data. An extrapolation distance of 15 m, or half the distance between two intersection points if <15 m was assumed. A high proportion of extrapolated area within a geological domain indicates an increased level of uncertainty relating to the domain boundary's, and hence tonnages. Table 17-8 summaries the interpolated area inclosing the drill and trench data and the extrapolated areas for each domain. Domains with a high level of extrapolation will require additional drilling and trenching in order to confirm the geological interpretation.

Geotechnical considerations

Core and RC drillhole recovery information is summarised in Tables 17-9 and 17-10. No recovery data is included in the database for the Mincorp drillholes or the trenches. Average recovery values of >90% are returned in all domains and generally good recovery was noted in the core during the site visit. Although rare, some instances of poor ground conditions were noted. Figure 17-7 shows core photography by Exeter for drillhole MD 218 which shows a zone of poor ground between 148.40 m and 152.00 m in the hanging wall of the vein zone. Although the core recovery is good the geotechnical condition of the core is poor. Figure 17-8 shows the same core during the Snowden site visit and it is apparent that the condition of the core has deteriorated with time and as a result of sampling. This type of core deterioration is likely to be related to clay minerals breaking down on contact with air and moisture and needs to be considered in future mine design scenarios.

Table 17.8 Summary of interpolated and extrapolated areas within the Escondida (2 g/t Au), Esperanza and Gabriela (150 g/t Ag) geological domains

Geological Domain	Interpolated area (%)	Extrapolation area (%)
Escondida Far West	77	23
Escondida West 1	58	42
Escondida West 2	50	50
Escondida Central	60	40
Escondida East	65	35
Loma Escondida	67	33
Loma Escondida East	38	62
Esperanza 2	33	67
Esperanza 3	35	65
Gabriela 1	51	49
Gabriela 2	37	63
Gabriela 3	30	70

Figure 17.7 Photograph of drillhole MD 218 showing progressive deterioration of hanging wall conditions above the vein zone (Source: Exeter core photography)



Figure 17.8 Photograph of drillhole MD 218 during the Snowden site visit showing increased hanging wall decay with time and as a result of sampling (Source: Snowden Site visit, 2009)



17.3.3 Statistical analysis

Initial statistical analysis of the data was carried out using Snowden Supervisor software. For all wireframed domains the individual drillhole and trench intersections were extracted. Summary statistics were calculated and histograms and probability plots were plotted and examined. Subsequently, the raw data was composited into regular intervals and statistical analysis was repeated.

In normal circumstances oxide and sulphide domains would be treated separately; however the raw data for the whole of Cerro Moro shows a complex oxidation distribution, whilst within the individual domain wireframes numerous intersections showed no information on the oxidation state. Where oxidation data was available within the wireframed domains the bulk of these were for the oxide / sulphide transition zone. Consequently, uncertainty exists over the proportion of oxide, transition and fresh (sulphide) material present within the geological domains. The presence of oxide and/or sulphide material within the potential ore may have metallurgical implications. Based on the available data Snowden has assumed that the transition zone will predominate within the mineralised domains. Exeter should review all drillhole and trench logging and capture oxidation information where this is missing in the database.

A summary of the raw sample length information is provided in Table 17-11. These range between 0.1 m and 3.0 m with the latter representing RC sample intervals. Summary statistics for gold and silver based on the raw assay data from the Escondida, Esperanza and Gabriela domains are provided in Tables 17-12 to 17-17.

Table 17.9 Recovery data for drillhole intersections within the Escondida 2 g/t Au geological domains

	Far west	West 1	West 2	Central	East	Loma Escondida	Loma Escondida East
Total samples	84	34	49	129	65	38	24
Samples with recovery data	84	3	46	108	55	25	16
Minimum (%)	22.0	100.0	35.0	58.0	63.0	91.0	85.0
Maximum (%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Mean (%)	91.7	100.0	92.7	97.3	97.1	98.1	95.9

Table 17.10 Summary of percentage recovery data for drillhole intersections within the Esperanza and Gabriela 150 g/t Ag geological domains

	Esperanza 2	Esperanza 3	Gabriela 1	Gabriela 2	Gabriela 3
Total samples	No recovery data	45	87	44	46
Samples with recovery data		35	87	44	27
Minimum (%)		55.6	74.3	79.4	98.0
Maximum (%)		100.0	100.0	100.0	100.0
Mean (%)		94.1	96.3	96.0	99.8

Table 17.11 Summary of sample lengths for drillhole and trench intersections within the Escondida (2 g/t Au), Esperanza (150 g/t Ag) and Gabriela (150 g/t Ag) geological domains

	Escondida	Esperanza	Gabriela
Total samples	423	100	177
Minimum (m)	0.10	0.30	0.28
Maximum (m)	3.00	3.00	1.40
Mean (m)	0.66	0.98	0.61

17.3.4 Downhole compositing

Snowden reviewed the raw sample length distribution using Supervisor, a 0.6 m downhole composite interval was selected for evaluation purposes. This figure approximates to the mean sample length at Escondida and Gabriela (Table 17-11). A small number of 3.0m RC samples were present in the datasets for the three areas and so taking a 0.6 m sample increased the number of individual samples in these cases. Downhole composites were generated in Datamine using the following parameters:

- composite length = 0.6 m
- minimum composite length = 0.2 m
- minimum gap = 0.001 m forcing composites to be split at every gap
- start at beginning of hole (START = 0)
- optimal compositing was used (MODE = 1).

Comparison of the raw assay results with those of the composites are provided in Tables 17-18 to 17-21. An excellent correlation occurs between the respective gold and silver grades. As would be expected, higher average gold and silver grades are returned for the Escondida 4 g/t domain boundary. Base metal results are included for reference purposes only as incomplete sampling for base metals has taken place. The base metal results indicate that arsenic levels are low, whilst potentially significant levels of lead and zinc are present in some domains.

In general the higher silver grades correlate with higher lead and zinc grades and this may indicate an association between the silver and the base metal mineralisation. This may indicate that the presence of distinct silver / base metal and gold only mineralising phases. Mineralogical investigation is recommended to assess this hypothesis.

Based on comparison of gold and silver grades and Ag:Au ratios the Escondida project appears to be similar to the San Jose and Eureka West projects of Hochschild Mining Plc / Minera Andes Inc and Andean Resources Ltd respectively, although it should be noted the grades at Escondida are higher. The Esperanza and Gabriela projects appear to be similar to the Manantial Espejo project of Pan American Silver Corp.

Table 17.12 Statistical summary of raw assay results for gold within the Escondida 2 g/t Au geological domain boundary's

	Far West	West 1	West 2	Central	East	Loma Escondida	Loma Escondida East
Samples	84	34	49	129	65	38	24
Minimum (g/t Au)	0.07	0.16	0.04	0.07	0.02	0.01	0.04
Maximum (g/t Au)	234.00	344.00	243.00	1,005.00	198.50	261.00	144.50
Mean (g/t Au)	28.47	31.31	12.21	41.52	14.28	13.15	18.95
Standard deviation	53.20	59.17	31.77	122.38	29.92	41.23	37.42
CV	1.87	1.89	2.60	2.95	2.10	3.14	1.98
Variance	2,830.46	3,501.13	1,009.08	14,976.26	895.02	1,700.11	1,400.59
Skewness	2.57	3.96	6.14	5.65	4.78	4.76	2.07

Table 17.13 Statistical summary of raw assay results for silver within the Escondida 2 g/t Au geological domain boundary's

	Far West	West 1	West 2	Central	East	Loma Escondida	Loma Escondida East
Samples	84	34	49	129	65	38	24
Minimum (g/t Ag)	0.00	2.10	3.21	1.30	0.80	1.60	1.38
Maximum (g/t Ag)	17,066.50	2,180.00	6,070.00	21,077.00	2,040.00	13,182.50	3,180.00
Mean (g/t Ag)	1,989.80	461.19	630.83	983.14	184.71	721.82	628.47
Standard deviation	3,651.87	588.47	1,195.52	2,777.95	366.18	2,316.77	1,060.17
CV	1.84	1.28	1.90	2.83	1.98	3.21	1.69
Variance	13,336,176	346,291	1,429,262	7,716,988	134,090	5,367,412	1,123,953
Skewness	2.35	1.54	2.75	4.71	3.37	4.49	1.49

Table 17.14 Statistical summary of raw assay results for gold within the Escondida 4 g/t Au geological domain boundary's

	Far West	West 1	West 2	Central	East	Loma Escondida
Samples	77	20	33	102	55	29
Minimum (g/t Au)	0.07	1.43	0.08	0.09	0.20	0.02
Maximum (g/t Au)	234.00	344.00	243.00	1,005.00	198.50	261.00
Mean (g/t Au)	26.82	46.12	16.82	56.15	16.54	16.30
Standard deviation	48.87	68.89	37.34	140.73	32.03	46.81
CV	1.82	1.50	2.22	2.51	1.94	2.87
Variance	2,388.57	4,746.22	1,394.34	19,805.00	1,025.57	2,191.46
Skewness	2.58	3.33	5.21	4.83	4.43	4.15

Table 17.15 Statistical summary of raw assay results for silver within the Escondida 4 g/t Au geological domain boundary's

	Far West	West 1	West 2	Central	East	Loma Escondida
Samples	77	20	33	102	56	29
Minimum (g/t Ag)	0.00	28.40	6.80	1.30	0.80	1.60
Maximum (g/t Ag)	17,066.50	2,180.00	5,450.00	21,077.00	2,040.00	13,182.50
Mean (g/t Ag)	1,907.00	633.89	778.29	1,324.17	211.49	888.93
Standard deviation	3,466.47	657.97	1,219.33	3,190.57	392.13	2,633.65
CV	1.82	1.04	1.57	2.41	1.854	2.96
Variance	12,016,317	432,924	1,486,760	10,179,764	153,768	6,936,085
Skewness	2.42	0.99	2.11	3.99	3.06	3.89

Table 17.16 Statistical summary of raw assay results for gold within the Esperanza and Gabriela 150 g/t Ag geological domain boundary's

	Esperanza 2	Esperanza 3	Gabriela 1	Gabriela 2	Gabriela 3
Samples	36	45	87	44	46
Minimum (g/t Au)	0.02	0.14	0.00	0.11	0.03
Maximum (g/t Au)	22.40	43.50	16.05	27.20	7.35
Mean (g/t Au)	2.98	5.83	1.89	3.25	2.53
Standard deviation	4.25	8.20	2.49	5.21	2.13
CV	1.43	1.41	1.32	1.60	0.84
Variance	18.03	67.16	6.21	27.16	4.53
Skewness	2.84	2.69	3.66	3.87	0.72

Table 17.17 Statistical summary of raw assay results for silver within the Esperanza and Gabriela 150 g/t Ag geological domain boundary's

	Esperanza 2	Esperanza 3	Gabriela 1	Gabriela 2	Gabriela 3
Samples	36	45	87	44	46
Minimum (g/t Ag)	1.35	4.97	0.72	34.90	8.70
Maximum (g/t Ag)	1,540.00	2,480.00	2,080.00	3,460.00	1,090.00
Mean (g/t Ag)	333.35	219.85	284.91	472.34	260.88
Standard deviation	378.13	415.79	347.99	733.73	249.59
CV	1.13	1.891	1.22	1.55	0.96
Variance	142,983	172,879	121,093	538,359	62,295
Skewness	1.66	4.22	2.85	3.31	1.62

Table 17.18 Comparison of Escondida raw and 60 cm composite assay data using 2 g/t Au geological domain boundary's

Geological Domain	No of samples	Au (g/t)	Ag (g/t)	Ag:Au	As (ppm)	Cu (ppm)	Mo (ppm)	Pb (ppm)	Zn (ppm)
Raw Data -423 samples									
Escondida Far West	84	28.47	1,989.80	69.90	61.93	1,429.76	114.64	5,374.11	5,360.72
Escondida West 1	34	31.31	461.19	14.73	28.45	124.02	14.37	604.38	263.77
Escondida West 2	49	12.21	630.83	51.67	41.70	394.61	25.06	2747.63	1,777.80
Escondida Central	129	41.52	983.14	23.68	59.97	704.39	111.17	3238.04	3917.68
Escondida East	65	14.28	184.71	12.94	41.49	317.26	165.39	614.96	761.19
Loma Escondida	38	13.15	721.82	54.90	76.24	371.05	11.77	1,145.14	990.51
Loma Escondida E	24	18.95	628.47	33.16	13.26	33.02	4.00	347.81	57.14
Composite Data - 60 cm composite – 400 samples									
Geological Domain	No of samples	Au (g/t)	Ag (g/t)	Ag:Au	As (ppm)	Cu (ppm)	Mo (ppm)	Pb (ppm)	Zn (ppm)
Escondida Far West	73	25.55	1,843.32	72.14	63.79	1,275.62	112.93	5,620.24	5,228.74
Escondida West 1	36	31.31	461.19	14.73	28.45	124.02	14.37	604.38	263.77
Escondida West 2	51	12.21	630.83	51.67	44.86	410.36	42.21	2843.58	1790.76
Escondida Central	118	41.52	983.14	23.68	60.30	752.99	111.42	3605.75	4515.06
Escondida East	60	14.28	184.71	12.94	43.17	327.29	172.55	633.74	789.04
Loma Escondida	35	13.15	721.82	54.90	79.85	373.09	12.03	1,154.38	999.93
Loma Escondida E	27	18.95	628.47	33.16	13.26	33.02	4.00	347.81	57.14

Table 17.19 Comparison of Escondida raw and 60 cm composite assay data using 4 g/t Au geological domain boundary's

Geological Domain	Raw Data – 316 samples								
	No of samples	Au (g/t)	Ag (g/t)	Ag:Au	As (ppm)	Cu (ppm)	Mo (ppm)	Pb (ppm)	Zn (ppm)
Escondida Far West	77	26.82	1,907.00	71.10	61.93	1,346.10	104.36	5,533.13	5,579.40
Escondida West 1	20	46.12	633.89	13.74	32.49	162.10	19.19	676.65	49.36
Escondida West 2	33	16.82	778.29	46.27	42.13	488.53	32.58	3,632.61	2,095.07
Escondida Central	102	56.15	1,324.17	23.58	64.51	955.66	127.74	4,840.43	5,250.27
Escondida East	55	16.54	211.49	12.79	44.20	368.03	164.75	709.42	873.10
Loma Escondida	29	16.30	888.93	54.55	86.11	447.80	14.03	1,409.91	1,142.52
Geological Domain	**Composite Data - 60 cm composite – 202 samples**								
	No of samples	**Au (g/t)**	**Ag (g/t)**	**Ag:Au**	**As (ppm)**	**Cu (ppm)**	**Mo (ppm)**	**Pb (ppm)**	**Zn (ppm)**
Escondida Far West	68	26.83	1,907.81	71.10	61.93	1,348.51	104.34	5,542.10	5,588.29
Escondida West 1	24	46.12	633.89	13.74	32.49	162.10	19.19	676.65	49.36
Escondida West 2	36	16.82	778.29	46.27	46.68	511.27	57.33	3,771.11	2,113.78
Escondida Central	86	56.15	1,324.17	23.58	65.28	993.91	127.76	4,519.08	5,925.49
Escondida East	51	16.54	211.49	12.79	45.08	376.33	168.89	723.67	888.25
Loma Escondida	27	16.30	888.93	54.55	92.85	450.47	14.37	1,422.01	1,154.85

Table 17.20 Comparison of Esperanza raw and 60 cm composite assay data using 150 g/t Ag geological domain boundary's

Geological Domain	No of samples	Au (g/t)	Ag (g/t)	Ag:Au	As (ppm)	Cu (ppm)	Mo (ppm)	Pb (ppm)	Zn (ppm)
Raw Data – 100 samples									
Esperanza 2	36	2.98	333.33	112.04	3.92	12.51	0.56	107.76	11.14
Esperanza 3	45	5.83	219.85	37.68	19.40	146.64	11.19	981.09	70.10
Composite Data - 60 cm composite – 126 samples									
Geological Domain	No of samples	Au (g/t)	Ag (g/t)	Ag:Au	As (ppm)	Cu (ppm)	Mo (ppm)	Pb (ppm)	Zn (ppm)
Esperanza 2	55	2.98	333.35	112.05	3.92	12.51	0.56	107.76	11.14
Esperanza 3	53	5.83	219.85	37.68	19.40	146.64	11.19	981.09	70.10

Table 17.21 Comparison of Gabriela raw and 60 cm composite assay data using 150 g/t Ag geological domain boundary's

Geological Domain	No of samples	Au (g/t)	Ag (g/t)	Ag:Au	As (ppm)	Cu (ppm)	Mo (ppm)	Pb (ppm)	Zn (ppm)
Raw Data - 177 samples									
Gabriela 1	87	1.89	284.91	150.98	64.96	89.45	31.16	161.07	154.43
Gabriela 2	44	3.25	472.34	145.20	29.14	83.97	9.49	371.44	109.59
Gabriela 3	46	2.53	260.88	103.20	18.53	28.78	3.73	80.14	26.22
Composite Data - 60 cm composite – 160 samples									
Geological Domain	No of samples	Au (g/t)	Ag (g/t)	Ag:Au	As (ppm)	Cu (ppm)	Mo (ppm)	Pb (ppm)	Zn (ppm)
Gabriela 1	74	1.99	297.64	149.57	64.84	93.57	31.02	169.47	157.37
Gabriela 2	46	3.25	472.34	145.20	29.14	83.97	9.49	371.44	109.59
Gabriela 3	40	2.53	260.88	103.20	18.53	28.78	3.73	80.14	26.22

17.3.5 Top-cut methodology

Snowden reviewed the log probability plots for the 60 cm composited assay results in order to define top-cut levels. Initial review of the log probability plots for all gold and silver data within Escondida (2 g/t Au domain), Esperanza and Gabriela showed that four distinct grade populations exist in each project area. Tables 17-22 and 17-23 summarise the grade populations present. Examples of the log probability plots for gold and silver for all domains at Escondida are shown in Figures 17-9 and 17-10.

These grade populations may reflect distinct phases of mineralisation on the project wide scale, with the low grade representing essentially barren material and the three higher grade phases potentially representing individual mineralisation events. From these grade distributions it is apparent that Escondida is significantly higher grade than Esperanza and Gabriela. It is feasible that grade populations 2, 3 and 4 for Esperanza and Gabriela represent subdivisions of Escondida's grade population 2.

Table 17.22 Summary of gold grade populations based on log probability plot analysis of 60 cm composite samples

Project area	Grade population 1 (g/t Au)	Grade population 2 (g/t Au)	Grade population 3 (g/t Au)	Grade population 4 (g/t Au)
Escondida	<0.10	0.10 - 80.00	80.0 – 290.0	>290.0
Esperanza	<0.04	0.04 – 2.00	2.0 – 20.0	>20.0
Gabriela	<0.03	0.03 – 0.60	0.6 – 8.0	>8.0

Table 17.23 Summary of silver grade populations based on log probability plot analysis of 60 cm composite samples

Project area	Grade population 1 (g/t Ag)	Grade population 2 (g/t Ag)	Grade population 3 (g/t Ag)	Grade population 4 (g/t Ag)
Escondida	<20.0	20 – 2,500	2,500 – 10,000	>10,000
Esperanza	<5.0	5.0 – 24.0	24.0 – 375.0	>375.0
Gabriela	<3.5	3.5 – 80.0	80.0 – 750.0	>750.0

Snowden reviewed the individual log probability plots for each domain in order to define specific top-cut levels for each domain. The selected top-cut levels are summarised in Table 17-24. These individual domain top-cut levels are generally consistent with the project scale grade ranges defined in Tables 17-22 and 17-23, with variations reflecting the individual mineralisation history of each domain.

Tables 17-25 and 17-28 summarise the average top-cut grades for each domain.

Figure 17.9 Log probability plot of 60 cm composite gold assays for all Escondida 2 g/t Au geological domains


Log Probability Plot for AU
Domain ***
Points: 400
Weights: 400 (weighted)
Mean:
Std Dev: 56.323
Variance:
CV: 2.163
Skewness: 4.263
Kurtosis: 22.618
Geom Mean:
Log Est Mean:
Maximum: 457.306
75%: 21.800
50%: 4.550
25%: 1.026
Minimum: 0.035
Cumulative Probability (%)
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
0.5
0.2
0.1
0.05
0.02
0.01
0.1
1
10
100
AU (PPM)

Figure 17.10 Log probability plot of 60 cm composite silver assays for all Escondida 2 g/t Au geological domains


Log Probability Plot for AG
Domain ***
Points: 400
Weights: 400 (weighted)
Mean:
Std Dev: 1916.759
Variance:
CV: 2.169
Skewness:
Kurtosis:
Geom Mean:
Log Est Mean:
Maximum:
75%:
50%: 136.273
25%: 24.743
Minimum: 0
Cumulative Probability (%)
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
0.5
0.2
0.1
0.05
0.02
0.01
1
10
100
1000
10000
AG (PPM)

Table 17.24 Summary of top-cut levels and numbers of samples cut for the Escondida (2 g/t Au), Esperanza (150 g/t Ag) and Gabriela (150 g/t Ag) geological domains. (3*) = samples top-cut at 4 g/t Au at Escondida

Geological Domain	No of samples	Au Cut level (g/t)	Ag Cut level (g/t)	Samples cut Au	Samples cut Ag
Escondida Far West	73	125	10,000	2	4
Escondida West 1	36	85	1,500	3	3
Escondida West 2	51	45	2,750	1	4 (3*)
Escondida Central	118	290	9,000	3	2
Escondida East	60	85	675	2	4
Loma Escondida	35	40	3,000	3	4
Loma Escondida East	27	40	3,000	4	0
Esperanza 2	55	6	500	10	9
Esperanza 3	53	15	875	6	3
Gabriela 1	74	7.5	1,000	2	2
Gabriela 2	46	15	1,200	2	4
Gabriela 3	40	5	580	6	4

Table 17.25 Escondida domain grades based on top-cut 60 cm composite samples using 2 g/t Au geological domain boundary's

Geological Domain	No of samples	Au (g/t)	Ag (g/t)	Ag:Au
Escondida Far West	73	23.6	1,719.0	73.0
Escondida West 1	36	24.1	431.2	17.9
Escondida West 2	51	9.9	590.6	59.6
Escondida Central	118	38.0	962.7	25.3
Escondida East	60	13.3	153.7	11.6
Loma Escondida	35	8.8	538.2	61.3
Loma Escondida E	27	10.2	628.5	61.7
TOTAL	**400**	**20.6**	**846.6**	**41.2**

Table 17.26 Escondida domain grades based on top-cut 60 cm composite samples using 4 g/t Au geological domain boundary's

Geological Domain	No of samples	Au (g/t)	Ag (g/t)	Ag:Au
Escondida Far West	68	25.0	1,822.5	72.9
Escondida West 1	24	35.1	588.2	16.8
Escondida West 2	36	13.5	721.7	53.5
Escondida Central	86	51.3	1,296.1	25.3
Escondida East	51	15.4	174.8	11.4
Loma Escondida	27	10.6	648.6	61.3
TOTAL	**292**	**26.1**	**1,072.6**	**41.0**

Table 17.27 Esperanza domain grades based on top-cut 60 cm composite samples using 150 g/t Ag geological domain boundary's

Geological Domain	No of samples	Au (g/t)	Ag (g/t)	Ag:Au
Esperanza 2	55	2.4	252.1	104.4
Esperanza 3	53	5.0	192.2	38.2
TOTAL	**126**	**3.1**	**235.7**	**75.4**

Table 17.28 Gabriela domain grades based on top-cut 60 cm composite samples using 150 g/t Ag geological domain boundary's

Geological Domain	No of samples	Au (g/t)	Ag (g/t)	Ag:Au
Gabriela 1	74	1.8	270.7	152.2
Gabriela 2	46	3.0	370.9	125.6
Gabriela 3	40	2.4	247.0	102.8
TOTAL	**160**	**2.1**	**293.7**	**137.7**

17.3.6 Drillhole and trench intersection grade comparison

Snowden undertook a separate evaluation of the top-cut 60 cm composite assay data for each individual drillhole and trench intersection in line with the approach that would be used in polygonal resource estimation. Average grades for each intersection within the geological domain were calculated along with the true width. Tables 17-29 to 17-32 detail these results. An excellent correlation exists with the averaged results of the whole top-cut 60 cm composite dataset (Table 17-25 to 17-28). Details of the individual intersection results are presented in Appendix B

Table 17.29 Escondida domain grades based on drillhole and trench intersections, top-cut 60 cm composite samples and 2 g/t Au geological domain boundary's

Geological Domain	No of intersections	Au (g/t)	Ag (g/t)	Ag:Au
Escondida Far West	11	23.6	1,723.4	73.2
Escondida West 1	9	24.1	431.2	17.9
Escondida West 2	12	9.9	627.5	63.4
Escondida Central	25	38.0	961.8	25.3
Escondida East	17	13.3	154.9	11.6
Loma Escondida	11	8.8	537.3	61.2
Loma Escondida E	7	10.2	602.6	59.2
TOTAL	**92**	**21.0**	**878.1**	**41.9**

Table 17.30 Escondida domain grades based on drillhole and trench intersections, top-cut 60 cm composite grades and 4 g/t Au geological domain boundary's

Geological Domain	No of intersections	Au (g/t)	Ag (g/t)	Ag:Au
Escondida Far West	10	25.0	1,827.8	73.1
Escondida West 1	5	35.1	588.2	16.8
Escondida West 2	8	13.5	773.2	57.3
Escondida Central	19	51.3	1,296.1	25.3
Escondida East	14	15.4	176.3	11.5
Loma Escondida	8	10.6	650.2	61.5
TOTAL	**64**	**26.1**	**1,080.3**	**41.3**

Table 17.31 Esperanza domain grades based on drillhole and trench intersections, top-cut 60 cm composite grades and 150 g/t Ag geological domain boundary's

Geological Domain	No of intersections	Au (g/t)	Ag (g/t)	Ag:Au
Esperanza 2	6	2.4	252.1	104.6
Esperanza 3	9	5.0	192.2	38.2
TOTAL	**15**	**3.1**	**235.7**	**75.4**

Table 17.32 Gabriela domain grades based on drillhole and trench intersections, top-cut 60 cm composite grades and 150 g/t Ag geological domain boundary's

Geological Domain	No of Intersections	Au (g/t)	Ag (g/t)	Ag:Au
Gabriela 1	13	1.8	275.3	154.7
Gabriela 2	7	3.0	370.9	125.7
Gabriela 3	7	2.4	259.5	108.1
TOTAL	**27**	**2.1**	**297.9**	**139.6**

17.3.7 Mineral Resource estimation methodology

Mineral Resource estimation methodology typically involves the creation of a block model covering the orebody which is composed of a series of small blocks. Grades are assigned to each block based on geostatistical parameters. An understanding of the geological and grade continuity of the deposit being estimated is essential in defining the geostatistical parameters.

At Cerro Moro much of the drilling is on a 40 m to 50 m line spacing, with some infilled to a 20 m line spacing. In addition the size of the domains are relatively small and these factors combine to produce assay datasets consisting of relatively small numbers of samples. In nugget style deposits the combination of small sample size dimensions and small numbers of samples often results in geostatistical variograms which are not interpretable.

Snowden used Supervisor to review the variography of the individual domains at Cerro Moro and found that generally the quality of the variograms was poor. The Escondida central domain contains the greatest drilling density and produced the most reliable variograms (Figures 17-11 and 17-12). The following key point can be drawn from the Escondida Central variograms,

- the lack of short range sampling data (<15 m) means that it is not possible to define the nugget effect,
- A sill level of approximately 1.0 is apparent from the gold variogram, with the silver variogram being noisier, and
- The geostatistical range appears to be between 15 m and 30 m.

These results confirm that Cerro Moro exhibits short range grade continuity. This observation is not unexpected as small scale dislocation and disruption of the darker mineralised quartz veining by the later epithermal event is observed within the Cerro Moro core. If the dislocated high grade vein material forms relatively small dislocated blocks within the overall vein system (e.g. <5.0 m), then poor short range geological and grade continuity results. This poor short range continuity at Escondida is also illustrated by the twin hole data (see Section 14-3-5).

Figure 17.11 Dip plane gold semi-variogram from the Escondida Central domain


Log Dip Plane Continuity for AU
85-->000 in Domain 8
Gamma (4.806)
Pair Counts
Sample Separation (m)
Lag
5
0.0 7.5 15.0 22.5 30.0 37.5 45.0 52.5 60.0 67.5 75.0 82.5 90.0 97.5
0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 1.8 2.0
0.0 7.5 15.0 22.5 30.0 37.5 45.0 52.5 60.0 67.5 75.0

Figure 17.12 Dip plane silver semi-variogram from the Escondida Central domain


Log Dip Plane Continuity for AG
85-->000 in Domain 8
Gamma (4.362)
Pair Counts
Sample Separation (m)
Lag
5
0.0 7.5 15.0 22.5 30.0 37.5 45.0 52.5 60.0 67.5 75.0 82.5 90.0 97.5
0.00 0.25 0.50 0.75 1.00 1.25 1.50 1.75 2.00 2.25 2.50 2.75
0.0 7.5 15.0 22.5 30.0 37.5 45.0 52.5 60.0 67.5 75.0

Snowden recommends that close spaced drilling should be undertaken to assess the short range geological and grade variability. Table 17-33 provides a summary of block modelling and resource estimation criteria for other deposits on the Deseado Massif and highlights the short resource estimation search ranges required for Measured Resources. Drilling on a similar scale (20 m x 20 m and 10 m x 10 m) is recommended at Cerro Moro in order to fully understand the short range geological and grade variability.

Close spaced drilling could be supported by open pit trial mining and/or underground development at Escondida. This will not only provide detailed geological information, but also material for bulk sampling / trial processing and metallurgical studies. An alternative may be to develop strike trenches to expose the whole outcrop of the mineralisation which can be sampled and mapped in detail. This latter approach may be applicable for Gabriela and Esperanza.

Table 17.33 Summary of block modelling criteria for other mining and exploration projects on the Deseado Massif (Source: AGA, 2008, Coeur d'Alene Mine ,2007, AMEC, 2007, Micon, 2008)

Company (Consultant)	Mine / Prospect	Resource Category	Resource estimation search dimensions (m)	Block model dimensions m)	Estimation method
AGA (In-House)	Cerro Vanguardia Vein Material	Measured	12.5 x 12.5 RC	5 x 25 x 5	OK
		Indicated	40 x 40 Core + RC		
		Inferred	80 x 80 Core + RC		
Coeur d'Alene (In-House)	Martha Mine	Measured	Max 18 x 18 x 10	min 1.0 x 1.0 x 2.5, max 2.5 x 2.5 x 2.5	IDW
			Min 7 x 7.5 x 2		
		Indicated	Max 21 x 23 x 15		
			Min 10 x 10.05 x 3		
		Inferred	Max 35 x 35 x 25		
			Min 10 x 15 x 6		
Hochschild Mining Plc / Minera Andes (AMEC)	Huevos Verdes	Measured	17.5 horiz, 25 vert	10 x 10 x 10	OK
		Indicated	35 horiz, 50 vert		
	Frea	Measured	27.5 horiz, 25 vert		
		Indicated	55 horiz, 50 vert		
	Kospi	Indicated	50 horiz, 50 vert		
Andean Resources (Micon)	Eureka West	Indicated	<35 m or <25 m		OK, IDW^2, NN

Based on the current data, the construction of a traditional block model using geostatistical estimation methods (e.g. ordinary kriging) runs a high risk of smearing high grade mineralisation and excessive smoothing, leading to an unrealistic resource estimate. Assuming a 40 m line spacing, blocks of approximately 30 m by 30 m by 1 m are likely to be required to achieve an estimation error at a reasonable level. Whilst this would provide a realistic global estimate of grade at a zero cut-off application of economic cut-offs would result in the shedding of 30 m by 30 m by 1 m (approximately 2400 t) blocks which will not represent a realistic mining scenario, as 2,400 t blocks do not represent logical selective mining units (SMU). The use of smaller, for example 10 m by 10 m by 1 m blocks (approx 266 t), may represent a more realistic SMU size but with drilling based on 40 m line spacing's the estimation error is likely to be unacceptable.

17.3.8 Cerro Moro Mineral Resource reporting

Based on the discussion in Section 17-3-7 Snowden does not recommend a geostatistical / block modelling estimation approach for Cerro Moro at this stage. Geostatistical estimation would require definition of the nugget effect and ranges from variography which the current wide data spacing does not permit. As a result Snowden has adopted a polygonal-type approach whereby the mean grade of all drill and trench intersections within the domain boundary is applied to the whole domain. This approach is equivalent to an Ordinary Kriging interpolation with a high nugget effect. A top-cut was applied to restrict the high grades and reduce possible smearing.

Domain tonnages are based on the domain volume and rock densities that were measured by Exeter as part of its routine sampling procedures. Snowden has taken care to construct sensible 3D geological domains representing an assumed contiguous model of the mineralisation. Snowden considers that that an Inferred Mineral Resource can be estimated based on an the assumed global geological continuity of the high grade domains within the overall vein systems. With further drilling, ideally supported by open pit trial mining and/or underground development, Snowden expects that the data may reach a sufficient level for block model creation and the estimation of Mineral Resources to a higher category.

Two cut-off grade scenarios have been used in defining the geological domain boundary's at Escondida. Snowden considers that a 2 g/t Au geological cut-off provides flexibility in terms of potential future mining method selection which could include open pits as well as underground mining, whilst a 4 g/t geological cut-off is an acceptable level for the definition of higher grade domains potentially suitable for underground mining. The application of the lower geological cut-off results in the definition of an additional geological domain at Loma Escondida. At the silver rich Esperanza and Gabriela prospects, a 150g/t Ag geological cut-off is used in domain definition. Tables 17-34, 17-35 and 17-36 detail the Inferred Mineral Resources for the Cerro Moro project.

The effects of increasing the Escondida domain cut-off grade to 4 g/t Au are a reduction in tonnage of 128,000 t, a reduction in gold ounces of 27,000 and a reduction in silver ounces of 1,319,000.

It is important to stress that the cut-off grades used in the definition of the domains at Cerro Moro are geological in nature and are not economic cut-off grades. Readers are reminded that Mineral Resources that have not been converted to Mineral Reserves do not have demonstrated economic viability.

Table 17.34 Escondida Prospect Inferred Mineral Resources based on a 2 g/t Au geological domain boundary

Geological Domain	Tonnage	Au (g/t)	Au (Oz)	Ag (g/t)	Ag (Oz)
Escondida Far West	124,000	23.6	94,000	1,723.4	6,870,000
Escondida West 1	31,000	24.1	24,000	431.2	430,000
Escondida West 2	71,000	9.9	23,000	627.5	1,432,000
Escondida Central	105,000	38.0	128,000	961.8	3,247,000
Escondida East	84,000	13.3	36,000	154.9	418,000
Loma Escondida	46,000	8.8	13,000	537.3	795,000
Loma Escondida East	20,000	10.2	7,000	602.6	387,000
TOTAL	**481,000**	**21.0**	**324,000**	**878.1**	**13,579,000**

Table 17.35 Esperanza and Gabriela Prospect Inferred Mineral Resources based on a 150 g/t Ag geological domain boundary

Geological Domain	Tonnage	Au (g/t)	Au (Oz)	Ag (g/t)	Ag (Oz)
Esperanza 2	96,000	2.4	7,000	252.1	778,000
Esperanza 3	36,000	5.0	6,000	192.2	222,000
TOTAL	**132,000**	**3.1**	**13,000**	**235.7**	**1,000,000**
Gabriela 1	316,000	1.8	18,000	275.3	2,797,000
Gabriela 2	123,000	3.0	12,000	370.9	1,467,000
Gabriela 3	46,000	2.4	4,000	259.5	384,0008
TOTAL	**485,000**	**2.1**	**33,000**	**298.1**	**4,647,000**

Table 17.36 Escondida Prospect Inferred Mineral Resources based on a 4 g/t Au geological domain boundary

Geological Domain	Tonnage	Au (g/t)	Au (Oz)	Ag (g/t)	Ag (Oz)
Escondida Far West	117,000	25.0	94,000	1,827.8	6,875,000
Escondida West 1	20,000	35.1	23,000	588.2	378,000
Escondida West 2	38,000	13.5	16,000	773.2	945,000
Escondida Central	70,000	51.3	116,000	1,296.1	2,917,000
Escondida East	73,000	15.4	36,000	176.3	414,000
Loma Escondida	35,000	10.6	12,000	650.2	732,000
TOTAL	**353,000**	**26.1**	**297,000**	**1,080.3**	**12,260,000**

17.4 Snowden comments

Exeter should review all drillhole and trench logging and capture oxidation information where this is missing from the database. Exeter has compiled a large geotechnical database and this information will be used in future scoping and feasibility studies.

The correlation between high silver grades and high lead and/or zinc grades may indicate that the presence of distinct silver / base metal and gold only mineralising phases. Mineralogical investigations should be undertaken to assess the gold and silver mineralogical associations. In addition a mineralogical investigation of the gold particle sizing should be undertaken. This would result in a grade particle model from which project specific sampling protocols can be designed.

In the first instance Snowden recommends that close spaced drilling (20 m by 20 m, and 10 m by 10 m) be undertaken to assess the short range geological and grade variability that may be related to the different quartz vein types; especially the "black silica" event. This is essential in order to define internal architecture of the mineralised domains and the effects of post mineral modification. Close spaced drilling could be supported by either open pit trial mining and/or underground development at Escondida. This will not only provide detailed geological information, but also material for bulk sampling / trial processing (based on sample sizes in the 100's t) and metallurgical studies. An alternative may be to develop strike trenches to expose the whole outcrop of the mineralisation which can be sampled and mapped in detail. This latter approach may be applicable for Gabriela and Esperanza. Material derived from open pit trial mining and/or strike trenches is likely to be affected by surface oxidation to some degree and may not be representative of the majority of the mineralisation occurring at depth. Bulk sampling or trial processing studies should take cognisance of the depth and degree of oxidation present.

18 Other Relevant Data and Information

Snowden is not aware of any other relevant information that must be detailed in this Technical Report which would affect the conclusions or interpretations.

19 Interpretation and Conclusions

19.1 General

Exeter has consolidated an extensive land holding within the Deseado Massif, a geological province which hosts numerous gold and silver rich epithermal vein systems. On a regional scale, several of these are being mined or are advanced exploration projects belonging to other mining and exploration companies. The most well known of these is the Cerro Vanguardia mine. Typically, the epithermal gold and silver deposits of the Deseado Massif form small, high grade shoots.

Exploration undertaken by Exeter has confirmed the presence of gold and silver mineralisation in over 25 individual prospects at Cerro Moro. The most advanced prospects in terms of Exeter's exploration activities are Escondida, Loma Escondida, Esperanza and Gabriela. These complex epithermal vein systems contain small, high grade, gold or silver rich shoots. Based on a comparison of gold and silver grades and Ag:Au ratios the Escondida prospect has similar characteristics to the San Jose and Eureka West projects of Hochschild Mining Plc / Minera Andes Inc and Andean Resources Ltd respectively, although it should be noted that the grades at Escondida are higher. The Esperanza and Gabriela prospects appear to be similar to the Manantial Espejo project of Pan American Silver Corp.

Based on the exploration undertaken by Exeter to date Snowden has estimated an initial Inferred Mineral Resource for the Cerro Moro project, based on a polygonal-type approach to the resource estimation. With further infill drilling, ideally supported by open pit trial mining and/or underground development, Snowden expects the data to reach a sufficient density for block model creation and the estimation of Mineral Resources to a higher category.

19.2 Mineral tenure and environmental

Snowden has not reviewed the Cerro Moro concession contracts or the Fomicruz agreement and is not qualified to comment on their validity. However, Snowden has no reason to doubt the validity of these contracts and agreements.

Exeter is maintaining a high standard of environmental responsibility in its exploration activities, which is illustrated by its commitment to drill site and trench rehabilitation. Snowden has not reviewed the Cerro Moro environmental permits or DEI documentation but has no reason to doubt that the environmental permitting requirements are not being met. Snowden endorses Exeter's commitment in undertaking baseline environmental studies and also recommends that the proposed water drilling programme should be undertaken. Ownership of the water rights in the Cerro Moro area should also be confirmed so that future water permitting can be planned.

19.3 Exploration

Exeter has successfully undertaken a substantial exploration programme at Cerro Moro which has identified numerous mineralised vein zones. Exeter has used an initial 80 m line spacing in planning its exploration drilling; this is subsequently reduced to 40 m with infill drilling. At Escondida some infill drilling has been conducted on 20 m line spacing. At Esperanza an initial 50 m line spacing was used. In general between one and four drillholes are positioned along the individual drill lines. Whilst a line spacing at 80 m or 40 m along strike identifies the gross geological continuity, Snowden notes that this spacing is often insufficient to resolve short range geological and grade continuity of epithermal vein systems,

particularly in the high grade domains. Drill line spacing's of 10 m to 25 m maybe required to resolve these continuity issues and achieve the Indicated Resource category.

19.4 Drilling logging and sampling protocols and procedures

Snowden considers that Exeter's logging and sampling protocols and procedures are acceptable and in line with industry standards. Consideration could be given to double bagging of samples so as to provide additional protection to the sample and the sealing of the individual sample bags could be improved with the use of cable ties. Exeter should consider extending core photography to include photography of the high priority samples on completion of sampling. The core should be marked to indicate the sample intervals and sample numbers prior to being photographed. Density results should be reviewed on a regular basis and the cause of any inconsistencies between the results should be investigated.

19.5 Data verification and QAQC

Snowden believes that the QAQC procedures established by Exeter are extensive and well thought out. Whilst Snowden has not visited the assay laboratories used by Exeter, ALS Chemex, Alex Stewart and ACME Analytical are reputable international laboratory groups and Snowden are confident that the their analytical procedures are undertaken to industry norms and standards.

Care should be taken to ensure that above detection default grades (e.g. 100 g/t Au and 1,000 g/t Ag) are updated in the database once the final laboratory assays are received. The Mincorp geological codes also need to be revised into the current geological terminology. Exeter has used an averaging technique where laboratory duplicate samples are present in the database for the calculation of their gold and silver grades. Snowden does not recommend this approach as only the original assay value should be used for grade reporting and evaluation purposes in order to maintain sample support with the rest of the dataset.

19.6 Mineral processing and metallurgical testing

During 2007 and 2008, Exeter undertook extensive metallurgical testing. Samples from a number of vein systems were collected and subjected to comminution; cyanide leach; flash flotation; gravity and kinetic tests. The studies concluded that recoveries of 90% and greater for both gold and silver were achievable from a three stage process of gravity recovery, flash flotation and tailings leach.

19.7 Mineral Resource estimation

Snowden has produced an initial Inferred Mineral Resource for the Cerro Moro project. Snowden has adopted a polygonal-type approach to the resource estimation whereby the mean of all drill and trench intersections within the domain boundary is applied to the whole domain. Domain tonnages are based on the domain volume and rock densities measured by Exeter as part of their routine sampling procedures.

Snowden does not recommend a geostatistical / block modelling estimation approach for Cerro Moro at this stage. Geostatistical estimation requires the definition of the nugget effect and geological ranges from variography which the wide data spacing at Cerro Moro does not currently permit.

19.8 Project risk review

Snowden has produced this Mineral Resource estimate based on wide spaced diamond drilling and trench channel samples. Mineralisation wireframes have been based on geological and grade interpretation using nominal cut-off grades of 2.0 g/t Au and 4.0 g/t Au for the Escondida prospect and 150 g/t Ag for the Esperanza and Gabriela prospects. These cut-offs are not based on any economic analysis. Resource grade has been estimated from top-cut means of all samples within a given wireframe. This approach was applied due to the widespread nature of the sampling data. As a result, Snowden has taken a conservative approach to classification and assigned all resources to the Inferred category. The Inferred category has a generally accepted precision range of ±25 % to 50% on contained metal (Dominy, Noppé and Annals, 2002). Snowden notes that there is a risk that resource grades will not be achieved during mining and that the entire resource may not be economic.

Snowden have identified a number of risks are associated with the resource at Cerro Moro (Table 19-1). It should be noted that Table 19-1 does not provide a quantitative risk assessment, but gives an indication as to where Snowden considers the key project risks lie. A six score classification has been employed where: (1-2) 'low' risk means little or no perceived risk (low uncertainty); (3-4) 'moderate' means that there is a risk that could lead to small material error; and (5-6) 'high' means that this feature could lead to material error (high uncertainty).

Snowden has made a number of recommendations to reduce the resource risk at Cerro Moro and these are detailed in Section 20.

Table 19.1 Cerro Moro gold-silver project risk profile

Factor	Risk	Comment
Drill data (logging, survey, etc)	2	RC samples are standard chips. All diamond core and chips logged. Good geological database from the core. Surveys acceptable.
Density	2(3)	Density measurements are acceptable. Some variability will occur where the proportion of sulphides changes rapidly.
Sample collection	3(4)	Overall diamond core quality is good, though local poor core recovery will have led to poor samples. Standard potential errors relating to splitting RC samples. Sample protocols are generic industry standard protocols for gold and are not based on specific ore characterisation and design.
Sample preparation, assay, QAQC system and security	3(4)	Standard preparation procedures applied for precious metals. If any coarse gold is present; methods not best suited. Standard fire assay for Au and Ag. Good QAQC for Au. No standards or blanks used for Ag. QAQC data analysis shows variability in field duplicates and minor pulp variability. Acceptable security.
Geological interpretation	5(6)	Global vein 'geological' continuity can reasonably assumed between drill holes at 50 m by 50 m spacing. Small-scale variability of geology and grade cannot be resolved.
Grade estimate	5(6)	Wide spaced drilling and application of polygonal model for global estimate only. No provision for mine design. Grade precision between ±25% and ±50%.
Tonnage estimate	5(6)	Wide spaced drilling and application of polygonal model for global estimate only. No provision for mine design. Tonnage precision between ±25% and ±50%.
Resource extension	(2)3	Good scope for defining further resources.
Mining viability	4(5)	A combination of both open cut and underground mining is envisaged – though formal economic studies are yet to be completed. Strong geological control will be required; and small-scale geological controls will ultimately determine mining approach (e.g. degree of selectivity).
Metallurgical extraction viability	3(4)	Studies have shown that recoveries of 90% and greater for both gold and silver were achievable from a three stage process of gravity recovery, flash flotation and tailings leach. Further testing and scale-up studies will be required for detailed process design and link to economic studies.
Environmental, planning, licensing issues	3	All permits appear to be in place. EIA studies are in progress. A full mining permit is still to be acquired. Some political risk related to government attitude.
Overall rating	**(4)5**	**High overall resource risk**

20 Recommendations

20.1 Exploration

Exeter has commenced infill drilling at Cerro Moro and Snowden recommends that this be undertaken on a minimum drillhole spacing of 20 m by 20 m with a portion being drilled on a 10 m by 10 m spacing to investigate short range geological and grade continuity issues. This is essential in order to define internal architecture of the mineralised domains and the effects of post mineral modification. Snowden recommends that the close spaced drilling be supported by either open pit trial mining and/or underground development at Escondida. This will not only provide detailed geological information, but also material for bulk sampling / trial processing and metallurgical studies. An alternative may be to develop strike trenches to expose the whole outcrop of the mineralisation which can be sampled and mapped in detail. This latter approach may be applicable for Gabriela and Esperanza. Material derived from open pit trial mining and/or strike trenches is likely to be affected by surface oxidation to some degree and may not be representative of the majority of the mineralisation occurring at depth. Bulk sampling or trial processing studies should take cognisance of the depth and degree of oxidation present.

An accurate topographic survey urgently needs to be completed over the principal exploration targets to replace the existing NASA sourced DEM model.

Exeter should review all drillhole and trench logging and capture oxidation information where this is missing from the database. Exeter has compiled a large geotechnical database and this information will be used in future scoping and feasibility studies.

Snowden recommends that all mapping, ASTER image interpretations, and geophysical surveys should be reviewed and updated to incorporate new geological information generated from the exploration drilling undertaken by Exeter. Snowden notes that the ASTER imagery and Google Earth images of Cerro Moro show well developed lineaments marked by the topography and drainage systems and that these features appear to have not been incorporated into the geological mapping.

Consideration should be given to building a permanent core and RC sample storage facility in order to protect the core and sample material from the elements. The volume of the remaining bulk RC samples is large and a riffle spilt fraction (½ or ¼) would reduce these to more manageable proportions for permanent storage. Old shipping containers could provide a short term solution to the storage of core and RC samples.

The evolution of the epithermal system at Cerro Moro is complex with multiple phases of quartz veining being present. Vein formation responds to changes in the stress field and as a result veins on different orientations may have formed at different times. The Ag:Au ratio also varies significantly between the veins at Cerro Moro and this may indicate different formation ages or deposition levels within the epithermal system. A correlation is also noted between high silver and high lead and zinc grades which may indicate that the presence of a silver / base metal mineralisation phase. A mineralogical study should be undertaken to assess the gold and silver deportment.

20.2 Sampling

Exeter use third parties for the transportation of the samples from Cerro Moro to Mendoza. This is a potential security risk and chain of custody issue as Exeter does not have control of the samples during transportation. Snowden suggests that the security of the samples during transport may be improved with the use of cable ties with individual security code numbers to seal either the individual sample bags or the larger sample sacks used for sample dispatch. A reference list should be compiled of the individual sample numbers sealed in sacks by each numbered cable tie. The laboratory should confirm the safe arrival of the samples and provide a duplicate list of samples against cable tie numbers. Any discrepancies should be investigated.

20.3 QAQC procedures

Snowden recommends that the following be included in the Cerro Moro QAQC procedures.

No silver CRM standards are currently used by Exeter at Cerro Moro. Snowden recommends that Exeter source a suitable silver CRM for use in their QAQC procedures.

Exeter should routinely submit samples from core drilling to a second laboratory for check assay rather that the current ad hoc arrangement. This should consist of one in 20 of all drill core samples from mineralised zones and one in 40 from un-mineralised material. Ideally the mix of core samples should include a representative range of high, medium and low grade material. The sample material for these second laboratory check assays can be derived from the existing coarse reject material currently stored in Mendoza. In the event that RC drilling is used to evaluate mineralised zones the same procedures should apply.

All assay sample pulps are returned from the assay laboratory to Exeter for archive storage. From this material Exeter should also routinely resubmit pulps to the original assay laboratory as a further check sampling measure. Pulps should be selected for check assay at a rate of one in 40. The pulps should be renumbered and submitted as a separate batch using the same techniques as the original sample.

The laboratory duplicate samples should be viewed as additional QAQC sampling and should be routinely evaluated to provide information on the sample variability.

The lack of details pertaining to QAQC and assay procedures during the Mincorp era is a concern. Snowden recommends that Exeter should conduct a twin hole diamond drilling programme to re-drill 20% of the Mincorp holes, i.e. four core holes and three RC holes. The geological logging and assay results should compared to the original Mincorp data.

20.4 Metallurgy and mineralogy

A mineralogical study to investigate gold particle sizing should be undertaken. This would result in a grade particle model from which project specific sampling protocols can be designed.

Cerro Moro has a complex history of veining and mineralisation which may include separate gold and silver events. Snowden recommend that Exeter undertake a mineralogical investigation to fully understand the timing of the veining and mineralisation events. The use of isotope and fluid inclusion studies should be considered to gain an understanding of formation temperatures and ages.

20.5 Project risk reduction

Snowden has identified the following project risk reduction measures for the Cerro Moro project;

- Sampling review and optimisation study,
- Tightening up of the existing QAQC procedures
- Additional infill drilling to support geological de-risking. This is essential in assessing shot range geological and grade continuity issues. This could be supported by underground development and/or open pit trial mining at Escondida.
- Resource extension drilling
- Completion of baseline environmental studies and a formal EIA.
- Scaling up of the existing mineralogical and metallurgical testwork
- Completion of a scoping study for the Cerro Moro project.

21 References

21.1 Published references

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AngloGold Ashanti, (2008). Country Report Argentina, 2007, 20 pp.

AngloGold Ashanti (2009). Mineral Resource and Ore Reserve Report 2008, 165 pp

BK Exploration Associates, (2007). La Josefina project, Santa Cruz Province, Argentina, December 2007, (Author's Klohn, M., Broili, C. and Silva, D.). NI 43-101 Technical Report for HuntMountain Resources, 61 pp.

Callan, N. J., (2008). Report to accompany 1:10,000 scale geological mapping, Cerro Moro Au-Ag Project, Puerto Deseado District, Santa Cruz Province, Patagonian Argentina. Unpublished report for Exeter Resource Corporation., 30 June 2008, 73 pp.

CIM, (2005). CIM Definition Standards on Mineral Resources and Mineral Reserves. Prepared by the CIM Standing Committee on Reserve Definitions (adopted by CIM Council 11-December 2005).

Coeur d'Alene Mines, (2008). Martha Mine, Santa Cruz, Argentina, January 2008, (Author Snider, P. E.). NI 43-101 Technical Report, prepared by Coeur d'Alene Mines, 93 pp.

Cook, D. and Simmons, S., (2000). Characteristics and genesis of epithermal gold deposits. Reviews in Economic Geology, 13, p 221-244.

Corbett, G. J. and Leach, T. M., (1998). Southwest pacific gold-copper systems: structure alteration and mineralization, Spec. Publ 6, Society of Economic Geologists 238 pp.

Corbett, G. J.,. (2004). Epithermal and porphyry gold - geological models. In Pacrim Congress 2004, Adelaide, The Australasian Institute of Mining and Metallurgy, p 15-23.

Corbett, G., (2007). Comments on the Cerro Moro and La Calandria Projects, Argentine Patagonia. Unpublished report for Exeter Resource Corporation by Corbett Geological Services Pty. Ltd., February 2007, 27 pp.

Corbett, G., (2007). Further comments on the controls to Au-Ag mineralisation at the Cerro Moro Project, Argentine Patagonia. Unpublished report for Exeter resource Corporation by Corbett Geological Services Pty. Ltd., November 2007, 27 pp.

Coughlin, T., (2005). Structural controls on low - sulphidation epithermal gold - silver mineralisation in the Deseado Massif and implications for exploration, Santa Cruz Province, Argentina. Unpublished report for Exeter Resource Corporation., by Holcombe, Coughlin & Associates, November 2005, 22 pp.

Dominy, S. C., Annels, A. E., Camm, G. S., Wheeler, P. D., and Barr, S. P., (1999). Geology in the resource and reserve estimation of narrow vein deposits. Exploration & Mining Geology, 6, 317-333.

Dominy, S. C., Noppé, M. A., and Annels, A. E., (2002). Errors and uncertainty in Mineral Resource and Ore Reserve estimation: the importance of getting it right. Exploration & Mining Geology, 11, 77-98.

Dominy, S. C., Platten, I. M., and Raine, M. D., (2003). Grade and geological continuity in high-nugget effect gold-quartz reefs: implications for resource estimation and reporting. Transactions of the Institution of Mining & Metallurgy, 112, B239-B259.

Dominy, S. C., Stephenson, P. R., and Annels, A. E., (2003). Classification and reporting of Mineral Resources for high-nugget effect gold vein deposits. Exploration & Mining Geology, 10, 215-233.

Dominy, S. C., Xie, Y. and Platten, I. M., (2008). Gold particle characteristics in narrow vein deposits: implications for evaluation and metallurgy, in *Proceedings of the Narrow Vein Mining Conference 2008*, pp 91-104 (The Australasian Institute of Mining and Metallurgy: Melbourne).

Dominy, S. C., Platten, I. M. and Xie, Y., (2008). Bulk sampling of complex gold deposits: material characterisation and programme design and management, in *Proceedings of the Sampling Conference 2008*, pp 41-57 (The Australasian Institute of Mining and Metallurgy: Melbourne).

Echavarria, L. E., Schalamuk, I. B. and Etchaverry, R. O., (2005). Geologic and tectonic setting of Deseado Massif epithermal deposits, Argentina, based on El Dorado-Montserrat. Journal of South American Earth Sciences, 19, p 415-432.

Etchaverry, R.., Echeveste, H., Schalamuk, I. and Ametrano, S., (1997). Manantial Espejo: A Jurassic epithermal gold mineralization, Santa Cruz. In Mineral Deposits, Balkema, Rotterdam. p 177 - 180.

Exeter, (2007). Notification of completion of 10,000 metres drilling on the Cerro Moro property, September 2007. Unpublished report to CVSA by Exeter Resource Corporation, 281 pp.

Exeter, (2008). Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina, April 2008, (Authors Perkins, J., and Williams, M. T.). NI 43-101 Technical Report prepared by Exeter Resource Corporation, 131 pp.

Exeter, (2009a). Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina, February 2008, (Authors Williams, M. T and Perkins, J.). NI 43-101 Technical Report, prepared by Exeter Resource Corporation 212 pp.

Exeter, (2009b). Exeter signs definitive agreement on Cerro Moro extension – drilling to proceed. Exeter Resource Corporation News Release, 3rd March 2009, 3 pp

Feraud, G., Alric, B., Fornari, M., Bertrand, H., and Haller, M. (1999). 40Ar/39Ar dating of the Jurassic volcanic province of Patagonia: migrating magmatism related to Gondwana breakup and subduction. Earth and Planetary Science Letters, 172, 83-96.

Gust, D. A., Biddle, K. T., Phelps, D. W. and Uliana, M. A., (1985). Associated middle to late Jurassic volcanism and extension in southern South America. Tectonophysics 116, p 223-253.

Hayba, D. O., Bethke, P. M., Heald, P. and Foley, N. K., (1985). Geologic, mineralogic, and geochemical characteristics of volcanic hosted epithermal precious metal deposits. In Berger, B. R. and Bethke, P. M., Geology and geochemistry of epithermal systems. Reviews in Economic Geology, 2, p 129-162.

Heald, P., Foley, N. K. and Hayba, D. O. (1987). Comparative anatomy of volcanic-hosted epithermal deposits: acid sulphate and adularia-sericite types. Economic Geology, 82, p 1-26.

Hedenquist, J. W., Arribas, A. Jr. and Gonzalez-Urien, E., (2000). Exploration for epithermal gold deposits. Reviews in Economic Geology, 13, p 245-277.

Homovc, J. F. and Constantini, L., (2001). Hydrocarbon exploration potential within intraplate shear-related depocentres: Deseado and San Julián basins, southern Argentina. AAPG Bulletin, 85, p 1795-1816.

John, D. A., (2001). Miocene and early Pliocene gold-silver deposits in the northern Great Basin, western United States: Characteristics, distribution and relation to magmatism. Economic Geology, 96, p 1827-1853.

Jovic, S. M., Guido, D. M., Schalamuk, I. B., Rios, F. J., Fuzikawa, K and Alves, J. V., (2007). NIR/SWIR microscopy and microthermometry of fluid inclusions from Fe-rich sphalerites, Cerro Leon (Zn-Pb-Ag-In-Au) polymetallic vein deposit, Deseado Massif, Patagonia, Argentina. Digging Deeper, Proceedings of the 9th SGA Meeting, Dublin, (Eds. Andrew, C. J. et al.), p 757-760.

Lindgren, W., (1933). Mineral deposits, 4th edition. McGraw Hill Book Company, New York, 930 pp.

Lopez, R., Tassinari, C., Guido, D., Schalamuk, I. and Babinski, M., (2006). Metals and fluid source using Pb isotopes in the Eureka-La Mariana Jurassic Epithermal deposit, north-western Deseado Massif, Argentinean Patagonia. V South American Symposium on Isotope Geology, Punta del Este, Uruguay, p 508-512. Downloaded from - http://www.vssagi.com/igcp478/AbstractsVSSAGI/608.pdf

M3 Engineering and Technology Corp., (2006). Manantial - Espejo Project, Canadian Standard NI 43-101, Santa Cruz Province, Argentina, (Author Steinmann, M.). NI 43-101 Technical Report for Minera Triton Argentina SA, 93 pp plus appendices.

Mason, R.., (2008). Structural controls on mineralisation at Cerro Moro, Santa Cruz Province, Argentina. Unpublished report for Exeter Resource Corporation, pp 41.

Micon International Ltd., (2008). Technical report on the pre-feasibility study, Cerro Negro Property, Santa Cruz Province, Argentina, (Author's Cooper, D., Lattanzi, C., Laudrum, D., Messenger, P., Prenn, N., Pressacco, R.. and Rougier, M.). NI 43-101 Technical Report for Andean Resources Ltd. 216 pp.

Moriera, P., Fernandez, R. R. and Schalamuk, I. A., (2007). Epithermal vein system of the Josefina prospect, Deseado Massif, Patagonia Argentina. Digging Deeper, Proceedings of the 9th SGA Meeting, Dublin, (Eds. Andrew, C. J. et al.) p 711-714.

Pankhurst, R. J., Leat, P. T., Sruoga, P., Rapela, C. W., Márquez, M., Storey, B. C. and Riley, T. R., (1998). The Chon Aike province of Patagonia and related rocks in West Antarctica: A silicic large igneous province. Journal of Volcanology and Geothermal Research, 81, p 113-136.

Panteleyev, A., (1988). A Canadian Cordilleran model for epithermal gold-silver deposits. In Roberts, R. G, and Sheahan P. A., (Eds.), Ore Deposit Models, Geoscience Canada Reprint Series 3, Geological Association of Canada, 194 pp.

Platten, I. M. and Dominy, S. C., (2009). Role of mapping in understanding complex gold veins: case study from the Dolgellau gold-belt, north Wales, United Kingdom, in *Proceedings of the World Gold Conference 2009*, in press (The Southern African Institute of Mining and Metallurgy: Johannesburg).

Riley, T. R., Leat, P. T., Pankhurst, R. J. and Harris, C., (2001). Origins of large volume rhyolitic volcanism in the Antarctic Peninsula and Patagonia by crustal melting. Journal of Petrology, 42, p 1043-1065.

Schalamuk, I. B., Zubia, M., Genini, A. and Fernandez, R. R., (1997). Jurassic epithermal Au-Ag deposits of Patagonia, Argentina. Ore Geology Reviews, 12, p 173-186.

Sillitoe, R. H., (2008). Major gold deposits and belts of north and south America cordillera: Distribution, Tectonomagmatic Settings, and Metallogenic Considerations. Economic Geology, 103, p 633-687.

Sillitoe, R. H. (2009). Geology and potential of the Sierra Blanca and Tongoril precious metal prospects, Santa Cruz, Argentina. Report prepared for Mariana Resources Argentina SA, 13 pp. Downloaded from - http://www.marianaresources.com

Simmons, S. F., White, N. C. and John, D. A., (2005). Geological characteristics of epithermal precious and base metal deposits. Economic Geology 100th Anniversary Volume, p 485-522.

Taylor, B. E., (2007). Epithermal gold deposits. In Goodfellow, W. D., (ed.), Mineral Deposits of Canada: A synthesis of major deposit types, district metallogeny, the evolution of geological processes, and exploration methods. Geological Association of Canada, Mineral Deposits Division, Special Publication 5, p 113-139. Downloaded from - http://gsc.nrcan.gc.ca/mindep/synth_dep/gold/epithermal/pdf/epithermal_gold_synthesis.pdf

Tekhne Research Ltd., (2007). Exploration phases 2 & 3 - Diamond drilling and sampling on the Pinguino property, Santa Cruz Province, Argentina, (Author Lyons, E. M.). NI 43-101 Technical Report for Argentex Mining Corp., 40 pp.

Uliana, M. A., Biddle, K. T. and Cerdan, J. 1989. Mesozoic extension and the formation of Argentine sedimentary basins. In: Tankard, A. J. and Balkwill, H. R. (Eds.), Extensional tectonics and stratigraphy of the north Atlantic margins. AAPG Memoir 46, 599-614.

United States Geological Survey, (2008). The Mineral Industry of Argentina, 2006 Minerals Yearbook, August 2008 (Author Torres, I. E.). Downloaded from - http://minerals.usgs.gov/minerals/pubs/country/2006/myb3-2006-ar.pdf

Wallier, S., Tosdal, R. M. and Escalante, E. O., (2007). The geology of the Manantial Espejo district and its vein-hosted epithermal Ag (-Au) deposit, Deseado Massif, Argentina. Digging Deeper, Proceedings of the 9th SGA Meeting, Dublin. (Eds. Andrew, C. J. et al.) p 707-710.

Williams, D. K., (2006): Preliminary Report on the Volcanic Stratigraphy and Proposed Ore Control and exploration Models for the Carla Prospect, Cerro Moro Property, Santa Cruz Province, Argentina., Unpublished report for Exeter Resource Corporation, October 2006.

21.2 Internet references and company websites

Andean Resources Ltd

http://www.andean.com.au

AngloGold Ashanti

http://www.anglogold.co.za

Argentex Mining Corp

http://www.argentexmining.com

ASAP Consultores, 2006. Mining Investment, 4 page document describing Argentine mining regulations. Text obtained from – http://www.asapconsultores.com.ar

Beretta, O., and Garcia, L., 2007. Argentina: Mining Prospecting and Exploration legal framework – guidelines for foreign investors. Text obtained from – http://www.mondaq.com/article.asp?articleid=45028

CIA World Factbook (2009)

https://www.cia.gov/library/publications/the-world-factbook/geos/ar.html#trans

Coeur d'Alene Mines Corp

http://www.coeur.com

Exeter Resource Corporation

http://www.exeterresource.com

Hidefield Gold Plc

http://hidefieldgold.com

Hochschild Mining Plc

http://hochschildmining.com

Instituto Geográfico Militar (2009)

http://igm.gov.ar, Santa Cruz Provincial map obtained from http://www.argentina.gov.ar/argentina/portal/documents/santacruz.pdf

Mariana Resources Ltd

http://www.marianaresources.com

Minera Andes Inc

http://www.minandes.com

Mining Weekly (2009). Cerro Vanguardia still hoping for resolution on Argentine export tax. Text obtained from – http://www.miningweekly.com/article/cerro-vanguardia-still-hoping-for-resolution-on-argentine-tax-2009-06-08.

Pan American Silver Corp

http://www.panamericansilver.com

Patagonia Gold Plc

http://www.patagoniagold.com

Perry – Casteñeda Library Map Collection (2009)

http://www.lib.utexas.edu/maps/americas/argentina_rel96.jpg

Shuttle Radar Topography Mission (2009)

http://www2.jpl.nasa.gov/srtm

Wikipedia, (2009)

http://en.wikipedia.org/wiki/Argentina

22 Date and Signatures

Exeter Resource Corporation – Cerro Moro Project, Geological Review and Mineral Resource Estimate, NI 43-101 Technical Report

August 2009

Christopher John Bargmann 19th August 2009

Simon Charles Dominy 19th August 2009

Ian Malcolm Platten 19th August 2009

23 Certificates

CERTIFICATE of QUALIFIED PERSON

(a) I, Mr Christopher John Bargmann FGS (CGeol), MAusIMM, Pr.Sci.Nat. of Snowden Mining Industry Consultants Ltd, Abbey House, Wellington Way, Weybridge, Surrey, United Kingdom, do hereby certify that:

(b) I am the co-author of the technical report titled Cerro Moro Project: Geological Review and Mineral Resource Estimate, NI 43-101 Technical Report (the 'Technical Report') prepared for Exeter Resource Corporation.

(c) I graduated with the degree of Bachelor of Science (BSc Honours) in Geology from Leicester University, United Kingdom in 1983. In addition, I have obtained a Master of Science (MSc) degree in Mineral Resources from Cardiff University, University of Wales, Cardiff, United Kingdom in 2000.

I am a Chartered Geologist and Fellow of the Geological Society of London, and also a Member of the Australasian Institute of Mining and Metallurgy.

I have worked as a geologist for a total of 24 years since my graduation from university. I have experience of working with shear zone and structurally hosted gold deposits, Witwatersrand gold/uranium deposits and porphyry copper/gold deposits.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("the Instrument") and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of the Instrument. I have been involved in Exploration, Mining and Resource Evaluation consulting practices and mining companies for 22 years.

(d) I have made a current visit to the Cerro Moro Project between 28th January to 8th February 2009.

(e) I am responsible for the preparation of the sections of the Technical Report as defined in Table 2.1.

(f)I am independent of the issuer as defined in section 1.4 of the Instrument.

(g)) I have not had prior involvement with the property that is the subject of the Technical Report.

(h)I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form

(i)As of the date of this certificate, to the best of my knowledge, information and belief, the Technical report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Weybridge, United Kingdom this 19th day of August 2009

Christopher John Bargmann FGS (CGeol) MAusIMM, Pr.Sci.Nat

CERTIFICATE of QUALIFIED PERSON

(a) I, Dr Simon Charles Dominy FGS (CGeol), FAusIMM (CP) MIMM (CEng) of Snowden Mining Industry Consultants Ltd, Abbey House, Wellington Way, Weybridge, Surrey, United Kingdom, do hereby certify that:

(b) I am the co-author of the technical report titled Cerro Moro Project: Geological Review and Mineral Resource Estimate, NI 43-101 Technical Report (the 'Technical Report') prepared for Exeter Resource Corporation.

(c) I graduated with a degree in Bachelor of Science (BSc Honours) in Geology from London City University, London, United Kingdom in 1987. In addition, I have obtained a Master of Science (MSc) degree in Mining Engineering from Camborne School of Mines, Cornwall, United Kingdom in 1989, and a Doctor of Philosophy (PhD) from Kingston University, London, United Kingdom in 1993.

I am a Chartered Geologist and Fellow of the Geological Society of London, and also a Fellow of the Australasian Institute of Mining and Metallurgy and a Chartered Professional (Geology).

I have worked as a geologist for a total of 21 years since my graduation from university. I have experience of working in resource geology (structural controls, etc), resource/reserve estimation (incl. geostatistics), grade control and reconciliation, mine planning and design, and mine management. My experience covers precious metal systems (e.g. Au, Ag, Cu-Au) and base metals (e.g. Sn-Cu, Sn-W, Cu-Au and Pb-Zn).

I have read the definition of "qualified person" set out in National Instrument 43-101 ("the Instrument") and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of the Instrument. I have been involved in Mining and Resource Evaluation consulting practices, academic research and mining companies for 21 years, including resource estimation for at least 5 years

(d) I have not made a current visit to the Cerro Moro project.

(e) I am responsible for the preparation of the sections of the Technical Report as defined in Table 2.1.

(f)I am independent of the issuer as defined in section 1.4 of the Instrument.

(g)I have I have not had prior involvement with the property that is the subject of the Technical Report.

(h)I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form

(i) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Weybridge, United Kingdom this 19th day of August 2009

Simon Charles Dominy FGS (CGeol) FAusIMM (CP) MIMM (CEng)

CERTIFICATE of QUALIFIED PERSON

(a) I, Dr Ian Malcolm Platten FGS (CGeol), of Snowden Mining Industry Consultants Ltd, Abbey House, Wellington Way, Weybridge, Surrey, United Kingdom, do hereby certify that:

(b) I am the co-author of the technical report titled Cerro Moro Project: Geological Review and Mineral Resource Estimate, NI 43-101 Technical Report (the 'Technical Report') prepared for Exeter Resource Corporation.

(c) I graduated with a degree in Bachelor of Science (BSc Honours) in Geology from University of London, United Kingdom, in 1961. In addition I have obtained a Doctor of Philosophy (PhD) from University of London, United Kingdom in 1966.

I am a Chartered Geologist and Fellow of the Geological Society of London,.

I have worked as a geologist for a total of 48 years since my graduation from university. I have experience in regional and detailed mapping of igneous complexes and in the structural and textural investigation of narrow vein systems.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("the Instrument") and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of the Instrument. I have been involved in the practice of geology for 48 years, including resource estimation for at least 12 years.

(d) I have not made a current visit to the Cerro Moro project.

(e) I am responsible for the preparation of the sections of the Technical Report as defined in Table 2.1.

(f)I am independent of the issuer as defined in section 1.4 of the Instrument.

(g)I have I have not had prior involvement with the property that is the subject of the Technical Report.

(h)I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form

(i) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Weybridge, United Kingdom this 19th day of August 2009

Ian Malcolm Platten FGS (CGeol)

A OMAC assay certificates for Snowden verification sampling.

CERTIFICATE OF ANALYSIS

CLIENT:	Snowden
ADDRESS:	Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, United Kingdom
INVOICE:	Same
P.O. NO.:	None
ATTN:	Chris Bergmann
CLIENT REF.:	L 0154-1
LAB. BATCH NO.	09C050
NO. SAMPLES:	35
SAMPLE TYPE:	Core, RC, Coarse Reject, Pulp

SAMPLES RECEIVED:	16/03/09
ANALYSIS INSTRUCTIONS RECEIVED:	16/03/09
DATE OF REPORT:	16/04/09
STATUS OF REPORT:	FINAL
ANALYSIS COMPLETE:	16/04/09
PREPARATION CODE:	P1, P4, P5
ANALYSIS CODE:	Au4 Au8 BM2

Notes/Comments:

Approved Signatories
[ ] Timothy Elliott, Managing Director
[ ] Andrey Tairov, Technical Manager
[ ] Svetlana Tairov, Senior Spectroscopi
[ ] Pat Gilchreest, Senior Chemist

LAB NO.	SAMPLE NO.	Duplicate Au4 30gm Fire Assay Auppm	Auppm	Au9 Total weight, g	+ FRACTION weight, g	+ FRACTION ug Au	+ FRACTION ppm Au	- FRACTION weight, g	- FRACTION ug Au	- FRACTION ppm Au	Weighted Average ppm Au	BM2 Agppm
1	ARG87649	4.65	4.67									410
2	ARG87650	1.00	0.85									
3	ARG87651	0.60	0.84									
4	ARG87652	0.95	0.91									
5	ARG87653	17.72	16.08	841.0	1.14	1216.0	1066.67	839.86	13199.0	15.66	17.10	3270
6	ARG87654	49.12	48.00	786.0	0.71	546.0	769.01	785.29	39201.7	49.92	50.57	2645
7	ARG87655	21.44	21.92	766.0	0.57	130.0	228.07	765.43	16165.9	21.12	21.27	2567
8	ARG87656	19.52	19.84	777.0	0.46	152.0	330.43	776.54	16276.3	20.96	21.14	2520
9	ARG87657	0.47	0.72	885.0	1.53	21.0	13.73	883.47	574.3	0.65	0.67	
10	ARG87658	129.92	113.28	689.0	0.28	18304.0	65371.43	688.72	74492.0	108.16	134.68	
11	ARG94297	34.24	34.40	720.0	5.88	792.0	134.69	714.12	23994.4	33.6	34.43	1317
Rep11												1361
12	ARG94298	26.72	27.52	858.0	2.71	1400.0	516.61	855.29	26000.8	30.4	31.04	697
13	ARG94299	2.00	3.45	803.0	1.39	316.0	227.34	801.61	1651.3	2.06	2.45	
14	ARG94301	1.88	2.06									
15	ARG94302	1.23	1.07									
16	ARG94303	1.01	1.16									
17	ARG94304	0.48	0.41									
18	ARG087659	0.65	0.66									
19	ARG087660	0.83	0.99									
20	ARG087661	1.15	1.86									
21	ARG087662	0.55	0.73									
22	ARG087663	1.32	1.34									313
23	ARG087664	0.87	1.31									
24	ARG087665	3.65	3.67									
25	ARG087666	3.40	3.25									235
26	ARG087667	3.61	3.02									
27	ARG087668	1.96	2.00									
28	ARG087669	32.48	24.00	527.0	1.61	6816.0	4233.54	525.39	8070.0	15.36	28.25	
29	ARG087670	109.44	118.48	464.0	0.14	646.0	4628.57	463.86	50468.0	108.8	110.16	7920
Rep29												7899
30	ARG087671	751.87	719.36	167.0	0.26	14464.0	55630.77	166.74	93908.0	563.2	648.93	11158
Rep30												11548
31	ARG087672	11.00	10.78									
32	ARG087673	0.51	1.06									
33	SNOW01	1.80										
34	SNOW02	1.99										
35	SNOW03	0.60										
Standards												
Standard G306-5		33.12										
Standard G904-1		13.24										
Blank		-0.01										
Blank		-0.01										
Standard GBM303-1												1400
In-house Standard ASA Pb												5072
Blank												-1
Recommended Value Standard G306-5		33.52										
Recommended Value Standard G904-1		12.68										
Recommended Value Standard GBM303-1												1419
Assigned Value In-house Standard ASA Pb												5079

CERTIFICATE OF ANALYSIS

CLIENT:	Snowden
ADDRESS:	Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, United Kingdom
INVOICE:	Same
P.O. NO.:	None
ATTN:	Chris Bargmann
CLIENT REF.:	L 0154-1
LAB. BATCH NO.:	09C050
NO. SAMPLES:	4
SAMPLE TYPE:	Core, RC, Coarse Reject, Pulp

SAMPLES RECEIVED:	16/03/09
ANALYSIS INSTRUCTIONS RECEIVED:	16/03/09
DATE OF REPORT:	15/04/09
STATUS OF REPORT:	FINAL
ANALYSIS COMPLETE:	15/04/09
PREPARATION CODE:	P1, P4, P5
ANALYSIS CODE:	ICPORE

Notes/Comments:

Approved Signatories

[ ] Timothy Elliott, Managing Director
[ ] Andrey Tairov, Technical Manager
[ ] Svetlana Tairova, Senior Spectroscopis
[ ] Pat Gilchreest, Senior Chemist

LAB NO.	SAMPLE NO.	Ag	As	Bi	Ca	Cd	Co	Cu	Fe	Hg	Mg	Mn	Mo	Ni	P	Pb	S	Sb	Tl	Zn
		ppm	%	%	%	%	%	%	%	ppm	%	%	%	%	%	%	%	%	%	%
6	ARG87654	375	<.005	<.005	0.17	0.005	<.001	0.371	4.09	<15	0.02	0.024	0.009	<.001	0.22	1.96	<.05	<.005	<.005	0.32
10	ARG87658	183	0.006	<.005	0.05	0.021	<.001	0.027	3.42	<15	0.02	0.022	0.005	<.001	0.02	2.61	2.24	<.005	<.005	4.49
29	ARG067670	575	0.015	<.005	5.64	0.042	<.001	1.022	17.91	<15	0.02	0.204	0.003	<.001	<.01	7.25	5.73	0.010	<.005	12.34
Rep29		484	0.016	<.005	5.64	0.042	<.001	1.028	17.02	<15	0.02	0.203	0.003	<.001	<.01	7.38	28.48	0.011	<.005	12.28
30	ARG067671	662	0.007	<.005	0.09	0.031	<.001	1.269	5.54	<15	0.01	0.025	0.140	0.001	<.01	7.47	28.23	0.012	<.005	7.88
Standards																				
Standard GBM399-5		24	0.029	<.005	0.79	<.001	0.005	2.934	3.82	<15	0.85	0.026	0.035	2.404	0.01	2.20	2.38	<.005	<.005	0.95
Standard GBM398-1		5	<.005	<.005	0.22	<.001	0.003	1.520	3.04	<15	0.10	2.285	<.001	0.984	0.01	2.92	2.99	<.005	<.005	2.19
Standard GBM306-11		244	0.051	0.015	0.13	0.009	0.053	12.276	26.34	<15	0.19	0.068	<.001	0.003	<.01	12.01	32.77	0.098	<.005	3.94
In-house Standard LSN-10		<5	0.092	<.005	11.22	0.007	0.015	0.011	9.24	<15	5.77	0.049	0.001	0.038	0.03	1.63	0.86	<.005	0.007	10.14
Blank		<5	<.005	<.005	<.01	<.001	<.001	<.005	<.01	<15	<.01	<.005	<.001	<.001	<.01	<.01	<.05	<.005	<.005	<.01
Recommended Value Standard CCU-1c		129			0.11	0.014		25.820	29.34	32		0.012				0.34	33.30			3.99
Assigned Value In-house Standard LSN-10					10.41						5.62					1.56				10.48
Recommended Value Standard GBM398-1		5						1.475						0.952		2.07				2.04
Recommended Value Standard GBM399-5		24	0.032					2.942						2.441		2.12				0.95
Recommended Value Standard GBM306-11								12.419								12.59				3.93

CERTIFICATE OF ANALYSIS

CLIENT:	Snowden
ADDRESS:	Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, United Kingdom
INVOICE:	Same
P.O. NO.:	None
ATTN:	Chris Bargmann
CLIENT REF.:	L 0154-1
LAB. BATCH NO.:	09C050
NO. SAMPLES:	35
SAMPLE TYPE:	Core, RC, Coarse Reject, Pulp

SAMPLES RECEIVED:	18/03/09
ANALYSIS INSTRUCTIONS RECEIVED:	18/03/09
DATE OF REPORT:	15/04/09
STATUS OF REPORT:	FINAL
ANALYSIS COMPLETE:	15/04/09
PREPARATION CODE:	P1, P4, P5
ANALYSIS CODE:	MAES

Notes/Comments:
Zn*: Values significantly exceeding upper calibration limit are being reported for informational purposes only

Approved Signatories
[ ] Timothy Elliott, Managing Director
[ ] Andrey Tairov, Technical Manager
[ ] Svetlana Tairova, Senior Spectroscopist
[ ] Pat Gilchreest, Senior Chemist

LAB NO.	SAMPLE NO.	Ag	Al	As	Ba	Be	Bi	Ca	Cd	Ce	Co	Cr	Cu	Fe	Ga	Ge	Hg	K	La	Li	Mg	Mn
		ppm	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	%	ppm	ppm	%	ppm
1	ARG87649	>200	1.55	31	122	1	<5	0.08	9	9	7	880	195	3.38	11	<2	<1	0.34	4	76	0.07	398
2	ARG87650	24.0	2.02	109	150	2	<5	0.95	<1	14	3	909	33	1.92	11	<2	<1	1.11	7	63	0.10	121
3	ARG87651	142.6	2.87	13	64	2	<5	0.04	<1	<2	3	580	191	1.07	11	<2	<1	0.92	<2	88	0.10	425
4	ARG87652	32.2	1.92	19	213	2	<5	0.15	<1	9	3	783	102	1.90	10	<2	<1	1.05	4	62	0.07	506
5	ARG87653	>200	4.43	13	395	2	<5	0.04	5	37	4	481	1032	2.90	17	<2	<1	2.26	20	28	0.21	184
6	ARG87654	>200	1.72	39	139	2	<5	0.07	43	<2	4	605	3813	3.99	8	<2	<1	0.64	2	50	0.05	428
7	ARG87655	>200	1.01	58	118	1	<5	0.05	9	4	3	483	712	1.47	<5	<2	<1	0.70	3	60	0.01	108
8	ARG87656	>200	0.38	10	81	<1	<5	0.02	2	4	2	705	403	1.18	<5	<2	<1	0.07	3	64	<.01	88
9	ARG87657	17.1	4.91	45	739	1	<5	0.08	<1	62	3	961	12	1.50	13	<2	<1	4.30	31	20	0.15	148
10	ARG87658	185.4	1.78	57	139	<1	<5	0.05	188	14	8	1084	237	3.24	8	<2	<1	1.13	7	65	0.07	223
Rep10		187.5	1.71	57	138	<1	<5	0.04	186	12	7	713	230	3.22	8	<2	<1	1.12	7	65	0.07	223
11	ARG94297	>200	4.94	34	292	2	<5	0.10	<1	22	<1	299	111	2.80	19	<2	<1	1.18	13	41	0.20	381
12	ARG94298	>200	2.28	24	97	3	<5	0.12	<1	14	5	677	118	2.19	12	<2	<1	0.94	7	58	0.18	498
13	ARG94299	112.5	5.47	58	843	1	<5	0.21	<1	53	8	734	142	2.57	12	2	<1	5.15	28	18	0.10	153
14	ARG94301	90.1	3.00	38	222	2	<5	0.05	<1	18	4	367	150	2.02	12	<2	<1	1.68	10	88	0.15	221
15	ARG94302	88.0	4.59	64	251	2	<5	0.08	<1	42	5	253	140	2.80	14	<2	<1	2.70	22	49	0.14	212
16	ARG94303	79.6	4.85	49	513	2	<5	0.03	<1	42	<1	335	37	2.27	17	<2	<1	3.29	23	38	0.17	207
17	ARG94304	30.6	5.16	34	565	2	<5	0.17	<1	60	4	470	34	1.75	12	<2	<1	4.99	29	27	0.13	282
18	ARG067659	145.8	7.21	48	881	2	<5	0.83	4	67	11	417	130	3.90	22	<2	<1	4.32	38	42	1.07	2941
19	ARG067660	1.9	7.75	11	823	2	<5	0.34	<1	67	9	364	40	2.98	24	<2	<1	5.34	37	43	0.88	1408
20	ARG067661	13.1	6.13	227	520	2	<5	0.05	1	44	8	418	12	2.11	17	<2	<1	4.59	25	19	0.27	149
Rep20		11.6	6.08	229	525	2	<5	0.05	1	45	8	268	12	2.12	17	<2	<1	4.61	25	19	0.27	145
21	ARG067662	5.7	8.00	46	1605	1	<5	0.03	2	70	7	234	28	1.98	17	2	<1	8.46	38	17	0.05	100
22	ARG067663	>200	7.73	20	671	2	<5	0.31	2	58	12	216	243	3.20	24	3	<1	5.34	32	44	1.18	1460
23	ARG067664	3.9	7.95	12	1263	2	<5	0.33	<1	59	6	364	182	1.98	24	3	<1	5.72	33	68	0.40	289
24	ARG067665	5.0	7.11	45	1579	1	<5	0.02	8	67	7	312	41	1.02	12	<2	<1	7.90	38	30	0.05	111
25	ARG067666	>200	4.87	49	239	2	<5	0.05	<1	38	9	743	65	2.33	20	<2	<1	2.26	20	38	0.32	235
26	ARG067667	137.5	5.79	31	587	2	<5	0.93	<1	55	10	614	9	3.95	19	<2	<1	3.72	31	28	0.83	2479
27	ARG067668	11.4	8.52	55	887	2	<5	0.03	2	78	11	488	49	2.87	24	2	<1	7.92	42	19	0.28	181
28	ARG067669	29.0	7.52	12	1028	2	<5	0.29	<1	53	8	497	88	3.41	23	<2	<1	5.64	30	44	1.08	1990
29	ARG067670	>200	0.35	145	24	<1	12	5.30	353	<2	<1	1011	10157	17.45	8	<2	<1	0.19	<2	20	0.01	1761
30	ARG067671	>200	2.02	64	188	<1	<5	0.03	260	3	7	1368	13219	5.07	8	<2	<1	1.19	3	36	0.08	248
Rep30		>200	2.04	69	188	<1	<5	0.03	263	5	6	1233	13407	5.13	7	<2	<1	1.19	3	38	0.08	244
31	ARG067672	180.0	5.30	67	448	2	<5	0.18	11	23	8	9	1520	3.18	23	<2	<1	3.97	14	36	0.29	840
32	ARG067673	7.3	7.84	11	932	2	<5	0.34	<1	65	10	12	51	2.94	21	3	<1	5.34	38	44	0.90	1390
33	SNOW01	2.9	1.95	182	17	<1	<5	15.72	<1	118	118	18	6485	3.58	<5	3	<1	0.21	75	<2	3.51	1392
34	SNOW02	2.6	2.00	183	17	<1	18	15.62	<1	119	118	19	6423	3.55	<5	<2	<1	0.20	73	<2	3.49	1375
35	SNOW03	0.8	8.08	11	224	2	10	3.41	<1	32	14	222	480	4.13	20	3	<1	1.51	17	31	2.00	593
Rep35		0.6	8.28	12	229	2	13	3.48	<1	27	14	202	485	4.15	21	2	<1	1.55	18	32	2.05	604
Standards																						
In-house Standard ICP-4		27.2	2.93	1200	182	20	29	14.68	18	184	30	634	1918	6.33	25	20	29	0.56	125	308	2.71	2142
Standard SY-4		<.5	10.49	<5	340	3	<5	5.60	<1	117	<1	11	5	4.24	36	<2	<1	1.44	60	44	0.32	890
Standard GBM399-5		24.1	4.34	305	42	<1	18	1.28	5	8	53	259	28768	4.28	11	<2	<1	2.64	3	9	0.81	305
Standard GBM398-1		5.1	4.48	<5	44	<1	13	0.89	6	<2	27	5231	15242	3.71	18	<2	<1	3.09	<2	7	0.37	18282
Blank		<.5	<.01	<5	<2	<1	<5	0.03	<1	<2	<1	<2	<2	<.01	<5	<2	<1	<.01	<2	<2	<.01	<5
Upper Calibration Limit		500.0	12.50	20000	5000	500	500	12.50	500	500	2500	5000	20000	12.50	500	500	500	12.50	500	5000	12.50	50000
Assigned Value In-house Standard ICP-4		28.0	2.82	1240	250-600	22	30	15.50	10	175	33	550	1020	5.34	25	25		0.58	125	305	2.68	2275
Recommended Value Standard SY-4			10.65		340	2		5.75		122		12	7	4.34	35			1.38	58	37	0.33	836
Recommended Value Standard GBM398-1		5									24		14748									
Recommended Value Standard GBM399-5		24		320							46		29424									

LAB NO.	SAMPLE NO.	S	Sb	Sc	Se	Sn	Sr	Ta	Te	Th	Ti	Tl	U	V	W	Y	*Zn	Zr
		%	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
1	ARG87649	3.55	9	2	<10	<5	26	<2	<5	<5	553	<5	<5	27	<5	6	3778	30
2	ARG87650	1.23	18	4	<10	<5	38	<2	<5	<5	740	<5	<5	68	<5	9	82	35
3	ARG87651	0.51	6	2	<10	<5	18	<2	5	<5	48	<5	<5	40	<5	8	380	3
4	ARG87652	0.78	9	3	<10	<5	40	<2	<5	<5	382	<5	<5	22	<5	8	304	19
5	ARG87653	1.27	8	10	<10	<5	139	<2	<5	6	2745	<5	<5	80	5	14	149	129
6	ARG87654	2.31	27	2	<10	<5	54	<2	8	<5	186	<5	<5	61	7	3	3403	9
7	ARG87655	1.16	11	2	<10	<5	24	<2	<5	<5	250	<5	<5	9	<5	4	1502	9
8	ARG87656	0.64	10	<1	<10	<5	28	<2	<5	<5	28	<5	<5	4	<5	1	396	1
9	ARG87657	0.96	7	6	<10	<5	106	<2	<5	12	1483	<5	<5	30	<5	18	63	129
10	ARG87658	5.45	9	3	16	<5	18	<2	<5	<5	638	<5	<5	17	8	5	48959	38
Rep10		5.35	9	3	14	<5	18	<2	<5	<5	611	<5	<5	17	11	5	48754	37
11	ARG94297	0.03	9	9	<10	<5	150	<2	<5	<5	1622	<5	<5	60	7	11	295	81
12	ARG94298	1.99	17	4	<10	<5	13	<2	<5	<5	842	<5	<5	73	19	5	429	38
13	ARG94299	1.73	6	8	<10	<5	81	<2	<5	13	2744	<5	<5	35	6	20	184	158
14	ARG94301	1.11	14	5	<10	<5	37	<2	5	<5	1084	<5	<5	46	11	9	117	54
15	ARG94302	1.88	7	7	<10	<5	47	<2	<5	6	2046	<5	<5	32	10	16	48	121
16	ARG94303	0.01	7	10	<10	<5	99	<2	<5	7	2470	<5	<5	68	<5	14	70	145
17	ARG94304	0.49	5	5	<10	<5	53	<2	<5	11	1417	<5	<5	24	17	19	67	89
18	ARG087659	0.81	<5	15	<10	<5	71	<2	<5	11	5208	<5	<5	104	<5	24	1284	143
19	ARG087660	0.87	<5	17	<10	<5	127	<2	<5	11	4024	<5	<5	104	<5	24	153	192
20	ARG087661	2.03	10	10	<10	<5	167	<2	<5	7	2639	<5	<5	67	<5	20	135	150
Rep20		2.08	10	10	<10	<5	168	<2	<5	8	2704	<5	<5	67	<5	20	134	149
21	ARG087662	2.16	<5	13	<10	<5	169	<2	<5	16	3831	<5	<5	45	8	23	111	199
22	ARG087663	0.79	<5	16	<10	<5	88	<2	<5	8	3778	<5	<5	95	<5	20	780	161
23	ARG087664	0.53	<5	16	<10	<5	124	<2	<5	12	4065	<5	<5	100	<5	23	201	190
24	ARG087665	2.07	6	11	<10	<5	139	<2	<5	15	3226	5	<5	30	6	24	84	185
25	ARG087666	1.86	9	10	<10	<5	67	<2	<5	5	2861	<5	<5	71	7	15	197	130
26	ARG087667	2.50	<5	14	<10	<5	111	<2	37	9	4443	<5	<5	93	<5	21	162	127
27	ARG087668	2.85	<5	19	<10	<5	144	<2	<5	12	4917	8	<5	97	10	24	140	208
28	ARG087669	1.04	<5	15	<10	<5	162	<2	<5	11	3980	<5	<5	98	<5	21	201	188
29	ARG087670	28.40	78	<1	<10	<5	9	<2	<5	<5	13	<5	<5	9	103	2	130851	<1
30	ARG087671	10.07	113	2	111	<5	21	<2	<5	<5	334	<5	<5	18	124	5	84182	14
Rep30		10.28	115	2	112	<5	21	<2	<5	<5	332	<5	<5	18	114	5	83945	14
31	ARG087672	2.82	9	9	<10	<5	38	<2	<5	6	1960	<5	<5	107	<5	12	2551	88
32	ARG087673	0.70	<5	17	<10	<5	128	<2	<5	10	3919	<5	<5	105	<5	24	200	188
33	SNOW01	2.28	<5	20	<10	15	112	<2	<5	<5	388	<5	<5	20	200	20	48	64
34	SNOW02	2.28	<5	20	<10	15	110	<2	<5	<5	418	<5	<5	20	214	21	36	65
35	SNOW03	0.17	<5	10	<10	18	209	<2	<5	8	3658	<5	<5	84	21	11	91	100
Rep35		0.17	<5	10	<10	18	212	<2	<5	9	3730	<5	<5	86	23	11	95	104
Standards																		
In-house Standard ICP-4		5.50	851	23	19	34	297	228	15	18	5480	14	72	231	185	34	8224	86
Standard SY-4		0.02	<5	<1	<10	9	1218	<2	<5	<5	1749	<5	<5	8	<5	122	107	78
Standard GBM399-5		2.83	<5	6	<10	9	38	<2	<5	<5	982	6	7	42	16	4	9345	44
Standard GBM398-1		3.28	11	4	<10	<5	43	<2	<5	<5	1577	7	<5	29	<5	5	21308	59
Blank		<.01	<5	<1	<10	<5	<2	<2	<5	<5	<10	<5	16	<2	<5	<1	2	<1
Upper Calibration Limit		12.50	500	500	500	500	5000	500	500	500	10000	500	500	500	250	500	20000	5000
Assigned Value In-house Standard ICP-4		5.64	835	23	15	27	300	120-300	14	17	5610	20	80	230	180	34	6350	60-80
Recommended Value Standard SY-4				1.1		7	1191	0.9		1.4	1721		0.8	8		119	93	517
Recommended Value Standard GBM398-1																	20378	
Recommended Value Standard GBM399-5																	9493	

B Summary of mean intersection grades for the Escondida, Esperanza and Gabriela geological domains

ESCONDIDA - MEAN INTERSECTION GRADES BASED ON 2 g/t Au GEOLOGICAL DOMAIN BOUNDARIES

ESCONDIDA CENTRAL

BHID	FROM	TO	DATAMINE COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE		X MID	Y MID	Z MID	AZI MID	BEARING MID
MD061	39.26	41.20	8	1.94	1.22	37.86	327.66	2	CORE	2674790.3	4668583.1	62.41	356.51	50.75
MD064	36.00	38.60	8	2.60	1.69	46.08	2933.42	2	CORE	2674739.8	4668577.3	65.09	355.20	49.00
MD082	131.30	134.00	8	2.70	1.90	129.79	177.05	2	CORE	2674740.8	4668569.4	0.83	186.17	43.60
MD090	68.00	70.70	8	2.70	1.88	31.32	224.78	2	CORE	2674766.1	4668576.6	40.63	357.92	45.40
MD091	84.52	88.90	8	4.38	3.06	37.33	225.34	2	CORE	2674790.1	4668575.8	27.31	357.92	45.37
MD098	78.43	81.32	8	2.89	1.86	135.27	5242.03	2	CORE	2674740.7	4668573.5	30.76	357.76	49.67
MD106	28.50	31.00	8	2.50	1.56	83.34	2633.64	2	CORE	2674817.1	4668580.5	70.37	0.36	50.85
MD112	100.40	102.84	8	2.44	1.60	44.77	3095.01	2	CORE	2674816.4	4668582.5	15.05	359.93	48.28
MD115	54.35	57.00	8	2.65	1.63	23.83	1728.66	2	CORE	2674865.4	4668581.7	48.90	358.88	51.45
MD139	30.72	33.97	8	3.25	2.02	33.79	539.83	2	CORE	2674767.0	4668579.6	68.24	359.74	51.02
MD170	63.80	68.00	8	4.20	2.55	74.70	2572.23	2	CORE	2674741.2	4668576.1	47.93	179.57	52.17
TEE 01	2.00	3.22	8	1.22	1.20	9.90	8.42	2	CORE	2674881.0	4668582.6	96.50	0.00	0.00
TEE 02	2.00	5.70	8	3.70	3.67	6.25	180.18	3	TRENCH	2674821.9	4668588.8	97.21	355.00	-3.10
TEE 03	2.10	5.85	8	3.75	3.72	64.09	87.69	3	TRENCH	2674764.4	4668580.0	95.83	355.00	-0.50
TEE 04	3.70	5.60	8	1.90	1.86	11.26	19.62	3	TRENCH	2674724.1	4668581.6	96.19	4.00	-2.30
MD140	82.20	85.25	8	3.05	1.84	17.76	637.00	2	CORE	2674716.8	4668574.0	26.60	1.68	52.29
MD293	81.57	83.00	8	1.43	0.89	290.00	6517.80	2	CORE	2674714.8	4668573.1	26.19	1.69	50.97
MD088	35.40	38.10	8	2.70	1.69	6.72	293.23	2	CORE	2674715.9	4668577.5	65.31	359.61	50.66
MD292A	32.00	36.03	8	4.03	2.57	1.23	43.26	2	CORE	2674715.3	4668576.0	67.85	4.19	49.43
MD062	23.00	27.23	8	4.23	2.78	1.36	48.49	2	CORE	2674890.0	4668575.9	74.69	356.90	48.40
MD104A	156.75	159.83	8	3.08	2.14	2.27	125.27	2	CORE	2674736.8	4668560.1	-27.63	356.33	45.51
MD167	93.00	94.94	8	1.94	1.91	1.91	166.42	2	CORE	2674867.5	4668573.1	19.35	2.32	47.14
MD258	201.70	204.30	8	2.60	1.21	3.07	28.54	2	CORE	2674717.8	4668539.4	-83.75	2.41	61.69
MD450	166.75	169.36	8	2.61	1.38	3.14	109.66	2	CORE	2674718.1	4668554.0	-50.72	2.12	57.53
TEE 05	7.65	13.30	8	5.65	5.10	2.09	12.51	3	TRENCH	2674889.1	4668589.3	97.18	10.00	-1.00
MEAN OF ALL 25 INTERSECTIONS				**2.97**	**2.12**	**38.01**	**961.76**							
MEAN OF 24 INTERSECTIONS (TWINS AVERAGE				**2.86**	**2.06**	**37.52**	**952.22**							
MEAN OF 24 INTERSECTIONS (TWINS HIGH)				**2.92**	**2.10**	**41.14**	**1032.78**							
MEAN OF24 INTERSECTIONS (TWINS LOW)				**2.79**	**2.02**	**34.07**	**875.06**							

ESCONDIDA EAST

BHID	FROM	TO	DATAMINE COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE		X MID	Y MID	Z MID	AZI MID	BEARING MID
MD087	30.06	32.07	18	2.01	1.23	19.02	425.24	2	CORE	2675115.1	4668511.5	60.99	0.41	50.07
MD108	22.20	24.06	18	1.86	1.11	9.79	327.41	2	CORE	2675064.4	4668534.7	69.23	0.98	51.16
MD110	26.00	29.08	18	3.08	1.86	25.02	265.11	2	CORE	2675006.7	4668550.6	68.10	359.94	50.67
MD111	26.00	27.78	18	1.78	1.06	29.94	281.40	2	CORE	2674939.5	4668563.1	72.23	0.00	51.13
MD117	43.99	45.60	18	1.61	0.96	20.05	92.87	2	CORE	2674973.9	4668552.0	54.25	359.48	50.94
MD118	50.63	52.60	18	1.97	1.11	46.28	79.84	2	CORE	2675029.4	4668541.8	47.20	354.26	52.30
MD136	76.00	78.20	18	2.20	1.31	9.96	139.64	2	CORE	2675006.3	4668542.4	26.97	0.76	51.33
MD137	71.90	73.50	18	1.60	0.96	11.41	103.82	2	CORE	2675053.4	4668527.0	29.19	2.37	51.64
MD151	98.40	99.80	18	1.40	0.81	6.55	15.91	2	CORE	2675032.3	4668530.6	7.58	2.60	53.14
MD152	99.40	100.47	18	1.07	0.67	6.99	68.40	2	CORE	2674977.1	4668543.1	10.26	3.66	49.43
MD459	45.75	50.22	18	4.47	2.50	15.54	248.18	2	CORE	2675101.4	4668515.4	45.76	1.28	54.30
TEE 07	7.50	9.10	18	1.60	1.55	4.94	65.30	3	TRENCH	2674945.0	4668563.8	94.28	185.00	5.00
TEE 10	18.75	21.40	18	2.56	2.51	5.37	11.59	3	TRENCH	2675185.0	4668513.5	87.51	0.00	-4.30
TEE 13	22.00	25.55	18	3.55	3.43	4.55	151.05	3	TRENCH	2675123.7	4668527.2	86.71	4.00	-3.40

MD136	70.36	72.63	18	2.27	1.34	1.17	68.49	2 CORE	2674939.7	4668556.9	33.58	1.90	52.15
MD148	130.63	132.10	18	1.47	0.77	2.50	18.93	2 CORE	2675007.8	4668531.4	-21.00	2.12	57.13
TEE 11	55.50	57.35	18	1.85	1.77	2.01	12.52	3 TRENCH	2675012.7	4668555.9	89.67	1.00	-1.80
MEAN OF 17 INTERSECTIONS				**2.14**	**1.47**	**13.31**	**154.88**						

ESCONDIDA FAR WEST

BHID	FROM	TO	DATAMINE COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE	X MID	Y MID	Z MID	AZI MID	BEARING MID
MD216	97.87	101.53	2	3.66	2.30	47.56	3893.30	2 CORE	2673927.6	4669148.5	30.39	22.11	49.69
MD218	152.10	155.82	2	3.72	2.18	48.90	3122.89	2 CORE	2673926.2	4669146.4	-17.13	20.46	52.48
MD221	74.00	80.00	2	6.00	3.56	25.76	1758.42	1 RC	2673994.2	4669104.6	46.08	20.83	52.08
MD226	196.45	202.00	2	5.55	3.34	4.35	252.37	2 CORE	2673926.2	4669145.5	-53.51	21.56	51.54
MD229	149.95	153.35	2	3.40	2.11	6.60	550.79	2 CORE	2673991.0	4669090.1	-16.09	23.48	50.53
MD233	173.72	175.40	2	1.68	1.13	4.34	326.83	2 CORE	2673859.1	4669190.1	-26.95	23.56	46.35
MD389	69.40	72.36	2	2.96	1.77	79.49	6944.03	2 CORE	2673964.4	4669127.1	53.13	24.81	52.44
MD398	113.03	115.67	2	2.64	1.59	40.18	2738.83	2 CORE	2673962.7	4669125.4	16.78	23.21	51.86
MD299	62.65	68.10	2	5.45	2.98	9.83	934.82	2 CORE	2673925.8	4669148.3	55.51	23.67	55.92
MRC175	67.00	73.00	2	6.00	3.01	11.22	321.79	1 RC	2673927.7	4669149.1	51.13	22.00	58.83
MD206	38.45	41.25	2	2.80	1.44	2.41	192.96	2 CORE	2673927.8	4669150.2	78.09	20.84	55.31
MEAN OF ALL 11 INTERSECTIONS				**3.99**	**2.31**	**23.56**	**1723.40**						
MEAN OF 10 INTERSECTIONS (TWINS AVERAGE				**3.81**	**2.24**	**25.51**	**1890.02**						
MEAN OF 10 INTERSECTIONS (TWINS HIGH)				**3.84**	**2.24**	**25.15**	**1917.67**						
MEAN OF 10 INTERSECTIONS (TWINS LOW)				**3.79**	**2.24**	**25.88**	**1861.96**						

ESCONDIDA WEST 1

BHID	FROM	TO	DATAMINE COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE	X MID	Y MID	Z MID	AZI MID	BEARING MID
DDH10	32.50	34.10	3	1.60	0.94	25.02	1107.50	2 CORE	2674365.4	4668826.4	68.79	18.00	50.00
MD169	34.85	37.25	3	2.40	1.35	6.62	229.90	2 CORE	2674395.4	4668823.7	68.69	21.22	51.48
MRC034	75.00	78.00	3	3.00	1.24	13.35	104.00	1 RC	2674369.3	4668809.1	27.79	22.00	62.73
TEW 04	3.00	5.80	3	2.80	2.62	34.88	349.35	3 TRENCH	2674393.3	4668835.3	100.40	10.00	-1.30
TEW 05	2.50	6.40	3	3.90	3.66	73.63	1139.45	3 TRENCH	2674365.9	4668835.9	100.40	8.00	-1.30
DDH14	18.50	20.60	3	2.10	1.23	2.01	181.00	2 CORE	2674424.8	4668829.3	82.92	20.00	50.00
DDH15	20.90	22.00	3	1.10	0.76	6.18	183.91	2 CORE	2674340.2	4668837.3	78.63	20.00	45.00
MD085	62.00	64.00	3	2.00	1.21	2.49	35.89	2 CORE	2674335.2	4668823.5	45.04	23.04	47.30
TEW 03	3.50	5.50	3	2.00	1.88	3.24	150.28	3 TRENCH	2674422.6	4668830.5	100.40	8.00	-1.30
MEAN OF 9 INTERSECTIONS				**2.32**	**1.65**	**24.08**	**431.22**						

ESCONDIDA WEST 2

BHID	FROM	TO	DATAMINE COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE	X MID	Y MID	Z MID	AZI MID	BEARING MID
MD095	43.10	45.95	5	2.85	1.67	23.83	1544.04	2 CORE	2674470.6	4668785.9	60.57	18.89	51.21
MD096	10.20	12.90	5	2.70	1.61	18.49	364.18	2 CORE	2674513.3	4668765.4	88.12	21.90	50.41
MD149	41.83	44.00	5	2.17	1.27	4.38	436.84	2 CORE	2674449.7	4668795.4	62.02	19.78	51.29
MD311	90.15	94.88	5	4.73	2.45	8.45	785.57	2 CORE	2674440.5	4668768.1	17.54	23.31	56.48
MD444	108.50	110.00	5	1.50	0.78	4.01	171.79	2 CORE	2674408.8	4668778.8	2.29	23.88	56.32
MD445	152.46	154.07	5	1.61	0.83	20.41	1436.46	2 CORE	2674403.0	4668758.6	-34.78	25.54	56.67
MD298	28.00	30.30	5	2.30	1.35	15.31	359.15	2 CORE	2674491.4	4668775.4	73.55	25.00	51.33
MRC084	29.00	32.00	5	3.00	1.86	13.40	895.11	1 RC	2674493.0	4668776.0	72.99	22.00	48.53
MD145	50.00	51.60	5	1.60	0.93	0.94	152.92	2 CORE	2674509.1	4668756.4	55.74	20.29	51.57

ESCONDIDA - MEAN INTERSECTION GRADES BASED ON 2 g/t Au GEOLOGICAL DOMAIN BOUNDARIES

MD342	206.95	208.00	5	2.05	1.20	2.16	919.20	2 CORE	2674423.0	4668738.3	-72.16	22.53	51.55
MD446	143.50	145.90	5	2.40	1.23	1.58	226.95	2 CORE	2674433.0	4668747.5	-27.51	24.12	57.04
TEW 01	8.50	11.70	5	3.20	3.00	2.17	28.83	3 TRENCH	2674499.0	4668789.9	98.62	22.00	-1.80
MEAN OF 12 INTERSECTIONS				**2.51**	**1.52**	**9.91**	**627.54**						
MEAN OF 11 INTERSECTIONS (TWINS AVERAGE				**2.50**	**1.51**	**9.49**	**624.17**						
MEAN OF 11 INTERSECTIONS (TWINS HIGH)				**2.53**	**1.53**	**9.52**	**649.74**						
MEAN OF 11 INTERSECTIONS (TWINS LOW)				**2.46**	**1.48**	**9.46**	**597.93**						

LOMA ESCONDIDA

BHID	FROM	TO	DATAMINE COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE	X MID	Y MID	Z MID	AZI MID	BEARING MID
MD130	27.41	29.36	30	1.95	1.06	14.83	1144.93	2 CORE	2674556.5	4669084.6	81.43	179.87	54.43
MD131	21.00	23.00	30	2.00	1.06	4.25	304.92	2 CORE	2674493.5	4669098.0	84.02	180.19	55.52
MD189	53.00	54.54	30	1.54	0.88	13.43	989.05	2 CORE	2674492.9	4669103.4	58.19	181.38	53.05
MD191	54.00	56.00	30	2.00	1.01	5.34	193.53	2 CORE	2674557.4	4669090.7	57.00	176.55	57.40
MD195	39.64	41.80	30	2.16	1.17	19.74	1505.36	2 CORE	2674608.9	4669078.1	72.76	178.09	54.92
MD243	95.10	96.40	30	1.30	0.80	18.81	1635.63	2 CORE	2674491.2	4669111.0	26.13	183.87	50.27
RxLE 04	1.60	3.90	30	2.30	2.19	10.44	43.90	3 TRENCH	2674487.5	4669097.8	103.00	0.00	0.00
RxLE 05	1.50	4.60	30	3.10	2.86	4.20	128.51	3 TRENCH	2674464.2	4669102.7	102.00	27.50	0.00
MD245	90.00	91.30	30	1.30	0.84	3.57	151.99	2 CORE	2674556.4	4669102.2	32.04	181.10	47.21
RxLE 02	2.90	5.00	30	2.10	2.01	2.74	197.56	3 TRENCH	2674549.1	4669086.4	104.00	2.00	0.00
RxLE 03	1.05	2.70	30	1.65	1.57	2.78	182.09	3 TRENCH	2674518.5	4669089.9	104.00	0.00	0.00
MEAN OF 11 INTERSECTIONS				**1.95**	**1.41**	**8.78**	**537.31**						

LOMA ESCONDIDA EAST

BHID	FROM	TO	DATAMINE COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE	X MID	Y MID	Z MID	AZI MID	BEARING MID
ARC14	32.00	34.00	33	2.00	1.11	1.87	185.50	1 RC	2674658.2	4669078.9	80.37	190.00	55.00
MD092	18.00	22.20	33	4.20	2.25	8.08	568.25	2 CORE	2674708.3	4669074.6	92.14	181.69	55.93
MD093	15.25	16.39	33	1.14	0.61	1.14	26.18	2 CORE	2674756.8	4669071.5	93.69	179.47	55.64
MD300	40.00	41.55	33	1.55	0.83	5.26	571.66	2 CORE	2674662.5	4669081.4	73.22	180.08	55.89
TLE 01	29.50	32.00	33	2.50	2.41	8.17	490.03	3 TRENCH	2674658.3	4669080.4	105.23	8.00	2.00
TLE 02	2.86	6.63	33	3.77	3.64	23.04	1440.06	3 TRENCH	2674708.9	4669072.7	104.32	8.00	2.20
TLE 03	17.30	18.60	33	1.30	1.25	10.19	248.66	3 TRENCH	2674756.4	4669068.8	103.56	7.00	3.00
MEAN OF 7 INTERSECTIONS				**2.35**	**1.73**	**10.19**	**602.57**						

Twin drillholes

ESCONDIDA - MEAN INTERSECTION GRADES BASED ON 4g/t Au GEOLOGICAL DOMAIN BOUNDARIES

ESCONDIDA CENTRAL

BHID	FROM	TO	DATAMINE COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE	X MID	Y MID	Z MID	AZI MID	BEARING MID
MD061	39.26	41.20	8	1.94	1.22	37.86	327.66	2 CORE	2,674,790.3	4,668,583.1	62.41	356.51	50.75
MD064	36.00	38.60	8	2.60	1.69	45.08	2,933.42	2 CORE	2,674,739.8	4,668,577.3	65.09	355.20	49.00
MD082	131.30	134.00	8	2.70	1.90	129.79	177.05	2 CORE	2,674,740.8	4,668,569.4	0.83	186.17	43.60
MD090	68.00	70.70	8	2.70	1.88	31.32	224.78	2 CORE	2,674,768.1	4,668,576.6	40.63	357.92	45.40
MD091	84.52	88.90	8	4.38	3.05	37.33	225.34	2 CORE	2,674,790.1	4,668,575.8	27.31	357.92	45.37
MD098	78.43	81.32	8	2.89	1.85	135.27	5,242.03	2 CORE	2,674,740.7	4,668,573.5	30.76	357.76	49.67
MD106	28.50	31.00	8	2.50	1.56	83.34	2,633.64	2 CORE	2,674,817.1	4,668,589.5	70.37	0.36	50.85
MD112	100.40	102.84	8	2.44	1.60	44.77	3,095.01	2 CORE	2,674,816.4	4,668,582.5	15.06	359.93	48.28
MD115	54.35	57.00	8	2.65	1.63	23.83	1,728.65	2 CORE	2,674,855.4	4,668,581.7	48.90	358.88	51.45
MD139	30.72	33.97	8	3.25	2.02	33.79	539.83	2 CORE	2,674,767.0	4,668,579.6	68.24	359.74	51.02
MD170	63.80	68.00	8	4.20	2.55	74.70	2,572.23	2 CORE	2,674,741.2	4,668,576.1	47.93	179.57	52.17
TEE 01	2.00	3.22	8	1.22	1.20	9.90	8.42	2 CORE	2,674,881.0	4,668,582.6	96.50	0.00	0.00
TEE 02	2.00	5.70	8	3.70	3.67	6.25	180.18	3 TRENCH	2,674,821.9	4,668,588.8	97.21	355.00	-3.10
TEE 03	2.10	5.85	8	3.75	3.72	64.09	87.59	3 TRENCH	2,674,764.4	4,668,580.0	95.83	355.00	-0.50
TEE 04	3.70	5.60	8	1.90	1.86	11.26	19.52	3 TRENCH	2,674,724.1	4,668,581.6	95.19	4.00	-2.30
MD140	82.20	85.25	8	3.05	1.84	17.76	637.00	2 CORE	2,674,716.8	4,668,574.0	26.60	1.68	52.29
MD293	81.57	83.00	8	1.43	0.89	290.00	6,517.80	2 CORE	2,674,714.8	4,668,573.1	28.19	1.69	50.97
MD088	35.40	38.10	8	2.70	1.69	6.72	293.23	2 CORE	2,674,715.9	4,668,577.5	65.31	359.61	50.66
MD292A	32.00	36.03	8	4.03	2.57	1.23	43.26	2 CORE	2,674,715.3	4,668,576.0	67.85	4.19	49.43
MEAN OF ALL 19 INTERSECTIONS				**2.84**	**2.02**	**51.33**	**1296.14**						
MEAN OF 17 INTERSECTIONS (TWINS AVERAGED				**2.85**	**2.05**	**52.19**	**1319.89**						
MEAN OF 17 INTERSECTIONS (TWINS HIGH)				**2.94**	**2.11**	**57.81**	**1446.50**						
MEAN OF17 INTERSECTIONS (TWINS LOW)				**2.76**	**2.00**	**46.90**	**1200.77**						

ESCONDIDA EAST

BHID	FROM	TO	DATAMINE COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE	X MID	Y MID	Z MID	AZI MID	BEARING MID
MD087	30.06	32.07	18	2.01	1.23	19.02	425.24	2 CORE	2,675,115.1	4,668,511.5	60.99	0.41	50.07
MD108	22.20	24.06	18	1.86	1.11	9.79	327.41	2 CORE	2,675,054.4	4,668,534.7	69.23	0.98	51.16
MD110	26.00	29.08	18	3.08	1.86	25.02	265.11	2 CORE	2,675,008.7	4,668,550.6	68.10	359.94	50.67
MD111	26.00	27.78	18	1.78	1.06	29.94	281.40	2 CORE	2,674,939.5	4,668,563.1	72.23	0.00	51.13
MD117	43.99	45.60	18	1.61	0.96	20.05	92.87	2 CORE	2,674,973.9	4,668,552.0	54.25	359.48	50.94
MD118	50.63	52.60	18	1.97	1.11	46.28	79.84	2 CORE	2,675,029.4	4,668,541.8	47.20	354.26	52.30
MD135	76.00	78.20	18	2.20	1.31	9.96	139.54	2 CORE	2,675,006.3	4,668,542.4	26.97	0.76	51.33
MD137	71.90	73.50	18	1.60	0.96	11.41	103.82	2 CORE	2,675,053.4	4,668,527.0	29.19	2.37	51.54
MD151	98.40	99.80	18	1.40	0.81	6.55	15.91	2 CORE	2,675,032.3	4,668,530.6	7.58	2.60	53.14
MD152	99.40	100.47	18	1.07	0.67	6.99	68.40	2 CORE	2,674,977.1	4,668,543.1	10.26	3.66	49.43
MD459	45.75	50.22	18	4.47	2.50	15.54	248.18	2 CORE	2,675,101.4	4,668,515.4	45.76	1.28	54.30
TEE 07	7.50	9.10	18	1.60	1.55	4.94	65.30	3 TRENCH	2,674,945.0	4,668,563.8	94.28	185.00	5.00
TEE 10	18.75	21.40	18	2.56	2.51	5.37	11.69	3 TRENCH	2,675,185.0	4,668,513.5	87.51	0.00	-4.30
TEE 13	22.00	25.55	18	3.55	3.43	4.55	151.05	3 TRENCH	2,675,123.7	4,668,527.2	86.71	4.00	-3.40
MEAN OF 14 INTERSECTIONS				**2.20**	**1.51**	**15.392**	**176.249**						

ESCONDIDA FAR WEST

BHID	FROM	TO	DATAMINE COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE	X MID	Y MID	Z MID	AZI MID	BEARING MID
MD216	97.87	101.53	2	3.66	2.30	47.56	3,893.30	2 CORE	2,673,927.6	4,669,148.5	30.39	22.11	49.69

ESCONDIDA - MEAN INTERSECTION GRADES BASED ON 4g/t Au GEOLOGICAL DOMAIN BOUNDARIES

MD218	152.10	155.82	2	3.72	2.18	48.90	3,122.89	2 CORE	2,673,925.2	4,669,146.4	-17.13	20.46	52.48
MD221	74.00	80.00	2	6.00	3.56	25.76	1,758.42	1 RC	2,673,994.2	4,669,104.6	46.08	20.83	52.06
MD226	196.45	202.00	2	5.55	3.34	4.35	252.37	2 CORE	2,673,925.2	4,669,145.5	-53.51	21.56	51.54
MD229	149.95	153.35	2	3.40	2.11	6.60	550.79	2 CORE	2,673,991.0	4,669,090.1	-16.09	23.48	50.53
MD233	173.72	175.40	2	1.68	1.13	4.34	325.83	2 CORE	2,673,859.1	4,669,190.1	-26.95	23.56	46.35
MD389	69.40	72.36	2	2.96	1.77	79.49	6,944.03	2 CORE	2,673,964.4	4,669,127.1	53.13	24.81	52.44
MD398	113.03	115.67	2	2.64	1.59	40.18	2,738.83	2 CORE	2,673,962.7	4,669,125.4	16.78	23.21	51.85
MD299	62.65	68.10	2	5.45	2.98	9.83	934.82	2 CORE	2,673,925.8	4,669,148.3	55.51	23.67	55.92
MRC175	67.00	73.00	2	6.00	3.01	11.22	321.79	1 RC	2,673,927.7	4,669,149.1	51.13	22.00	58.83
MEAN OF ALL 10 INTERSECTIONS				**4.11**	**2.40**	**25.003**	**1,827.770**						
MEAN OF 9 INTERSECTIONS (TWINS AVERAGED)				**3.93**	**2.33**	**27.343**	**2,024.493**						
MEAN OF 9 INTERSECTIONS (TWINS HIGH)				**3.96**	**2.33**	**26.939**	**2,053.285**						
MEAN OF 9 INTERSECTIONS (TWINS LOW)				**3.90**	**2.33**	**27.754**	**1,995.249**						

ESCONDIDA WEST 1

BHID	FROM	TO	DATAMINE COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE	X MID	Y MID	Z MID	AZI MID	BEARING MID
DDH10	32.50	34.10	3	1.60	0.94	25.02	1,107.50	2 CORE	2,674,365.4	4,668,826.4	68.79	18.00	50.00
MD169	34.85	37.25	3	2.40	1.35	6.62	229.90	2 CORE	2,674,395.4	4,668,823.7	68.69	21.22	51.48
MRC034	75.00	78.00	3	3.00	1.24	13.35	104.00	1 RC	2,674,369.3	4,668,809.1	27.79	22.00	62.73
TEW 04	3.00	5.80	3	2.80	2.62	34.88	349.35	3 TRENCH	2,674,393.3	4,668,835.3	100.40	10.00	-1.30
TEW 05	2.50	6.40	3	3.90	3.66	73.63	1,139.45	3 TRENCH	2,674,365.9	4,668,835.9	100.40	8.00	-1.30
MEAN OF 5 INTERSECTIONS				**2.74**	**1.96**	**35.093**	**588.160**						

ESCONDIDA WEST 2

BHID	FROM	TO	DATAMINE COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE	X MID	Y MID	Z MID	AZI MID	BEARING MID
MD095	43.10	45.95	5	2.85	1.67	23.83	1,544.04	2 CORE	2,674,470.6	4,668,785.9	60.57	16.69	51.21
MD096	10.20	12.90	5	2.70	1.61	18.49	364.18	2 CORE	2,674,513.3	4,668,765.4	88.12	21.90	50.41
MD149	41.83	44.00	5	2.17	1.27	4.38	436.84	2 CORE	2,674,449.7	4,668,795.4	62.02	19.78	51.29
MD311	90.15	94.88	5	4.73	2.45	8.45	785.57	2 CORE	2,674,440.5	4,668,768.1	17.54	23.31	56.48
MD444	108.50	110.00	5	1.50	0.78	4.01	171.79	2 CORE	2,674,408.8	4,668,778.8	2.29	23.86	56.32
MD445	152.46	154.07	5	1.61	0.83	20.41	1,436.46	2 CORE	2,674,403.0	4,668,758.6	-34.78	25.54	56.67
MD298	28.00	30.30	5	2.30	1.35	16.31	359.15	2 CORE	2,674,491.4	4,668,775.4	73.56	25.00	51.33
MRC084	29.00	32.00	5	3.00	1.86	13.40	895.11	1 RC	2,674,493.0	4,668,776.0	72.99	22.00	48.53
MEAN OF 8 INTERSECTIONS				**2.61**	**1.48**	**13.499**	**773.217**						
MEAN OF 7 INTERSECTIONS (TWINS AVERAGED)				**2.60**	**1.46**	**13.393**	**789.325**						
MEAN OF 7 INTERSECTIONS (TWINS HIGH)				**2.65**	**1.50**	**13.515**	**824.529**						
MEAN OF 7 INTERSECTIONS (TWINS LOW)				**2.55**	**1.42**	**13.275**	**752.742**						

LOMA ESCONDIDA

BHID	FROM	TO	DATAMINE COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE	X MID	Y MID	Z MID	AZI MID	BEARING MID
MD130	27.41	29.36	30	1.95	1.08	14.83	1,144.93	2 CORE	2,674,556.5	4,669,064.6	81.43	179.87	54.43
MD131	21.00	23.00	30	2.00	1.08	4.25	304.92	2 CORE	2,674,493.5	4,669,096.0	84.02	180.19	55.52
MD189	53.00	54.54	30	1.54	0.88	13.43	989.05	2 CORE	2,674,492.9	4,669,103.4	58.19	181.38	53.05
MD191	54.00	56.00	30	2.00	1.01	5.34	193.53	2 CORE	2,674,557.4	4,669,090.7	57.00	176.55	57.40
MD195	39.64	41.80	30	2.16	1.17	19.74	1,505.36	2 CORE	2,674,606.9	4,669,076.1	72.76	178.09	54.92
MD243	95.10	96.40	30	1.30	0.80	18.81	1,635.63	2 CORE	2,674,491.2	4,669,111.0	26.13	183.87	50.27
RdLE 04	1.6	3.9	30	2.30	2.19	10.44	43.90	3 TRENCH	2,674,487.5	4,669,097.8	103.00	0.00	0.00

ESCONDIDA - MEAN INTERSECTION GRADES BASED ON 4g/t Au GEOLOGICAL DOMAIN BOUNDARIES

RxLE 05	1.5	4.6	30	3.10	2.86	4.20	128.51		3	TRENCH	2,674,464.2	4,669,102.7	102.00	27.50	0.00
MEAN OF 8 INTERSECTIONS				**2.04**	**1.38**	**10.575**	**650.146**								

Twin drillholes

ESPERANZA AND GABRIELA - MEAN INTERSECTION GRADES BASED ON 150 g/t Ag GEOLOGICAL DOMAIN BOUNDARIES

ESPERANZA 3

BHID	FROM	TO	DATAMINE COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE		X MID	Y MID	Z MID	AZI MID	BEARING MID
MD099	35.33	38.87	49	3.54	2.22	3.36	190.29	2	CORE	2,675,745.6	4,669,469.0	90.16	226.40	51.07
MD294	35.75	39.72	49	3.97	2.50	4.08	113.58	2	CORE	2,675,746.6	4,669,467.4	90.08	225.00	50.66
MD100	38.00	39.85	49	1.85	1.16	9.31	333.97	2	CORE	2,675,765.9	4,669,449.6	88.53	225.73	51.15
MD101	32.37	38.46	49	6.09	3.90	7.23	141.37	2	CORE	2,675,727.0	4,669,488.3	90.80	224.23	49.85
MD128	53.69	56.53	49	2.84	1.82	0.29	149.91	2	CORE	2,675,828.7	4,669,369.4	74.02	224.88	49.88
MD129	41.17	43.16	49	1.99	1.26	3.38	74.42	2	CORE	2,675,798.5	4,669,411.3	85.21	224.34	50.40
TESE 02	23.00	26.90	49	3.90	3.82	5.86	177.14	3	TRENCH	2,675,733.2	4,669,483.5	112.83	40.00	5.00
TESE 03	15.10	19.10	49	4.00	3.91	3.86	264.53	3	TRENCH	2,675,751.2	4,669,462.5	113.89	40.00	6.40
TESE 04	15.50	18.40	49	2.90	2.83	7.24	360.96	3	TRENCH	2,675,771.6	4,669,445.4	113.78	40.00	7.20
MEAN OF ALL 9 INTERSECTIONS				**3.45**	**2.60**	**5.026**	**192.178**							
MEAN OF 8 INTERSECTIONS (TWINS AVERAGEI				**3.42**	**2.63**	**5.203**	**198.011**							
MEAN OF 8 INTERSECTIONS (TWINS HIGH)				**3.44**	**2.65**	**5.240**	**203.689**							
MEAN OF 8 INTERSECTIONS (TWINS LOW)				**3.39**	**2.61**	**5.165**	**192.421**							

ESPERANZA 2

BHID	FROM	TO	DATAMINE COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE		X MID	Y MID	Z MID	AZI MID	BEARING MID
DDH11	48.00	58.75	41	10.75	6.87	0.97	205.88	2	CORE	2,675,372.8	4,669,670.8	75.31	45.00	50.00
MRC038	32.00	53.00	41	11.00	7.24	2.46	214.27	1	RC	2,675,408.2	4,669,836.7	86.85	225.00	48.61
MRC056	5.00	8.00	41	3.00	1.91	1.41	199.33	1	RC	2,675,448.0	4,669,805.5	112.12	212.50	50.00
MRC057	38.00	40.00	41	2.00	1.27	5.64	466.50	1	RC	2,675,452.0	4,669,806.4	85.72	212.50	50.00
MRC059	20.00	23.00	41	3.00	1.91	4.24	341.53	1	RC	2,675,481.1	4,669,780.3	96.13	212.50	50.00
TESP 13	4.15	7.95	41	3.80	3.77	4.04	350.23	3	TRENCH	2,675,377.4	4,669,865.0	114.00	33.70	0.00
MEAN OF 6 INTERSECTIONS				**5.59**	**3.83**	**2.414**	**252.064**							

GABRIELA 2

BHID	FROM	TO	DATAMINE COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE		X MID	Y MID	Z MID	AZI MID	BEARING MID
MD163	32.95	35.92	55	2.97	1.78	2.64	457.11	2	CORE	2,676,992.3	4,670,548.7	115.92	226.30	51.01
MD295	32.10	34.85	55	2.75	1.68	2.08	172.23	2	CORE	2,676,993.0	4,670,547.2	117.09	228.10	50.10
MD179	29.58	32.00	55	2.42	1.44	2.26	286.34	2	CORE	2,676,934.9	4,670,605.2	117.98	225.00	51.34
MD181	78.68	84.83	55	6.15	3.56	1.51	295.95	2	CORE	2,676,999.5	4,670,552.0	77.86	225.47	52.69
MD318	33.77	36.74	55	2.97	1.63	2.74	360.40	2	CORE	2,676,877.9	4,670,661.9	110.86	226.84	54.80
MD371	77.00	79.95	55	2.95	1.66	10.66	1,110.80	2	CORE	2,677,027.9	4,670,523.5	77.29	227.68	53.80
MRC264	39.00	46.00	55	7.00	3.75	1.78	200.09	1	RC	2,676,816.9	4,670,714.4	105.11	225.00	55.82
MEAN OF ALL 7 INTERSECTIONS				**3.89**	**2.21**	**2.95**	**370.90**							
MEAN OF 6 INTERSECTIONS (TWINS AVERAGEI				**4.06**	**2.30**	**3.02**	**376.86**							
MEAN OF 6 INTERSECTIONS (TWINS HIGH)				**4.08**	**2.30**	**3.05**	**393.23**							
MEAN OF 6 INTERSECTIONS (TWINS LOW)				**4.04**	**2.29**	**2.99**	**360.33**							

GABRIELA 1

BHID	FROM	TO	DATAMINE COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE		X MID	Y MID	Z MID	AZI MID	BEARING MID
MD321	54.60	59.78	57	5.18	2.90	2.40	299.35	2	CORE	2,676,757.0	4,670,767.0	94.18	228.19	55.26
MD322	250.20	257.20	57	7.00	3.34	0.84	157.13	2	CORE	2,677,001.7	4,670,562.8	-76.52	231.74	60.85
MD323	55.20	57.78	57	2.58	1.41	3.35	420.45	2	CORE	2,676,642.5	4,670,881.4	87.37	227.37	56.28
MD324	163.63	168.72	57	5.09	2.90	0.75	127.63	2	CORE	2,676,933.6	4,670,817.9	5.43	234.27	54.17

ESPERANZA AND GABRIELA - MEAN INTERSECTION GRADES BASED ON 150 g/t Ag GEOLOGICAL DOMAIN BOUNDARIES

MD327	185.23	187.87	57	2.64	1.50	1.47	313.35	2	CORE	2,676,822.9	4,670,723.8	-17.87	232.43	54.42
MD328	162.25	163.75	57	1.50	0.97	1.14	272.53	2	CORE	2,676,707.6	4,670,842.9	3.96	234.86	48.28
MD337	176.00	177.93	57	1.93	1.03	1.45	274.16	2	CORE	2,676,884.5	4,670,662.7	-6.97	220.34	56.89
MD357	141.89	143.00	57	1.11	0.70	0.72	358.64	2	CORE	2,676,652.4	4,670,890.7	17.26	229.30	50.25
MD362	128.15	133.00	57	4.85	2.66	1.89	215.73	2	CORE	2,676,764.5	4,670,775.6	31.61	229.04	56.08
MD364	110.90	113.79	57	2.89	1.67	2.90	465.48	2	CORE	2,676,821.0	4,670,718.9	46.46	227.81	53.95
MD366	114.00	117.34	57	3.34	1.74	1.06	144.73	2	CORE	2,676,881.9	4,670,661.4	43.77	221.17	57.90
MD368	158.56	162.90	57	4.34	2.33	3.05	502.36	2	CORE	2,676,998.5	4,670,553.7	3.99	230.69	56.78
MRC266	54.00	56.00	57	2.00	1.10	2.36	317.00	1	RC	2,676,700.9	4,670,823.4	92.30	225.00	55.92
MEAN OF 13 INTERSECTIONS				**3.42**	**1.87**	**1.778**	**275.306**							

GABRIELA 3

BHID	FROM	TO	COLOUR	LENGTH	TRUE WIDTH	AU	AG	DRILLCODE		X MID	Y MID	Z MID	AZI MID	BEARING MID
MD163	45.75	51.89	17	6.14	3.65	0.53	143.89	2	CORE	2,676,985.8	4,670,542.5	104.71	226.86	51.43
MD183	21.00	27.25	17	6.25	3.80	2.17	350.84	2	CORE	2,677,015.7	4,670,511.2	123.46	225.93	60.40
RxG 02	0.80	5.55	17	4.75	4.46	3.53	234.66	3	TRENCH	2,677,035.9	4,670,477.7	140.00	235.00	0.00
RxG 03	0.00	2.20	17	2.20	2.09	4.04	551.36	3	TRENCH	2,677,035.4	4,670,481.8	140.00	230.00	0.00
RxG 04	0.00	1.80	17	1.80	1.71	1.88	218.56	3	TRENCH	2,677,020.4	4,670,496.3	140.00	219.00	0.00
RxG 06	0.00	1.80	17	1.80	1.69	3.12	156.48	3	TRENCH	2,676,988.5	4,670,529.3	140.00	215.00	0.00
RxG 08	0.00	1.40	17	1.40	1.31	5.00	169.00	3	TRENCH	2,677,012.6	4,670,503.4	140.00	215.00	0.00
MEAN OF 7 INTERSECTIONS				**3.48**	**2.67**	**2.403**	**259.475**							

Twin drillholes

CERTIFICATE of QUALIFIED PERSON

(a) I, Mr Christopher John Bargmann FGS (CGeol), MAusIMM, Pr.Sci.Nat. of Snowden Mining Industry Consultants Ltd, Abbey House, Wellington Way, Weybridge, Surrey, United Kingdom, do hereby certify that:

(b) I am the co-author of the technical report titled Cerro Moro Project: Geological Review and Mineral Resource Estimate, NI 43-101 Technical Report (the 'Technical Report') prepared for Exeter Resource Corporation.

(c) I graduated with the degree of Bachelor of Science (BSc Honours) in Geology from Leicester University, United Kingdom in 1983. In addition, I have obtained a Master of Science (MSc) degree in Mineral Resources from Cardiff University, University of Wales, Cardiff, United Kingdom in 2000.

I am a Chartered Geologist and Fellow of the Geological Society of London, and also a Member of the Australasian Institute of Mining and Metallurgy.

I have worked as a geologist for a total of 24 years since my graduation from university. I have experience of working with shear zone and structurally hosted gold deposits, Witwatersrand gold/uranium deposits and porphyry copper/gold deposits.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("the Instrument") and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of the Instrument. I have been involved in Exploration, Mining and Resource Evaluation consulting practices and mining companies for 22 years.

(d) I have made a current visit to the Cerro Moro Project between 28th January to 8th February 2009.

(e) I am responsible for the preparation of the sections of the Technical Report as defined in Table 2.1.

(f) I am independent of the issuer as defined in section 1.4 of the Instrument.

(g)) I have not had prior involvement with the property that is the subject of the Technical Report.

(h) I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form

(i) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Weybridge, United Kingdom this 19th day of August 2009

Christopher John Bargmann FGS (CGeol) MAusIMM, Pr.Sci.Nat

CERTIFICATE of QUALIFIED PERSON

(a) I, Dr Ian Malcolm Platten FGS (CGeol), of Snowden Mining Industry Consultants Ltd, Abbey House, Wellington Way, Weybridge, Surrey, United Kingdom, do hereby certify that:

(b) I am the co-author of the technical report titled Cerro Moro Project: Geological Review and Mineral Resource Estimate, NI 43-101 Technical Report (the 'Technical Report') prepared for Exeter Resource Corporation.

(c) I graduated with a degree in Bachelor of Science (BSc Honours) in Geology from University of London, United Kingdom, in 1961. In addition I have obtained a Doctor of Philosophy (PhD) from University of London, United Kingdom in 1966.

I am a Chartered Geologist and Fellow of the Geological Society of London,.

I have worked as a geologist for a total of 48 years since my graduation from university. I have experience in regional and detailed mapping of igneous complexes and in the structural and textural investigation of narrow vein systems.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("the Instrument") and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of the Instrument. I have been involved in the practice of geology for 48 years, including resource estimation for at least 12 years.

(d) I have not made a current visit to the Cerro Moro project.

(e) I am responsible for the preparation of the sections of the Technical Report as defined in Table 2.1.

(f)I am independent of the issuer as defined in section 1.4 of the Instrument.

(g)I have I have not had prior involvement with the property that is the subject of the Technical Report.

(h)I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form

(i) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Weybridge, United Kingdom this 19th day of August 2009

Ian Malcolm Platten FGS (CGeol)

CERTIFICATE of QUALIFIED PERSON

(a) I, Dr Simon Charles Dominy FGS (CGeol), FAusIMM (CP) MIMM (CEng) of Snowden Mining Industry Consultants Ltd, Abbey House, Wellington Way, Weybridge, Surrey, United Kingdom, do hereby certify that:

(b) I am the co-author of the technical report titled Cerro Moro Project: Geological Review and Mineral Resource Estimate, NI 43-101 Technical Report (the 'Technical Report') prepared for Exeter Resource Corporation.

(c) I graduated with a degree in Bachelor of Science (BSc Honours) in Geology from London City University, London, United Kingdom in 1987. In addition, I have obtained a Master of Science (MSc) degree in Mining Engineering from Camborne School of Mines, Cornwall, United Kingdom in 1989, and a Doctor of Philosophy (PhD) from Kingston University, London, United Kingdom in 1993.

I am a Chartered Geologist and Fellow of the Geological Society of London, and also a Fellow of the Australasian Institute of Mining and Metallurgy and a Chartered Professional (Geology).

I have worked as a geologist for a total of 21 years since my graduation from university. I have experience of working in resource geology (structural controls, etc), resource/reserve estimation (incl. geostatistics), grade control and reconciliation, mine planning and design, and mine management. My experience covers precious metal systems (e.g. Au, Ag, Cu-Au) and base metals (e.g. Sn-Cu, Sn-W, Cu-Au and Pb-Zn).

I have read the definition of "qualified person" set out in National Instrument 43-101 ("the Instrument") and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of the Instrument. I have been involved in Mining and Resource Evaluation consulting practices, academic research and mining companies for 21 years, including resource estimation for at least 5 years

(d) I have not made a current visit to the Cerro Moro project.

(e) I am responsible for the preparation of the sections of the Technical Report as defined in Table 2.1.

(f)I am independent of the issuer as defined in section 1.4 of the Instrument.

(g)I have I have not had prior involvement with the property that is the subject of the Technical Report.

(h)I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form

(i) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Weybridge, United Kingdom this 19th day of August 2009

Simon Charles Dominy FGS (CGeol) FAusIMM (CP) MIMM (CEng)